As filed with the Securities and Exchange Commission on August 20, 2026

1933 Act File No. 333-283244
1940 Act File No. 811-24024

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. ☐
Post-Effective Amendment No. 2 ☒

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒

Amendment No. 5 ☒

SEG PARTNERS LONG/SHORT EQUITY FUND

(Exact Name of Registrant as Specified in Charter)

c/o Select Equity Group, L.P.
380 Lafayette Street
New York, New York 10003
(Address of Principal Executive Offices)

212-475-8335
(Registrant’s Telephone Number)

Jennifer Vinsonhaler
Select Equity Group, L.P.
380 Lafayette Street
New York, New York 10003
(Name and Address of Agent for Service)

Copy to:
Joshua B. Deringer, Esq.
Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
215-988-2959

and

David L. Williams, Esq.
Faegre Drinker Biddle & Reath LLP
320 South Canal Street, Suite 3300
Chicago, IL 60606
312-569-1107

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED PUBLIC OFFERING:
AS SOON AS PRACTICABLE AFTER THE DATE ON WHICH THIS REGISTRATION STATEMENT
BECOMES EFFECTIVE

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☐	Immediately upon filing pursuant to paragraph (b)

☐	On (date) pursuant to paragraph (b)

☒	60 days after filing pursuant to paragraph (a)

☐	On (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _________.

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ________.

☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ____________.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

Subject to Completion, Dated August 20, 2026

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Prospectus

SEG Partners Long/Short Equity Fund

CLASS I SHARES
CLASS A SHARES

CLASS B SHARES

SEG Partners Long/Short Equity Fund (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as a non-diversified closed-end management investment company. Select Equity Group, L.P. serves as the investment adviser (“SEG” or the “Adviser”) of the Fund. The Adviser is an investment adviser registered with the U.S. Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended. The Fund has elected and intends each year to qualify and be eligible to be treated as a regulated investment company (a “RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).

The Fund’s investment objective is to achieve maximum total return. The Fund seeks to achieve its investment objective by investing primarily in equity securities. Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities. For purposes of the Fund’s 80% investment policy, “equity securities” means common and preferred stocks (including investments in initial public offerings), convertible securities, warrants and rights. To the extent the Fund invests in derivative or other strategic instruments that have similar economic characteristics to equity securities, the market value of such instruments will be included for purposes of calculating the Fund’s compliance with its 80% investment policy. The Fund includes cash or money market instruments earmarked or otherwise held as collateral for derivative instruments that have similar economic characteristics to equity securities towards its 80% investment requirement. The Adviser’s approach involves taking long and short positions in equity securities. The Fund cannot guarantee that its investment objective will be achieved or that the Fund’s portfolio design and risk monitoring strategies will be successful. Investing in the Fund involves a high degree of risk.

	Class I Shares	Class A Shares	Class B Shares	Total
Public Offering Price(1)	At current net asset value	At current net asset value	At current net asset value	Up to $300,000,000
Sales Load(2)	None	2.00%	None	Up to $6,000,000
Proceeds to the Fund (Before Expenses)(3)	Current net asset value	Current net asset value minus sales load	Current net asset value	Up to $300,000,000

(1)	Quasar Distributors, LLC acts as the principal underwriter of the Fund’s Shares on a best efforts basis. The minimum initial investment in Class I Shares, Class A Shares and Class B Shares is $50,000. These minimums may be reduced for certain investors.
(2)	Subscriptions for Class A Shares are subject to a sales load of up to 2.00%. For some investors, the sales charge may be waived or reduced. The full amount of sales charge may be reallowed to brokers or dealers participating in the offering. Your financial intermediary may impose additional charges when you purchase shares of the Fund.
(3)	Assumes all shares currently registered are sold in the continuous offering. Shares (as defined herein) are offered in a continuous offering at the Fund’s then current net asset value, plus any applicable sales load, as described herein. The Fund bears ongoing offering costs associated with the Fund’s continuous offering of Shares. See “Fund expenses.”

This prospectus (the “Prospectus”) applies to the offering of three separate classes of shares of beneficial interest (“Shares”) of the Fund, designated as Class I Shares, Class A Shares and Class B Shares.

The Shares are generally offered at the then-current net asset value per Share as of the first business day of each calendar month, plus any applicable sales load. No person who is admitted as a shareholder of the Fund (a “Shareholder”) will have the right to require the Fund to redeem its Shares. This Prospectus is not an offer to sell Shares and is not soliciting an offer to buy Shares in any state or jurisdiction where such offer or sale is not permitted. Investments in the Fund may be made only by “Eligible Investors” as defined herein. See “Eligible investors.”

If you purchase Shares of the Fund, you will become bound by the terms and conditions of the Declaration of Trust of the Fund.

Investing in Shares may be considered speculative and involves a high degree of risk. Please review “Types of Investments and Related Risk Factors” starting on page 17 of this Prospectus, including “Leverage” on page 30 of this Prospectus.

•	Shares are not listed on any securities exchange and it is not anticipated that a secondary market for Shares will develop.

•	You should generally not expect to be able to sell your Shares (other than through the limited repurchase program), regardless of how we perform. Although we are required to and have implemented a Share repurchase program, only a limited number of Shares will be eligible for repurchase by the Fund. Because you will be unable to sell your Shares or have them repurchased immediately, you will find it difficult to reduce your exposure on a timely basis during market downturns.

•	The Adviser anticipates recommending that, under normal market circumstances, the Fund conduct repurchase offers of no more than 25% of the Fund’s net assets each quarter.

•	Shares are appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment and for whom an investment in the Fund does not constitute a complete investment program.

•	An investor who purchases Class A Shares may pay a sales charge of up to 2.00% on the amounts it invests. If you pay the maximum aggregate 2.00% as a sales charge, you must experience a total return on your net investment of 2.04% in order to recover these expenses.

•	The Fund has a limited operating history and the shares have no history of public trading.

This Prospectus concisely provides information that you should know about the Fund before investing and you should retain it for future reference. Additional information about the Fund, including the Fund’s statement of additional information (the “SAI”), dated [ ], 2026, has been filed with the U.S. Securities and Exchange Commission (the “SEC”). You can request a copy of the SAI and the Fund’s annual and semi-annual reports without charge: (i) by writing to the Fund via email at privatewealth@selectequity.com; (ii) via mail at SEG Partners Long/Short Equity Fund, c/o U.S. Bancorp Global Fund Services, 615 East Michigan St, Milwaukee, WI 53202; or (iii) by calling the Fund at 844-536-2990. The SAI and other information about the Fund is available on the SEC’s website (http://www.sec.gov). The address of the SEC’s internet site is provided solely for the information of prospective investors and is not intended to be an active link. The Fund’s SAI and annual and semi-annual reports are not available on the Fund’s website since the Fund’s website contains limited information.

You should not construe the contents of this Prospectus as legal, tax or financial advice. You should consult with your own professional advisors as to legal, tax, financial, or other matters relevant to the suitability of an investment in the Fund. You should rely only on the information contained in this Prospectus and the SAI. The Fund has not authorized anyone to provide you with different information. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date shown below.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

THE FUND’S PRINCIPAL UNDERWRITER IS QUASAR DISTRIBUTORS, LLC.

The date of this Prospectus is [   ], 2026

i

SUMMARY OF TERMS AND CONDITIONS

This is only a summary and does not contain all of the information that you should consider before investing in the Fund. Before investing in the Fund, you should carefully read the more detailed information appearing elsewhere in this Prospectus, the SAI, and the Declaration of Trust.

The Fund	The SEG Partners Long/Short Equity Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”) as a non-diversified closed-end management investment company. The Fund was organized as a Delaware statutory trust on November 4, 2024 and operates under an Agreement and Declaration of Trust dated November 8, 2024 (the “Declaration of Trust”). The Fund commenced operations on April 1, 2025. The Fund is an appropriate investment only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

The Fund offers three separate classes of Shares designated as Class I Shares, Class A Shares and Class B Shares. While the Fund currently offers three classes of Shares, it may offer additional classes of Shares in the future. Each class of Shares has differing characteristics, particularly in terms of the sales charges that holders of Shares (“Shareholders”) in that class may bear, and the distribution and service fees that each class may be charged.

Investment objective and strategies	The Fund’s investment objective is to achieve maximum total return. The Fund seeks to achieve its investment objective by investing primarily in equity securities. Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities. For purposes of the Fund’s 80% investment policy, “equity securities” means common and preferred stocks (including investments in initial public offerings (“IPOs”)), convertible securities, warrants and rights. To the extent the Fund invests in derivative or other strategic instruments that have similar economic characteristics to equity securities, the market value of such instruments will be included for purposes of calculating the Fund’s compliance with its 80% investment policy. The Fund includes cash or money market instruments earmarked or otherwise held as collateral for derivative instruments that have similar economic characteristics to equity securities towards its 80% investment requirement. The Fund may invest in equity securities without restriction as to market capitalization. Under extraordinary circumstances, the Fund may choose to acquire substantial or control stakes in public companies.

The Adviser’s approach involves taking long and short positions in equity securities. The majority of the Fund’s long portfolio is invested in growing companies with high returns on capital and high barriers to competition that the Adviser believes are trading at a discount to their intrinsic value. The majority of these companies have been researched for several years before investment and are purchased with an expectation of a multi-year holding period. The long portfolio also includes investments in more opportunistic situations that may be held for shorter periods of time. In the short portfolio, SEG attempts to identify companies that are exposed to ongoing competitive pressures with poor returns on capital and deteriorating fundamentals. The short positions are generally not selected as direct hedges to the long positions. In addition to taking short positions on individual securities, the short portfolio may also include baskets of securities, shorts on indices, long puts and/or short calls.

The Fund may also create short positions in U.S. and international markets for currencies, interest rates, credit, agricultural and energy products and precious, base and ferrous metals by employing swaps, futures, options on futures and forward contracts in those markets. SEG generally expects to utilize these instruments to hedge against macro movements in the markets and/or to seek to capitalize on market dislocations.

Under normal market circumstances, the Fund expects to be primarily invested in U.S. domiciled issuers, although the Fund may invest its assets in investments outside of the U.S., including up to 15% of its assets in emerging markets. Such strategies may involve exposure to foreign currencies, and the Fund may seek to hedge all or a portion of the Fund’s foreign currency risk.

When selecting securities for the portfolio, the Adviser will employ tax management strategies which consider the potential impact of federal income tax on shareholders’ investment return. These tax management strategies are generally designed to both (i) reduce or defer the Fund’s overall realization of capital gains, and (ii) minimize the Fund’s realized short-term capital gains as a percentage of the Fund’s total realized capital gains (both long-term and short term), as compared to funds that do not take tax consequences into account.

The Fund is permitted to borrow money or issue debt securities in an amount up to 33⅓% of its total assets in accordance with the Investment Company Act. The Fund may establish a credit line to borrow money for a range of purposes, including to satisfy tender requests, to manage timing issues in connection with the inflows of additional capital and the acquisition of Fund investments and to otherwise provide the Fund with liquidity. There is no assurance, however, that the Fund will be able to timely repay any borrowings under such credit line, which may result in the Fund incurring leverage on its portfolio investments from time to time. To enhance the Fund’s liquidity, particularly in times of possible net outflows through the repurchase of Shares by periodic tender offers to Shareholders, the Adviser may sell certain of the Fund’s assets.

There can be no assurance that the investment objective of the Fund will be achieved. See “Types of Investments and Related Risk Factors.”

Risk factors	An investment in the Fund involves substantial risks and special considerations. A discussion of the risks associated with an investment in the Fund can be found under “General risks,” “Investment related risks,” “Business and structure related risks,” “Management related risks,” and “Limits of risk disclosure.”

Management	The Fund’s Board of Trustees (the “Board” and the members thereof, the “Trustees”) has overall responsibility for the management and supervision of the business operations of the Fund. See “Management of the Fund — The Board of Trustees.” To the extent permitted by applicable law, the Board may delegate any of its rights, powers, and authority to, among others, the officers of the Fund, any committee of the Board or the Adviser.

The Adviser	Pursuant to an investment management agreement (the “Investment Management Agreement”), Select Equity Group, L.P., an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as the Fund’s investment adviser (“SEG” or the “Adviser”).

Fund administration	The Fund has retained U.S. Bancorp Fund Services, LLC (doing business as U.S. Bank Global Fund Services) (the “Administrator” or “Fund Services”) to provide it with certain administrative services. The Fund compensates the Administrator for these services and reimburses the Administrator for certain of its out-of-pocket expenses. See “Fees and expenses” below.

Fees and expenses	On an ongoing basis, the Fund bears its own operating expenses (including, without limitation, its offering expenses). A more detailed discussion of the Fund’s expenses can be found under “Fund expenses.”

Investment Management Fee. The Fund pays the Adviser an investment management fee (the “Investment Management Fee”) in consideration of the advisory and other services provided by the Adviser to the Fund. The Fund pays the Adviser an Investment Management Fee at the annual rate of 1.00%, calculated and accrued daily and payable monthly in arrears based upon the Fund’s average daily net assets. See “Investment Management Fee.” The Investment Management Fee is paid to the Adviser out of the Fund’s assets, and therefore decreases the net profits or increases the net losses of the Fund. For purposes of determining the Investment Management Fee payable to the Adviser for any month, net assets are calculated prior to any reduction for any fees and expenses of the Fund for that month, including, without limitation, the Investment Management Fee payable to the Adviser for that month. See “Investment Management Fee.”

Expense Limitation Agreement. The Adviser has contractually entered into an “Expense Limitation and Reimbursement Agreement” with the Fund to limit through April 1, 2028 (the “Limitation Period”) the amount of “Specified Expenses” (as defined below) borne by the Fund in respect of Class I Shares, Class A Shares and Class B Shares during the Limitation Period to an amount not to exceed 0.65% per annum of the Fund’s net assets attributable to such class (the “Expense Cap”). “Specified Expenses” is defined to include all expenses incurred in the business of the Fund, provided that the following expenses are excluded from the definition of Specified Expenses: (i) the Investment Management Fee; (ii) the Incentive Fee; (iii) Distribution and Servicing Fees in respect of any class of Shares; (iv) brokerage costs; (v) certain transaction-related expenses, including those incurred in connection with effecting short sales; (vi) interest payments; (vii) fees and expenses incurred in connection with a credit facility, if any, obtained by the Fund; (viii) taxes; and (ix) extraordinary expenses. The Adviser may extend the Limitation Period for the Fund on an annual basis. To the extent that Specified Expenses in respect of any class of Shares for any month exceed the Expense Cap applicable to a class of Shares, the Adviser will reimburse the Fund for expenses to the extent necessary to eliminate such excess. To the extent that the Adviser bears Specified Expenses in respect of a class of Shares, the Adviser may receive reimbursement for any expense amounts that were previously waived by the Adviser, for a period not to exceed three years from the date on which such expenses were waived by the Adviser, even if such reimbursement occurs after the termination of the Limitation Period, provided that the Fund may only make a repayment to the Adviser if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed the lesser of: (1) the Expense Cap in place at the time such amounts were waived by the Adviser; or (2) the Fund’s current Expense Cap. See “Fund expenses.”

Incentive Fee. Promptly after the end of each fiscal year of the Fund, the Fund pays to the Adviser an incentive fee (the “Incentive Fee”) in an amount equal to 20% of the amount by which the Fund’s net profits attributable to each class of Shares for all Performance Periods (as defined below) ending within or coterminous with the close of such fiscal year exceed the balance of the loss carryforward account (as described below) maintained in respect of such class, without duplication for any Incentive Fee paid by the Fund in respect of such class during such fiscal year. The Fund also pays the Adviser the Incentive Fee in the event that a Performance Period ends in connection with the repurchase of Shares by the Fund or a dividend or other distribution payable by the Fund, in each case on the date as of which the Fund’s net asset value attributable to any class is calculated for such purpose; provided that only that portion of the Incentive Fee that is attributable to (i) the Shares being repurchased (not taking into account any proceeds from any contemporaneous issuance of Shares, by reinvestment of dividends and other distributions or otherwise), or (ii) the dividend or other distribution being paid by the Fund and not being reinvested in Shares of the Fund, will be paid to the Adviser for such Performance Period. The Incentive Fee, if any, is calculated and accrued on each date that the Fund calculates its net asset value.

For purposes of calculating the Incentive Fee, net profits means the amount by which: (a) the net assets of the Fund attributable to a class as of the end of a Performance Period, increased by the dollar amount of Shares of such class repurchased by the Fund during the Performance Period (excluding Shares of such class to be repurchased as of the last day of the Performance Period after the determination of the Incentive Fee) and by the amount of dividends and other distributions paid in respect of Shares of such class during the Performance Period and not reinvested in additional Shares of such class (excluding any dividends and other distributions to be paid as of the last day of the Performance Period), exceeds (b) the net assets of the Fund attributable to such class as of the beginning of the Performance Period, increased by the dollar amount of Shares of such class issued during the Performance Period (excluding any Shares of such class issued in connection with the reinvestment of dividends and other distributions paid by the Fund in respect of such class).

“Performance Period” means each 12-month period ending as of the Fund’s fiscal year-end (or such other period ending as of the Fund’s fiscal year-end in the event the Fund’s fiscal year is changed); provided that the period of time from the prior Performance Period-end through the valuation date of (i) a repurchase offer and (ii) a dividend or other distribution also constitutes a Performance Period.

The Incentive Fee is payable for a Performance Period only if and to the extent that the Fund’s loss carryforward account has a balance of zero. The loss carryforward account is a memorandum account with respect to each class that will have an initial balance of zero upon commencement of the class’s operations and, thereafter, will be credited as of the end of each Performance Period with the amount of any net loss of the Fund attributable to such class for that Performance Period, and will be debited with the amount of any net profits of the Fund attributable to such class for that Performance Period, as applicable. This is known as a “high water mark.”

In the event of the termination of the Investment Management Agreement, the Fund will pay an Incentive Fee to the Adviser calculated in a manner as if such termination date were the end of the Fund’s fiscal year.

The Incentive Fee structure presents risks that are not present in funds without incentive fees. See “Incentive Fee.”

Distribution and Servicing Fee. The Fund has received exemptive relief from the SEC permitting it to offer multiple classes of Shares and to adopt a Distribution and Servicing Plan with respect to Class A Shares and Class B Shares (together, the “Distribution and Service Plan”) in compliance with Rule 12b-1 under the Investment Company Act (“Rule 12b-1”). Under the Distribution and Service Plan, the Fund may pay as compensation to the Fund’s Distributor or other qualified recipients under the Distribution and Service Plan (i) up to 0.75% on an annualized basis of the Fund’s net asset value attributable to Class A Shares; and (ii) up to 0.25% on an annualized basis of the Fund’s net asset value attributable to Class B Shares (together, the “Distribution and Servicing Fee”). The Distribution and Servicing Fee is paid out of the Fund’s assets attributable to the applicable Class and decreases the net profits or increases the net losses of such Class. For purposes of determining the Distribution and Servicing Fee, net asset value will be calculated prior to any reduction for any fees and expenses, including, without limitation, the Distribution and Servicing Fee payable. See “Distribution and Service Plan.”

Administration, Fund Accounting and Transfer Agency Fees. Fund Services provides the Fund certain administration services. In consideration for these services, Fund Services is paid an annual fee calculated based upon the average net assets of the Fund, subject to a minimum annual fee (the “Administration Fee”). The Administration Fee is paid to Fund Services out of the assets of the Fund and therefore decreases the net profits or increases the net losses of the Fund. The Fund also reimburses Fund Services for certain miscellaneous expenses and pays Fund Services a fee for transfer agency services and fund accounting services. See “Administration.”

Distributions	Because the Fund intends to qualify annually as a regulated investment company (a “RIC”) under the Code, the Fund intends to distribute at least 90% of its annual net taxable income to its Shareholders. Nevertheless, there can be no assurance that the Fund will pay distributions to Shareholders at any particular rate. Each year, a statement on Internal Revenue Service (the “IRS”) Form 1099-DIV identifying the amount and character of the Fund’s distributions will be distributed to Shareholders. See “Taxes” below.

Eligible Investors	Shares of the Fund may be purchased by U.S. investors who certify to the Fund or its agent that they are a “qualified client” within the meaning of Rule 205-3 under the Advisers Act. The criteria for qualifying as a “qualified client” is set forth in the subscription documents that must be completed by each prospective investor. The “qualified client” criteria will apply to all investors and will not be waived.

In addition, Shares are generally being offered only to investors that are U.S. persons for U.S. federal income tax purposes. Investors who meet such qualifications are referred to in this Prospectus as “Eligible Investors.” The qualifications required to invest in the Fund will appear in subscription documents that must be completed by each prospective investor. Existing Shareholders who request to purchase additional Shares will be required to qualify as “Eligible Investors” and to complete an additional investor certification prior to any additional purchase.

To the extent the Fund identifies any Shareholder holding Shares that was not an Eligible Investor at the time of acquiring such Shares, the Fund reserves the right to (i) cause a mandatory redemption of all or some of the Shares of such Shareholder, or any person acquiring Shares from or through such Shareholder, (ii) retain any unrealized gains or profits associated with Shares held by such Shareholder and/or (iii) take any other action the Board determines to be appropriate in light of the circumstances.

Purchasing Shares	The minimum initial investment in Class I Shares, Class A Shares and Class B Shares is $50,000, and the minimum additional investment in the Fund by any investor is $10,000 with respect to Class I Shares, Class A Shares and Class B Shares, except for additional purchases pursuant to the dividend reinvestment plan. However, the Fund, in its sole discretion, may accept investments below these minimums.

Shares are generally offered for purchase as of the first business day of each calendar month, except that Shares may be offered more or less frequently as determined by the Board in its sole discretion.

Subscriptions for Class A Shares are sold subject to a sales load of up to 2.00% of the subscription amount (the “Sales Load”). No Sales Load may be charged without the consent of the Distributor. See “Sales Load.”

Subscriptions are generally subject to the receipt of cleared funds on or prior to the acceptance date set by the Fund and notified to prospective investors. Pending any closing, funds received from prospective investors will be placed in an account with Fund Services as the Fund’s transfer agent (the “Transfer Agent”). On the date of any closing, the balance in the account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor. Any interest earned with respect to such account will be paid to the Fund and allocated pro rata among Shareholders.

A prospective investor must submit a completed subscription document on or prior to the acceptance date set by the Fund and notified to prospective investors. The Fund reserves the right to accept or reject, in its sole discretion, any request to purchase Shares at any time. The Fund also reserves the right to suspend or terminate offerings of Shares at any time. Additional information regarding the subscription process is set forth under “Purchasing Shares.”

Dividend reinvestment plan	The Fund has adopted an “opt out” dividend reinvestment plan (the “DRIP”). Investors that wish to participate in the DRIP will not be required to take any action. Shares will be issued pursuant to the DRIP at their NAV determined on the next valuation date following the ex-dividend date (the last date of a dividend period on which an investor can purchase Shares and still be entitled to receive the dividend). Investors that wish to receive their distributions in cash may do so by making a written election to not participate in the DRIP on the investor’s subscription agreement or by notifying Fund Services in writing (i) via overnight mail, U.S. Bancorp Global Fund Services, 615 East Michigan St, Milwaukee, WI 53202, or (ii) via USPS mail, Attn: U.S. Bancorp Global Fund Services, 615 East Michigan St, Milwaukee, WI 53202. Such written notice must be received by Fund Services 60 days prior to the record date of the distribution, or the Shareholder will receive such distribution in Shares through the DRIP.

Repurchases of Shares	The Fund is not a liquid investment. No Shareholder will have the right to require the Fund to redeem its Shares. The Fund from time to time may offer to repurchase Shares pursuant to written tenders by the Shareholders.

The Adviser anticipates recommending to the Board that, under normal market circumstances, the Fund conduct repurchase offers of no more than 25% of the Fund’s net assets on or about each January 1, April 1, July 1, and October 1. In certain circumstances, however, the Adviser may recommend to the Board that the Fund conduct a repurchase offer of more or less than 25% of the Fund’s net assets.

Any repurchases of Shares will be made at such times and on such terms as may be determined by the Board from time to time in its sole discretion. The Fund may also elect to repurchase less than the full amount that a Shareholder requests to be repurchased. In determining whether the Fund should offer to repurchase Shares from Shareholders of the Fund pursuant to repurchase requests, the Board may consider, among other things, the recommendation of the Adviser as well as a variety of other operational, business and economic factors.

The Fund may sell portfolio investments to fund tender offers. Moreover, if the Fund’s portfolio does not provide adequate liquidity to fund tender offers, the Fund may extend the last day of any tender offer. Although tender offers generally would be beneficial to Shareholders by providing them with some ability to sell their Shares at NAV, the repurchase of Shares by the Fund will decrease the total assets of the Fund. Tender offers are, therefore, likely to increase the Fund’s expense ratio, may result in untimely sales of portfolio securities, increase the Fund’s portfolio turnover and/or may limit the Fund’s ability to execute its investment strategy. To the extent the Fund maintains a cash position to satisfy Fund repurchases, the Fund would not be fully invested, which may reduce the Fund’s investment performance. Consummating a tender offer may require the Fund to liquidate portfolio securities, and realize gains or losses, at a time when the Adviser would otherwise consider it disadvantageous to do so. The Fund’s purchase of tendered Shares pursuant to a tender offer would have tax consequences for tendering Shareholders and may have tax consequences for non-tendering Shareholders.

A 2.00% early repurchase fee will be charged by the Fund with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Shareholder’s purchase of the Shares. Shares tendered for repurchase will be treated as having been repurchased on a “first in — first out” basis. An early repurchase fee payable by a Shareholder may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate an early repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the Investment Company Act, and the Fund’s waiver of, scheduled variation in, or elimination of, the early repurchase fee will apply uniformly to all shareholders regardless of share class. See “Repurchases of Shares.”

Transfer restrictions	A Shareholder may assign, transfer, sell, encumber, pledge or otherwise dispose of (each, a “transfer”) Shares only (i) by operation of law pursuant to the death, divorce, insolvency, bankruptcy, or adjudicated incompetence of the Shareholder; or (ii) under other limited circumstances, with the consent of the Board (which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances). Notice to the Fund of any proposed transfer must include evidence satisfactory to the Board that the proposed transferee, at the time of the transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability. See “Eligible investors.” Such notice of a proposed transfer of Shares must also be accompanied by properly completed subscription documents in respect of the proposed transferee. In addition, in connection with any request to transfer Shares, the Fund may require the Shareholder requesting the transfer to obtain, at the Shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request.

Each transferring Shareholder and transferee may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer. See “Transfers of Shares.”

The Fund does not currently intend to list Shares on any exchange. As a result, Shareholders should look to the Fund’s repurchase offer as their sole means of liquidating their investment, which may be limited as described above. Additional information regarding Share repurchases is set forth under “Repurchase of Shares.” Accordingly, you should consider that you may not have access to the funds you invest in the Fund for an indefinite period of time.

Taxes	The Fund has elected to be treated as a corporation for federal income tax purposes, and it further intends to elect to be treated, and expects each year to qualify as a RIC for U.S. federal income tax purposes. As such, the Fund generally is not subject to U.S. federal corporate income tax, provided that it distributes all of its net taxable income and gains each year.

For a discussion of certain tax risks and considerations relating to an investment in the Fund see “Tax Reports” below and “Certain U.S. federal income tax considerations.”

Prospective investors should consult their own tax advisors with respect to the specific U.S. federal, state, local, U.S. and non-U.S. tax consequences, including applicable tax reporting requirements.

Tax reports	The Fund will distribute to its Shareholders, after the end of each calendar year, IRS Forms 1099-DIV detailing the amounts includible in such Shareholder’s taxable income for such year as ordinary income, qualified dividend income and long-term capital gains. Dividends and other taxable distributions are taxable to the Fund’s Shareholders even if they are reinvested in additional Shares pursuant to the DRIP.

Reports to Shareholders	Shareholders will receive an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the Investment Company Act. See “Reports to Shareholders.”

Fiscal and tax year	The Fund’s fiscal year is the 12-month period ending on October 31. The Fund’s taxable year is the 12-month period ending on October 31.

Term	The Fund’s term is perpetual; however, the Fund may be dissolved upon approval of a majority of the Trustees in accordance with the Fund’s Declaration of Trust.

SUMMARY OF FUND EXPENSES

The following table illustrates the expenses and fees that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly. This table assumes estimated average net assets of approximately $[158.3] million, which represents the Fund’s average net assets as of [April 30], 2026.

SHAREHOLDER TRANSACTION EXPENSES	CLASS I	CLASS A	CLASS B
Shareholder Fees
Maximum Sales Load (as a percentage of subscription amount)(1)	None	2.00%	None
Maximum Early Repurchase Fee (as a percentage of repurchased amount)(2)	2.00%	2.00%	2.00%

ANNUAL EXPENSES (as a percentage of the Fund’s net assets)	CLASS I	CLASS A	CLASS B
Investment Management Fee(3)	1.00%	1.00%	1.00%
Incentive Fees(4)	0.00%	0.00%	[0.00	]%
Distribution and Servicing Fee(5)	None	0.75%	0.25%
Dividend Expense, Borrowing Costs and Brokerage Expense on Securities Sold Short(6)	0.95%	0.95%	[0.95	]%
Other Expenses(6)	0.89%	0.90%	[	]%

Total Annual Expenses	2.84%	3.60%	[	]%
Fee Waiver and/or Expense Reimbursement(7)	(0.20)%	(0.20)%	[(0.20	)]%

Total Annual Expenses After Expense Waiver	2.64%	3.40%	[	]%

(1)	Subscriptions for Class A Shares are sold subject to a Sales Load of up to 2.00% of the subscription amount. The Sales Load payable by each investor depends upon the amount invested by such investor in Class A Shares. No Sales Load may be charged without the consent of the Distributor.
(2)	A 2.00% early repurchase fee payable to the Fund will be charged with respect to the repurchase of a Shareholder’s Shares at any time prior to the day immediately preceding the one-year anniversary of a Shareholder’s purchase of the Shares (on a “first in — first out” basis). An early repurchase fee payable by a Shareholder may be waived by the Fund, in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any Shareholder. The early repurchase fee will be retained by the Fund for the benefit of the remaining shareholders. See “Repurchases of Shares.”
(3)	The Fund pays the Adviser an Investment Management Fee at the annual rate of 1.00%, accrued daily and payable monthly in arrears based upon the Fund’s average daily net assets. The Investment Management Fee is paid to the Adviser out of the Fund’s assets, and therefore decreases the net profits or increases the net losses of the Fund. For purposes of determining the Investment Management Fee payable to the Adviser for any month, net assets are calculated prior to any reduction for any fees and expenses of the Fund for that month, including, without limitation, the Investment Management Fee payable to the Adviser for that month.
(4)	Promptly after the end of each fiscal year of the Fund, the Fund pays to the Adviser the Incentive Fee in an amount equal to 20.00% of the amount by which the Fund’s net profits attributable to each class of Shares for all Performance Periods ending within or coterminous with the close of such fiscal year exceed the balance of the loss carryforward account maintained in respect of such class, without duplication for any Incentive Fee paid by the Fund in respect of such class during such fiscal year. The Fund also pays the Adviser the Incentive Fee in the event that a Performance Period ends in connection with the repurchase of Shares by the Fund or a dividend or other distribution payable by the Fund, in each case on the date as of which the Fund’s net asset value attributable to any class is calculated for such purpose; provided that only that portion of the Incentive Fee that is attributable to (i) the Shares being repurchased (not taking into account any proceeds from any contemporaneous issuance of Shares, by reinvestment of dividends and other distributions or otherwise), or (ii) the dividend or other distribution being paid by the Fund and not being reinvested in Shares of the Fund, will be paid to the Adviser for such Performance Period. The Incentive Fee, if any, is calculated and accrued on each date that the Fund calculates its net asset value. See “Incentive Fee.” Incentive Fees are based on amounts accrued by the Fund through April 30, 2026, annualized or otherwise adjusted to reflect the Fund’s current estimate of Incentive Fees for the fiscal year ending October 31, 2026. Incentive Fees are performance-based and may vary substantially from the amount shown depending on the Fund’s investment performance.
(5)	The Fund has received exemptive relief from the SEC permitting it to offer multiple classes of Shares and to adopt a distribution and service plan for Class A Shares and Class B Shares. Under the Distribution and Service Plan, investors may pay a Distribution and Servicing Fee to the Fund’s Distributor or other qualified recipients of (i) up to 0.75% on an annualized basis of the Fund’s net asset value attributable to Class A Shares and (ii) up to 0.25% on an annualized basis of the Fund’s net asset value attributable to Class B Shares. Payment of the Distribution and Servicing Fee is governed by the Fund’s Distribution and Servicing Plan. See “Distribution and Servicing Plan.”

(6)	“Dividend Expense, Borrowing Costs and Brokerage Expense on Securities Sold Short” and “Other Expenses” are based on estimated amounts for the current fiscal year. “Other Expenses” include, among other things, professional fees and other expenses that the Fund bears, including organization and offering expenses and fees and expenses of the Administrator, Transfer Agent and custodian. Organization and offering expenses include expenses incurred in the Fund’s initial formation and its continuous offering and are estimated to be approximately $[699,271 or 0.44]% of net assets.
(7)	The Adviser has contractually entered into an Expense Limitation and Reimbursement Agreement with the Fund to limit through April 1, 2028 (the “Limitation Period”) the amount of “Specified Expenses” (as defined below) borne by the Fund in respect of Class I Shares, Class A Shares and Class B Shares during the Limitation Period to an amount not to exceed 0.65% per annum of the Fund’s net assets attributable to such Class (the “Expense Cap”). “Specified Expenses” is defined to include all expenses incurred in the business of the Fund (excluding (i) the Investment Management Fee; (ii) the Incentive Fee; (iii) Distribution and Servicing Fees in respect of any class of Shares; (iv) brokerage costs; (v) certain transaction-related expenses, including those incurred in connection with effecting short sales; (vi) interest payments; (vii) fees and expenses incurred in connection with a credit facility, if any, obtained by the Fund; (viii) taxes; and (ix) extraordinary expenses). To the extent that the Adviser bears Specified Expenses in respect of a class of Shares, the Adviser may receive reimbursement for any expense amounts that were previously waived by the Adviser, for a period not to exceed three years from the date on which such expenses were waived by the Adviser, even if such reimbursement occurs after the termination of the Limitation Period, provided that the Fund may only make a repayment to the Adviser if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed the lesser of: (1) the Expense Cap in place at the time such amounts were waived by the Adviser; or (2) the Fund’s current Expense Cap.

The purpose of the table above is to assist prospective investors in understanding the various fees and expenses Shareholders bear, directly or indirectly. For a more complete description of the various fees and expenses of the Fund, see “Investment Management Fee,” “Administration,” “Custodian,” “Fund expenses,” “Repurchases of Shares” and “Purchasing Shares.”

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that all distributions are reinvested at net asset value and that the percentage amounts listed under Total Annual Expenses remain the same in the years shown. The example amounts assume that (i) the Expense Limitation and Reimbursement Agreement remains in effect through April 1, 2028; and (ii) offering costs are amortized and accrued in year 1. The assumption in the hypothetical example of a 5% annual return is required by regulation of the SEC applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of Shares.

EXAMPLE:    You would pay the following expenses based on a $1,000 investment in the Fund, assuming a 5% annual return:

	1 YEAR			3 YEARS			5 YEARS			10 YEARS
CLASS I	$	[27	]	$	[84	]	$	[146	]	$	[314	]
CLASS A	$	[54	]	$	[124	]	$	[199	]	$	[396	]
CLASS B	$	[	]	$	[	]	$	[	]	$	[	]

The example is based on the annual fees and expenses set out on the table above and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the example. A greater rate of return than that used in the example would increase the dollar amount of the asset-based fees paid by the Fund, as well as the effect of the Incentive Fee.

FINANCIAL HIGHLIGHTS

The financial highlights in the table below are intended to help investors understand the Fund’s historical performance. Total returns represent the rate an investor would have earned (or lost) on an investment in the Fund, assuming reinvestment of any dividends and capital gains distributions. The information presented below for the fiscal period ended October 31, 2025, is derived from the Fund’s financial statements audited by [ ], the Fund’s independent registered public accounting firm, as of [ ]. The Fund’s Annual Report and Semi-Annual Report have been filed with the SEC and are available on the SEC’s website at sec.gov. The Annual Report and Semi-Annual Report are also available from the Fund upon request. The information included below should be read in conjunction with those financial statements and the notes thereto.

Class B Shares had not commenced operations as of the date of this Prospectus.

SEG Partners Long/Short Equity Fund

Class I Per share operating performance(1)	Six Months Ended April 30, 2026 (Unaudited)	Period from April 1, 2025 (Commencement of Operations) through October 31, 2025 (as Restated)
Net asset value, beginning of period	$26.18	$25.00
Activity from investment operations:
Net investment income/(loss) (exclusive of incentive fee)	0.01	0.14
Net realized and unrealized gain/(loss)	(0.48)	1.25
Incentive fee	—	(0.21)
Total from investment operations	(0.47)	1.18
Distributions from:
Net investment income	—	—
Net realized gain/loss	—	—
Total distributions	—	—
Net asset value, end of period	$25.71	$26.18

Total return before incentive fees	(0.46)%	5.53%
Incentive fees	0.00%	(0.81)%
Total return after incentive fees(2)	(0.46)%	4.72%

Ratios to average net assets
Net investment income, excluding fee waivers, expense reimbursements	(0.35)%	(0.08	)%(3)
Net investment income, including fee waivers and expense reimbursements	0.09%	0.66	%(3)
Operating expenses	1.89%	1.86%
Dividend expenses	0.95%	0.40%
Incentive fees	0.00%	0.81%
Total expenses, excluding fee waivers and expense reimbursements	2.84%	3.07%
Waived and reimbursed expenses	(0.45)%	(0.74)%
Net expenses, including fee waivers and expense reimbursements	2.39%	2.33%

Supplemental data
Net assets, end of period (000’s)	$154,521	$157,435
Portfolio turnover rate(4)	100%	117%

(1)	Per share calculations were performed using average shares.
(2)	Total Return is calculated assuming an investment made at the net asset value at the beginning of the period. Total return includes the Fund’s operating expense limitation and advisory fee waiver, as applicable. Total investment return does not reflect brokerage commissions, if any, and is not annualized.
(3)	Includes 0.82% of incentive fees. Incentive fees are not annualized.
(4)	Not annualized.

Class A Per share operating performance(1)	Six Months Ended April 30, 2026 (Unaudited)	Period from July 1, 2025 (Commencement of Operations) through October 31, 2025 (as Restated)
Net asset value, beginning of period	$25.77	$25.53
Activity from investment operations:
Net investment income/(loss) (exclusive of incentive fee)	(0.08)	—
Net realized and unrealized gain/(loss)	(0.46)	0.24
Incentive fee	—	—
Total from investment operations	(0.54)	0.24
Distributions from:
Net investment income	—	—
Net realized gain/loss	—	—
Total distributions	—	—
Net asset value, end of period	$25.23	$25.77

Total return before incentive fees	(2.06)%	0.94%
Incentive fees	—	—
Total return after incentive fees(2)	(2.06)%	0.94%

Ratios to average net assets
Net investment income, excluding fee waivers, expense reimbursements	(1.08)%	0.38%
Net investment income, including fee waivers and expense reimbursements	(0.63)%	0.87%
Operating expenses	2.65%	2.17%
Dividend expenses	0.95%	0.24%
Incentive fees	0.00%	0.00%
Total expenses, excluding fee waivers and expense reimbursements	3.60%	2.41%
Waived and reimbursed expenses	(0.45)%	(0.49)%
Net expenses, including fee waivers and expense reimbursements	3.15%	1.92%

Supplemental data
Net assets, end of period (000’s)	$3,136	$1,866
Portfolio turnover rate(3)	100%	117%

(1)	Per share calculations were performed using average shares.
(2)	Total Return is calculated assuming an investment made at the net asset value at the beginning of the period. Total return includes the Fund’s operating expense limitation and advisory fee waiver, as applicable. Total investment return does not reflect brokerage commissions, if any, and is not annualized.
(3)	Not annualized.

Use of proceeds

The proceeds from the sale of Shares of the Fund, not including the amount of any Sales Loads and the Fund’s fees and expenses (including, without limitation, offering expenses), are invested by the Fund in accordance with the Fund’s investment objective and strategies within three months after receipt of such proceeds; however, changes in market conditions could result in the Fund’s anticipated investment period extending as long as six months. Such proceeds are invested together with any interest earned in the Fund’s account with the Custodian prior to the closing of the applicable offering. See “Purchasing Shares — Purchase terms.”

Subject to applicable law, the Fund may maintain a portion of its assets in cash or such short-term securities or money market funds to meet operational needs, for temporary defensive purposes, or to maintain liquidity. The Fund may be prevented from achieving its objective during any period in which the Fund’s assets are not substantially invested in accordance with its principal investment strategies.

Investment objective and strategies

Investment objective and strategies

The Fund’s investment objective is to achieve maximum total return. The Fund seeks to achieve its investment objective by investing primarily in equity securities. Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities. For purposes of the Fund’s 80% investment policy, “equity securities” means common and preferred stocks (including investments in initial public offerings (“IPOs”)), convertible securities, warrants and rights. To the extent the Fund invests in derivative or other strategic instruments that have similar economic characteristics to equity securities, the market value of such instruments will be included for purposes of calculating the Fund’s compliance with its 80% investment policy. The Fund includes cash or money market instruments earmarked or otherwise held as collateral for derivative instruments that have similar economic characteristics to equity securities towards its 80% investment requirement. The Fund may invest in equity securities without restriction as to market capitalization. Under extraordinary circumstances, the Fund may choose to acquire substantial or control stakes in public companies.

The Adviser’s approach involves taking long and short positions in equity securities. The majority of the Fund’s long portfolio is invested in growing companies with high returns on capital and high barriers to competition that SEG believes are trading at a discount to their intrinsic value. These companies have been researched for several years before investment and are purchased with an expectation of a multi-year holding period. The long portfolio also includes investments in more opportunistic situations that may be held for shorter periods of time. In the short portfolio, SEG attempts to identify companies that are exposed to ongoing competitive pressures with poor returns on capital and deteriorating fundamentals. The short positions are generally not selected as direct hedges to the long positions, although at times, the Adviser may elect to do so. In addition to taking short positions on individual securities, the short portfolio may also include baskets of securities and/or shorts on indices.

The Fund may also create short positions in U.S. and international markets for currencies, interest rates, credit, agricultural and energy products and precious, base and ferrous metals by employing swaps, futures, options on futures and forward contracts in those markets. SEG generally expects to utilize these instruments to hedge against macro movements in the markets and/or to seek to capitalize on market dislocations.

Under normal market circumstances, the Fund expects to be primarily invested in U.S. domiciled issuers, although the Fund may invest its assets in investments outside of the U.S., including up to 15% of its assets in emerging markets. Such strategies may involve exposure to foreign currencies, and the Fund may seek to hedge all or a portion of the Fund’s foreign currency risk.

When selecting securities for the portfolio, the Adviser will employ tax management strategies which consider the potential impact of federal income tax on shareholders’ investment return. These tax management strategies are generally designed to both (i) reduce the Fund’s overall realization of capital gains, and (ii) minimize the Fund’s realized short-term capital gains as a percentage of the Fund’s total realized capital gains (both long-term and short term), as compared to funds that do not take tax consequences into account. Investors should not expect that there will be no capital gain distributions or that the Fund’s short-term capital gains distributions will necessarily be less than its long-term capital gains distributions, however, as the Fund will balance investment considerations with tax consequences in making investment decisions, the Fund may not employ these tax management strategies at all times. The techniques that may be used to attempt to reduce the impact of federal income tax on shareholders’ investment returns include:

•	when believed by the Adviser to be appropriate, selling stocks to realize losses, with the specific purpose of offsetting gains;

•	deferring realizations of net capital gains;

•	limiting portfolio turnover that may result in taxable gains; and

•	choosing a tax lot relief method that prioritizes selling the lots that result in the lowest tax liability.

The Fund is permitted to borrow money or issue debt securities in an amount up to 33⅓% of its total assets in accordance with the Investment Company Act. The Fund may establish a credit line to borrow money for a range of purposes, including to satisfy tender requests, to manage timing issues in connection with the inflows of additional capital and the acquisition of Fund investments and to otherwise provide the Fund with liquidity. There is no assurance, however, that the Fund will be able to timely repay any borrowings under such credit line, which may result in the Fund incurring leverage on its portfolio investments from time to time. To enhance the Fund’s liquidity, particularly in times of possible net outflows through the repurchase of Shares by periodic tender offers to Shareholders, the Adviser may sell certain of the Fund’s assets.

The Fund’s investment strategy includes:

Attractive Businesses.    The Adviser focuses on investing opportunistically in businesses when it believes attractive long-term returns can be achieved. The Adviser expects the majority of the Fund’s long portfolio normally to be comprised of these types of investments. The Adviser defines attractive businesses as those that have achieved leading and defensible market positions through the creation of enduring franchise value. They are, in the view of the Adviser, both well positioned for long-term growth and resilient in difficult economic environments. These companies often are able to post revenue growth in conjunction with stable or expanding profit margins and are typically able to fund their growth internally. The Adviser employs extensive research and fundamental analysis equity research to identify these investment opportunities.

Equities with Attractive Risk/Reward Dynamics.    The Adviser seeks to invest a portion of the Fund’s assets opportunistically in equity securities that, despite attractive prospects, have higher perceived risk/reward ratios. Relying on what it believes to be its core competency, rigorous equity research, the Adviser seeks to identify and exploit these opportunities.

Short Sales.    In the course of its investment research, the Adviser may identify companies with deteriorating fundamentals, such as declining market share, contracting margins, product obsolescence or unfavorable industry or regulatory developments. In instances where the Adviser believes that a clear catalyst for price depreciation exists, it may choose to sell short the equity securities of those companies. In addition, when it deems appropriate, the Adviser may attempt to employ short sales as a hedge against its long positions. Selling securities short entails certain risks.

Derivatives.    The Adviser may seek to obtain exposure to particular issuers or securities through derivative transactions, including, without limitation, security-based swaps (including total return swaps and custom basket swaps), contracts for difference (“CFDs”), futures, options on futures, swaps and other types of derivative arrangements. These instruments may be used, for example, when the underlying security is illiquid, unavailable for direct investment or available only on less attractive terms. Options trading may be used in lieu of or in addition to straight equity purchases or sales. Investing in options entails certain risks. While the Adviser may trade in options on individual equities as well as on indices, it does not anticipate that options trading will represent a significant part of its investment strategy. Derivatives are subject to various types of risk.

Control Stakes.    Under extraordinary circumstances, the Fund may acquire substantial or control stakes in public companies. To the extent that the Fund obtains a control position or other substantial position in any public company, it may be required to make filings concerning its holdings with the SEC and may become subject to other regulatory restrictions that could limit the ability of the Fund to dispose of its holdings at the times and in the manner the Fund would prefer. Violations of these regulatory requirements could subject the Fund to significant liabilities.

Leverage.    The Fund may employ leverage, including margin, in the discretion of the Adviser. To the extent permitted by the Investment Company Act, the Fund may borrow for investment purposes, to satisfy repurchase requests and to otherwise provide the Fund with liquidity. While the use of leverage can substantially improve the return on invested capital, leverage also may significantly increase the impact of adverse movements in the value of portfolio securities on the net asset value of the Fund’s assets.

Cash Positions.    The Adviser may maintain cash positions when, in its opinion, market conditions preclude investment opportunities meeting the standards it has established for investments. Cash positions may include money market mutual funds, commercial paper, repurchase agreements, certificates of deposit and bankers’ acceptances and other money market instruments deemed appropriate by the Adviser.

Bonds and Other Fixed-Income Securities.    The Fund primarily invests in equity securities, as described in this Prospectus. The Adviser, however, may invest a portion of the Fund’s assets in bonds and other fixed-income securities rated, at the time of purchase, investment grade or, if unrated, determined to be of comparable quality by the Adviser. There are no restrictions on the dollar-weighted average maturity or average effective duration of the Fund’s fixed-income portfolio or on the maturities or durations of the individual fixed-income securities the Fund may purchase. The Fund may invest in these securities when the Adviser believes that such securities offer opportunities for capital appreciation (or capital depreciation in the case of short positions) and may also invest in these securities for temporary defensive purposes and to maintain liquidity.

Convertible Securities, Preferred Stocks, Warrants and Rights.    The Adviser may invest a portion of the Fund’s assets in convertible securities, preferred stock, warrants and rights. Convertible securities may be debt securities or preferred stock with a conversion feature. Traditionally, convertible securities have paid dividends or interest at rates higher than common stocks but lower than non-convertible fixed income securities. They generally participate in the appreciation or depreciation of the underlying stock into which they are convertible, but to a lesser degree. In recent years, convertibles have been developed which combine higher or lower current income with options and other features. Generally, preferred stock has a specified dividend and ranks after bonds and before common stocks in its claim on income for dividend payments and on assets should the entity holding such assets be liquidated. Warrants are options to buy a stated number of shares of common stock at a specified price any time during the life of the warrants (generally two or more years). Rights represent a preemptive right of shareholders to purchase additional shares of a stock at the time of a new issuance before the stock is offered to the general public, allowing the shareholder to retain the same ownership percentage after the new stock offering.

Currency Hedging.    The base currency of the Fund is U.S. dollars. The Fund’s assets may be invested in investments denominated in various other currencies and in other financial instruments the prices of which are determined with reference to such foreign currencies. The Adviser may seek to hedge the Fund’s foreign currency exposure through the use of spot and forward foreign exchange contracts and other methods of reducing exposure to currency fluctuations, including options or other derivatives including swaps.

Less Liquid Securities.    In the course of its investment research, the Adviser may identify attractive, but relatively illiquid securities, certain of which may be restricted in their transferability under the securities laws of its jurisdiction. In situations where the Adviser believes that the potential for price appreciation and improvements in liquidity outweigh the discount that should be accorded to illiquid securities, it may elect to establish a position in some of these securities over time.

Portfolio Turnover.    The Fund’s investment approach emphasizes active management of the Fund’s portfolio. This investment approach may result in portfolio turnover and brokerage commission expenses that may exceed those of other investment companies.

Except as otherwise indicated, the Fund may change its investment objective and any of its investment policies, restrictions, strategies, and techniques without Shareholder approval. The investment objective of the Fund and the Fund’s 80% investment policy are not fundamental policies of the Fund and, although it has no current intention to do so, may be changed by the Board of Trustees of the Fund without the vote of a majority (as defined by the Investment Company Act) of the Fund’s outstanding Shares so long as (i) the Fund provides Shareholders with at least 60 days’ prior notice of such policy change, (ii) the Fund conducts a tender or repurchase offer at its net asset value in advance of the change, and (iii) the tender or repurchase offer is not oversubscribed.

No guarantee or representation is made that the investment program of the Fund will be successful or that the Fund will achieve its investment objective.

TYPES OF INVESTMENTS AND RELATED RISK FACTORS

General risks

The following are certain risk factors that relate to the operations and terms of the Fund. These considerations, which do not purport to be a complete description of any of the particular risks referred to or a complete list of all risks involved in an investment in the Fund, should be carefully evaluated before determining whether to invest in the Fund.

The Shares are speculative and illiquid securities involving substantial risk of loss. An investment in the Fund is appropriate only for those investors who do not require a liquid investment, for whom an investment in the Fund does not constitute a complete investment program, and who fully understand and are capable of assuming the risks of an investment in the Fund.

Investment risk

All investments risk the loss of capital. An investment in the Fund involves a high degree of risk, including the risk that the Shareholder’s entire investment may be lost. The value of the Fund’s assets should be expected to fluctuate. To the extent that the Fund’s portfolio is concentrated in securities of a single issuer or issuers in a single sector, the risk of any investment decision is increased. The Fund’s use of leverage, if any, is likely to cause the Fund’s assets to appreciate or depreciate at a greater rate than if leverage were not used. In addition, the Fund’s use of leverage, short sales or derivative transactions can result in significant losses to the Fund.

No assurance can be given that the Fund’s investment objective will be achieved. The Fund’s performance depends upon the Adviser’s selection of investments and the performance of the investments. The identification of investment opportunities is a difficult task, and there can be no assurance that such opportunities will be successfully recognized. While the Adviser endeavors to achieve the Fund’s investment objective, there can be no assurance that the Fund will not incur losses. The value of the Fund’s investments can be reduced by risks arising from national or international economic conditions, volatility in the global equity, currency, real estate and fixed-income markets, shifts in macro-economic fundamentals, the risks of short sales, the risks of leverage, the potential illiquidity of securities and derivative instruments, the risk of loss from counterparty defaults and the risk of borrowing to meet withdrawal requests, as well as acts of God, uninsurable losses, labor strikes, war, terrorism, cyberterrorism, major or prolonged power outages or network interruptions, earthquakes, epidemics or pandemics, fires, hurricanes or floods and other factors which are beyond the control of the Fund. No assurance can be given that: (i) the Fund’s investment program, strategy, decisions and activities will be successful; (ii) the Fund will achieve its return expectations; (iii) the Fund will achieve any return of capital invested; or (iv) Shareholders will not suffer losses from an investment in the Fund. The Fund’s results may vary substantially over time.

Closed-end fund; liquidity limited to periodic repurchases of Shares

The Fund is a non-diversified, closed-end management investment company designed primarily for long-term investors, and is not intended to be a trading vehicle. The Fund is not a liquid investment and you should not invest in this Fund if you need a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on net asset value. In order to be able to meet daily redemption requests, mutual funds are subject to more stringent liquidity requirements than closed-end funds. In particular, a mutual fund generally may not invest more than 15% of its net assets in illiquid securities.

The Fund does not intend to list its Shares for trading on any national securities exchange. There is no secondary trading market for Shares, and none is expected to develop. Shares are, therefore, not readily marketable. Because the Fund is a closed-end investment company, its Shares are not redeemable at the option of Shareholders and they are not exchangeable for Shares of any other fund. Although the Board may, in its sole discretion, cause the Fund to offer to repurchase outstanding Shares at their net asset value (after all applicable fees), or, in certain circumstances, at a discount, and the Adviser intends to recommend that, in normal market circumstances, the Board conduct repurchase offers of no more than 25% of the Fund’s net assets quarterly on or about each January 1, April 1, July 1 and October 1. Shares are considerably less liquid than shares of funds that trade on a stock exchange, or shares of open-end registered investment companies. It is possible that the Fund may be unable to repurchase all of the Shares that an investor tenders due to the illiquidity of the Fund’s investments. If the shareholders request the Fund to repurchase more Shares than the Fund is then offering to repurchase, the Fund may choose to repurchase Shares on a pro rata basis, and shareholders may not have all of the Shares they tendered repurchased.

There can be no assurance that the Fund will conduct repurchase offers in any particular period and Shareholders may be unable to tender Shares for repurchase for an indefinite period of time, including the life of the Fund.

There will be a period of time between the date as of which Shareholders must submit a request to have their Shares repurchased and the date they can expect to receive payment for their Shares from the Fund. Shareholders whose Shares are accepted for repurchase bear the risk that the Fund’s net asset value may fluctuate significantly between the time that they submit their repurchase requests and the date as of which such Shares are valued for purposes of such repurchase. Shareholders will have to decide whether to request that the Fund repurchase their Shares without the benefit of having current information regarding the value of Shares on a date proximate to the date on which Shares are valued by the Fund for purposes of effecting such repurchases. See “Repurchases of Shares.”

In considering whether to repurchase Shares during periods of financial market stress, the Board may offer to repurchase Shares at a discount to their prevailing net asset value that appropriately reflects market conditions, subject to applicable law. Further, repurchases of Shares, if any, may be suspended, postponed or terminated by the Board under certain circumstances. See “Repurchases of Shares — Periodic repurchases.” An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of Shares. Additionally, because Shares are not listed on any securities exchange, the Fund is not required, and does not intend, to hold annual meetings of its Shareholders unless called for under the provisions of the Investment Company Act.

Limited Operating History

The Fund is a non-diversified, closed-end management investment company that has limited operating history. Due to the uncertainty in all investments, there can be no assurance that the Fund will succeed in meeting its investment objectives. The Fund may not grow or maintain an economically viable size, which may result in increased Fund expenses or a determination by the Board to liquidate the Fund.

Payment in-kind for repurchased Shares

The Fund generally expects to satisfy a Shareholder’s repurchase request. See “Repurchases of Shares — Periodic repurchases.” However, there can be no assurance that the Fund will have sufficient cash to pay for Shares that are being repurchased or that it will be able to liquidate investments at favorable prices to pay for repurchased Shares. The Fund has the right to distribute securities as payment for repurchased Shares in unusual circumstances, including if making a cash payment would result in a material adverse effect on the Fund. In the event that the Fund makes such a distribution of securities, Shareholders will bear any risks of the distributed securities and may be required to pay a brokerage commission or other costs in order to dispose of such securities.

Non-Diversified Status

The Fund is a “non-diversified” management investment company. Thus, there are no percentage limitations imposed by the Investment Company Act on the Fund’s assets that may be invested, directly or indirectly, in the securities of any one issuer. Consequently, if one or more Fund investments are allocated a relatively large percentage of the Fund’s assets, losses suffered by such Fund investments could result in a higher reduction in the Fund’s capital than if such capital had been more proportionately allocated among a larger number of investments. The Fund may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. However, the Fund will be subject to diversification requirements applicable to RICs under the Code. See “Certain U.S. federal income tax considerations.”

Legal, tax and regulatory risks

Legal and regulatory changes that could occur during the life of the Fund may adversely impact the performance of the Fund. The regulation of the U.S. and non-U.S. securities and futures markets and investment funds has undergone substantial change in recent years and such change may continue. Greater regulatory scrutiny may increase the exposure of the Fund and the Adviser to potential liabilities. Increased regulatory oversight also can impose administrative burdens and costs on the Fund and the Adviser, including, without limitation, responding to examinations or investigations and implementing new policies and procedures.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and related regulatory developments established financial oversight standards and resulted in significant revisions to the U.S. financial regulatory framework and the operation of financial institutions. The Dodd-Frank Act includes provisions regarding, among other things, the comprehensive regulation of the over-the-counter derivatives market, the identification, monitoring and regulation of systemic risks to financial markets and the regulation of proprietary trading and investment activity of banking institutions. The continued implementation of the Dodd-Frank Act and other similar and follow-on regulations could affect, among other things, financial consumer protection, proprietary trading, registration of investment advisers and the trading and use of derivative instruments and, therefore, could adversely affect the Fund or investments made by the Fund. There can be no assurance that such regulation will not have a material adverse effect on the Fund, increase transaction, operations, legal and/or regulatory compliance costs, significantly reduce the profitability of the Fund or impair the ability of the Fund to achieve its investment objective.

Periods of unusually high financial market volatility and restrictive credit conditions, at times limited to a particular sector or geographic area, have occurred in the past and may be expected to recur in the future. Some countries, including the United States, have adopted or have signaled protectionist trade measures, relaxation of the financial industry regulations that followed the financial crisis, and/or reductions to corporate taxes. The current presidential administration has called for and is seeking to quickly enact significant changes to U.S. fiscal, tax, trade, healthcare, immigration, foreign, and government regulatory policy. Significant uncertainty exists with respect to legislation, regulation and government policy at the federal level, as well as the state and local levels. Recent events have created a climate of heightened uncertainty and introduced new and difficult-to-quantify macroeconomic and political risks with potentially far-reaching implications. There has been a corresponding meaningful increase in the uncertainty surrounding interest rates, inflation, foreign exchange rates, trade volumes and fiscal and monetary policy. To the extent the U.S. Congress or the current presidential administration implements changes to U.S. policy, those changes may impact, among other things, the U.S. and global economy, international trade and relations, unemployment, immigration, corporate taxes, healthcare, the U.S. regulatory environment, inflation and other areas. Although the Fund cannot predict the impact, if any, of these changes to the Fund’s business, they could adversely affect the Fund’s business, financial condition, operating results and cash flows. Until the Fund knows what policy changes are made and how those changes impact the Fund’s business and the business of the Fund’s competitors over the long term, the Fund will not know if, overall, the Fund will benefit from them or be negatively affected by them.

Recent technological developments in, and the increasingly widespread use of, certain artificial intelligence (“AI”) technologies, including machine learning models and generative AI (collectively “AI Technologies”), may pose risks to the Fund. For instance, the economy may be significantly impacted by the advanced development and increased regulation of AI Technologies. As AI Technologies are used more widely, the profitability and growth of Fund holdings may be impacted, which could significantly impact the overall performance of the Fund. The legal and regulatory frameworks within which AI Technologies operate continue to rapidly evolve, and it is not possible to predict the full extent of current or future risks related thereto.

Substantial repurchases

Substantial requests for the Fund to repurchase Shares could require the Fund to liquidate certain of its investments more rapidly than otherwise desirable in order to raise cash to fund the repurchases and achieve a market position appropriately reflecting a smaller asset base. This could have a material adverse effect on the value of the Shares. See “General risks — Closed-end fund; liquidity limited to periodic repurchases of Shares.”

Temporary Investments

Delays in investing the net proceeds of the offering of Shares may impair the Fund’s performance. The Fund cannot assure Shareholders it will be able to identify any investments that meet its investment objective or that any investment that the Fund makes will produce a positive return. The Fund may be unable to invest the net proceeds of the Fund’s offering on acceptable terms within the time period that the Fund anticipates or at all, which could harm the Fund’s financial condition and operating results.

Before making investments, the Fund may invest the net proceeds of the Fund’s offering primarily in cash, cash equivalents, U.S. government securities, money market funds, repurchase agreements, and other high-quality debt instruments maturing in one year or less from the time of investment (“Temporary Investments”). This may produce returns that are significantly lower than the returns that the Fund expects to achieve when the Fund’s portfolio is fully invested in securities meeting the Fund’s investment objective. As a result, any distributions that the Fund pays while the Fund’s portfolio is not fully invested in securities meeting its investment objective may be lower than the distributions that the Fund may be able to pay when the Fund portfolio is fully invested in securities meeting the Fund’s investment objective.

Dilution from subsequent offerings of Shares

The Fund may accept additional subscriptions for Shares as determined by the Board, in its sole discretion. Additional purchases will dilute the indirect interests of existing Shareholders in the Fund’s investments prior to such purchases, which could have an adverse impact on the existing Shareholders’ interests in the Fund if subsequent Fund investments underperform the prior investments. New purchases of Shares will dilute the benefit of such compensation structures to existing Shareholders.

Valuations of Fund investments; valuations subject to adjustment

The valuations upon which the Fund determines its daily net asset value and the net asset value per Share may be subject to later adjustment or revision. For example, fiscal year-end net asset value calculations of the Fund investments may be revised as a result of audits by their independent auditors. Other adjustments may occur from time to time. Because such adjustments or revisions, whether increasing or decreasing the net asset value of the Fund at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustment or revision may not affect the amount of the repurchase proceeds of the Fund received by Shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds, subject to the ability of the Fund to adjust or recoup the repurchase proceeds received by Shareholders under certain circumstances as described in “Repurchases of Shares — Periodic repurchases.” As a result, to the extent that such subsequently adjusted valuations or revisions to the net asset value of a Fund investment adversely affects the Fund’s net asset value, the outstanding Shares may be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a net asset value higher than the adjusted amount. Conversely, any increases in the net asset value resulting from such subsequently adjusted valuations may be entirely for the benefit of the outstanding Shares and to the detriment of Shareholders who previously had their Shares repurchased at a net asset value lower than the adjusted amount. The same principles apply to the purchase of Shares. New Shareholders may be affected in a similar way.

The valuations of Shares may be significantly affected by numerous factors, some of which are beyond the Fund’s control and may not be directly related to the Fund’s operating performance. These factors include:

•	changes in regulatory policies or tax guidelines;

•	changes in earnings or variations in operating results;

•	changes in the value of the Fund investments;

•	changes in accounting guidelines governing valuation of the Fund investments;

•	any shortfall in revenue or net income or any increase in losses from levels expected by investors;

•	departure of the Adviser or certain of its respective key personnel;

•	general economic trends and other external factors; and

•	loss of a major funding source.

Reporting requirements

Shareholders who beneficially own Shares that constitute more than 5% or 10% of the Fund’s Shares are subject to certain requirements under the Exchange Act and the rules promulgated thereunder. These include requirements to file certain reports with the SEC. The Fund has no obligation to file such reports on behalf of such Shareholders or to notify Shareholders that such reports are required to be made. Shareholders who may be subject to such requirements should consult with their legal advisors.

Business and structure related risks

Amount or frequency of distributions not guaranteed

The Fund expects to pay distributions out of assets legally available for distribution from time to time, at the sole discretion of the Board. Nevertheless, the Fund cannot assure Shareholders that the Fund will achieve investment results that will allow the Fund to make a specified level of cash distributions or year-to-year increases in cash distributions. The Fund’s ability to pay distributions may be adversely affected by the impact of the risks described in this Prospectus. All distributions will depend on the Fund’s earnings, its net investment income, its financial condition, and such other factors as the Board may deem relevant from time to time.

In the event that the Fund encounters delays in locating suitable investment opportunities, the Fund may return all or a substantial portion of the proceeds from the offering of Shares in anticipation of future cash flow, which may constitute a return of your capital and will lower your tax basis in your Shares. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from the Fund’s investment activities and will be made after deduction of the fees and expenses payable in connection with the proceeds from the offering of Shares, including any fees payable to the Adviser.

Cybersecurity risk

As part of its business, the Adviser processes, stores and transmits large amounts of electronic information, including information relating to the transactions of the Fund and personally identifiable information of the Shareholders. Similarly, service providers of the Adviser or the Fund, especially the Administrator, may process, store and transmit such information. The Adviser has procedures and systems in place that it believes are reasonably designed to protect such information and prevent data loss and security breaches. However, such measures cannot provide absolute security given the inherent limitations in such procedures and systems, including the possibility that certain risks have not been identified. Cybersecurity breaches can result from both intentional and unintentional events, including unauthorized access through hacking, malicious software coding, denial-of-service attacks, data corruption, or inadvertent employee error. The techniques used to obtain unauthorized access to data, disable or degrade service, or sabotage systems change frequently and may be difficult to detect for long periods of time. Hardware or software acquired from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Network connected services provided by third parties to the Adviser may be susceptible to compromise, leading to a breach of the Adviser’s networks. The Adviser’s systems or facilities may be susceptible to employee error or malfeasance, government surveillance, or other security threats. Online services provided by the Adviser to the Shareholders may also be susceptible to compromise. Breach of the Adviser’s information systems may cause information relating to the transactions of the Fund and personally identifiable information of the Shareholders to be lost or improperly accessed, used or disclosed.

The service providers of the Adviser and the Fund are subject to the same electronic information security threats as the Adviser. If a service provider fails to adopt or adhere to adequate data security policies, or in the event of a breach of its networks, information relating to the transactions of the Fund and personally identifiable information of the Shareholders may be lost or improperly accessed, used or disclosed. The loss or improper access, use or disclosure of the Adviser’s or the Fund’s proprietary information may cause the Adviser or the Fund to suffer, among other things, financial loss, additional compliance costs, the disruption of its business, liability to third parties, regulatory intervention, including fines or penalties, or reputational damage. Any of the foregoing events could have a material adverse effect on the Fund and the Shareholders’ investments therein.

There can be no assurance that the Fund or its service providers, or the issuers of the securities in which the Fund invests, will not suffer losses relating to cybersecurity breaches in the future. Furthermore, the Fund cannot control the cybersecurity procedures and systems put in place by its service providers or any other third parties whose operations may affect the Fund or its Shareholders. Despite reasonable precautions, the risk remains that such incidents could occur, and that such incidents could cause damage to individual investors due to the risk of exposing confidential personal data about investors to unintended parties. The rapid development and widespread use of AI Technologies, including machine learning and generative AI, could increase the effectiveness of these cyberattacks and exacerbate these risks or result in cyber security incidents that implicate personal data.

Artificial Intelligence

Advancements in technology may adversely impact markets and the overall performance of the Fund. For instance, the economy may be significantly impacted by the advanced development and increased regulation of artificial intelligence. As the use of technology grows, liquidity and market movements may be affected. As artificial intelligence is used more widely, the profitability and growth of Fund holdings may be impacted, which could significantly impact the overall performance of the Fund. The legal and regulatory frameworks within which artificial intelligence technologies operate continue to rapidly evolve, and it is not possible to predict the full extent of current or future risks related thereto.

Fluctuations in performance

The Fund could experience fluctuations in its performance due to a number of factors, including, but not limited to, the Fund’s ability or inability to make investments in companies that meet the Fund’s investment criteria, the interest rate payable on the debt securities the Fund acquires, the level of the Fund’s expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which the Fund encounters competition in its markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

Reliance on the Adviser

The Adviser has full discretionary authority to identify, structure, allocate, execute, administer, monitor and liquidate Fund investments and, in doing so, has no responsibility to consult with any Shareholder. Accordingly, an investor in the Fund must rely upon the abilities of the Adviser, and no person should invest in the Fund unless such person is willing to entrust all aspects of the investment decisions of the Fund to the Adviser. Shareholders will not receive or otherwise be privy to due diligence or risk information prepared by or for the Adviser in respect of the Fund investments. The Adviser has the authority and responsibility for asset allocation, the selection of Fund investments and all other investment decisions for the Fund. The success of the Fund depends upon the ability of the Adviser to develop and implement investment strategies that achieve the investment objective of the Fund. Shareholders have no right or power to participate in the management or control of the Fund or the Fund investments, or the terms of any such investments. There can be no assurance that the Adviser will be able to select or implement successful strategies or achieve its investment objective. Additionally, past performance is not indicative of future results or performance of any account managed by SEG, or of the Fund.

Reliance on the key personnel

The Fund depends on the investment expertise, skill and network of business contacts of the Adviser. The Adviser evaluates, negotiates, structures, executes, monitors and services Fund investments. The Fund’s future success will depend to a significant extent on the continued service and coordination of the Adviser and its investment management team. The departure of certain key personnel of the Adviser or its affiliates could have a material adverse effect on the Fund’s ability to achieve its investment objective.

The Fund’s ability to achieve its investment objective depends on the Adviser’s ability to identify, analyze, invest in, finance and monitor investments that meet the Fund’s investment criteria. The Adviser’s capabilities in structuring the investment process, providing competent, attentive and efficient services to the Fund, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve the Fund’s investment objective, the Adviser may need to hire, train, supervise and manage new investment professionals to participate in the Fund’s investment selection and monitoring process. The Adviser may not be able to find investment professionals in a timely manner or at all. Failure to support the Fund’s investment process could have a material adverse effect on the Fund’s business, financial condition and results of operations.

The Adviser depends on the relationships of it and of the Adviser’s affiliates, and the Fund will rely to a significant extent upon these relationships to provide the Fund with potential investment opportunities. If the Adviser or its affiliates fail to maintain their existing relationships or develop new relationships with other sponsors or sources of investment opportunities, the Fund may not be able to grow its investment portfolio. In addition, individuals with whom the Adviser and its affiliates have relationships are not obligated to provide the Fund, the Adviser or any of their affiliates with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for the Fund.

Fluctuations in Performance

The Fund could experience fluctuations in its performance due to a number of factors, including, but not limited to, the Fund’s ability or inability to make investments that meet the Fund’s investment criteria, the interest rate payable on the debt securities the Fund acquires, the level of the Fund’s expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which the Fund encounters competition in its markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

Uncertain source and quantity of funding

Proceeds from the sale of Shares are used for the Fund’s investment opportunities, operating expenses and for payment of various fees and expenses such as the Investment Management Fee and other fees. Any working capital reserves the Fund maintains may not be sufficient for investment purposes, and it may require debt or equity financing to operate. Accordingly, in the event that the Fund develops a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to the Fund. Consequently, if the Fund cannot obtain debt or equity financing on acceptable terms, the ability to acquire investments and expand operations will be adversely affected. As a result, the Fund would be less able to achieve portfolio diversification and the investment objective, which may negatively impact the Fund’s results of operations and reduce the Fund’s ability to make distributions to Shareholders.

Management related risks

Divergence of resources

Neither the Adviser nor its affiliates, including individuals employed by the Adviser or its affiliates, are prohibited from raising money for and managing another investment entity that makes the same types of investments as those the Fund targets. As a result, the time and resources that these individuals may devote to the Fund may be diverted. In addition, the Fund may compete with any such investment entity for the same investors and investment opportunities. The Adviser and its affiliates may engage in investment advisory business with accounts that compete with the Fund. Affiliates of the Adviser have no obligation to make their originated investment opportunities available to the Adviser or to the Fund.

Incentive Fee

The Incentive Fee may create an incentive for the Adviser to cause the Fund to make investments that are riskier or more speculative than in the absence of the Incentive Fee. The Incentive Fee is based on both realized as well as unrealized appreciation; therefore, the Incentive Fee may be greater than if it were based only on realized gains.

The Incentive Fee, if any, is calculated and accrued on each date that the Fund calculates its net asset value, thereby reducing the net asset value of the Fund and the Shares. The repurchase price received by a Shareholder whose Shares are repurchased in a repurchase offer will reflect an Incentive Fee accrual if the Fund has experienced positive performance through the date of repurchase. However, the Fund will not accrue an Incentive Fee for any period unless it has fully recovered any cumulative losses from prior fiscal periods. This is known as a “high water mark.” An Incentive Fee accrual may subsequently be reversed if the Fund’s performance declines. No adjustment to a repurchase price will be made after it has been determined.

When Shares are repurchased in a repurchase offer, or the Fund pays a dividend or a distribution, the amount of any cumulative loss will be reduced in proportion to the reduction in the Fund’s assets paid in respect of such repurchase or in respect of such dividend or distribution. The amount of any cumulative loss incurred by the Fund, however, will not be increased by any sales of Shares (including Shares issued as a result of the reinvestment of dividends and distributions). Consequently, as the number of outstanding Shares increases, the per-Share amount (but not the dollar amount) of a cumulative loss will be reduced. As a result, if a Shareholder does not reinvest its distributions, the benefits that such Shareholder would receive from a cumulative loss (if any) will be diluted. This means that a Shareholder’s investment may bear a higher percentage Incentive Fee than it otherwise would.

The application of the Incentive Fee may not correspond to a particular Shareholder’s experience in the Fund because aggregate cumulative appreciation is calculated on an overall basis allocated equally to each outstanding Share. A Shareholder may not owe an Incentive Fee on its investment, even though the value of its investment has increased. For example, if a Shareholder were to acquire Shares after the Fund’s trading resulted in a cumulative loss, the Shareholder would not owe an Incentive Fee until sufficient gains have been achieved to exceed such losses, despite the fact that the Shareholder will have experienced aggregate cumulative appreciation in respect of its Shares. Conversely, a Shareholder may owe an Incentive Fee on its investment, even though the value of its investment has declined. For example, if a Shareholder were to acquire Shares at a time when the Fund had net profits to date for the Performance Period of $2 million in excess of the high water mark, but at the end of the Performance Period the Fund had net profits of only $1 million in excess of the high water mark, the Shareholder would owe an Incentive Fee despite the fact that the value of its investment declined. In addition, when Shares are issued at a net asset value reduced by the accrued Incentive Fee, and such accrued Incentive Fee is subsequently reversed due to trading losses, the reversal will be allocated equally among all outstanding Shares (increasing the net asset value per Share), including those Shares whose purchase price had not itself been reduced by the accrued Incentive Fee being reversed.

Potential conflicts of interest risk

The Adviser and the portfolio managers of the Fund have interests which may conflict with the interests of the Fund. In particular, the Adviser manages and/or advises other investment funds or accounts with the same or similar investment objectives and strategies as the Fund. As a result, the Adviser and the Fund’s portfolio managers may devote unequal time and attention to the management of the Fund and those other funds and accounts, and may not be able to formulate as complete a strategy or identify equally attractive investment opportunities as might be the case if they were to devote substantially more attention to the management of the Fund. The Adviser and the Fund’s portfolio managers may identify a limited investment opportunity that may be suitable for multiple funds and accounts, and the opportunity may be allocated among these several funds and accounts, which may limit the Fund’s ability to take full advantage of the investment opportunity. Additionally, transaction orders may be aggregated for multiple accounts for purpose of execution, which may cause the price or brokerage costs to be less favorable to the Fund than if similar transactions were not being executed concurrently for other accounts. Furthermore, it is theoretically possible that a portfolio manager could use the information obtained from managing a fund or account to the advantage of other funds or accounts under management, and also theoretically possible that actions could be taken (or not taken) to the detriment of the Fund. At times, a portfolio manager may determine that an investment opportunity may be appropriate for only some of the funds and accounts for which he or she exercises investment responsibility, or may decide that certain of the funds and accounts should take differing positions with respect to a particular security. In these cases, the portfolio manager may place separate transactions for one or more funds or accounts which may affect the market price of the security or the execution of the transaction, or both, to the detriment or benefit of one or more other funds and accounts. For example, a portfolio manager may determine that it would be in the interest of another account to sell a security that the Fund holds, potentially resulting in a decrease in the market value of the security held by the Fund. Additionally, if the Adviser acquires material non-public confidential information in connection with its business activities for other clients, a portfolio manager or other investment personnel may be restricted from purchasing securities or selling certain securities for the Fund or other clients.

Investment related risks

This section discusses the types of investments that may be made, directly or indirectly, by the Fund and some of the risks associated with such investments. It is possible that the Fund will make an investment that is not described below, and any such investment will be subject to its own particular risks.

Cash, cash equivalents, investment grade bonds, money market instruments

The Fund may invest a portion of its assets in high quality fixed-income securities, money market instruments and money market mutual funds, or hold cash or cash equivalents in such amounts as the Adviser deems appropriate under the circumstances, including in response to adverse market or economic or political conditions, pending the investment of assets in accordance with its investment strategy or to maintain the liquidity necessary to effect repurchases of Shares or meet expenses, subject to the Fund’s policy to invest at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities. In addition, when the Adviser determines that adverse market conditions exist, the Fund may adopt a temporary defensive position and invest up to 100% of its assets in such securities. During such periods, the Fund may not achieve its investment objective.

These investments may be adversely affected by tax, legislative, regulatory, credit, political or government changes, interest rate increases and the financial conditions of issuers, which may pose credit risks that result in issuer default and the Fund may not achieve its investment objective.

Concentration risk

The Fund may be susceptible to an increased risk of loss, including losses due to adverse events that affect the Fund’s investments more than the market as a whole, to the extent that the Fund’s investments are concentrated in a particular issue, issuer or issuers, country, market segment, or asset class.

Counterparty risk

The Fund may effect transactions in “over the counter” or “inter-dealer” markets. The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of “exchange based” markets. These risks may differ materially from those associated with transactions effected on an exchange, which generally are backed by clearing organization guarantees, daily marking to market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from such protections. This exposes the Fund to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing the Fund to suffer a loss. Such counterparty risk is accentuated in the case of contracts with longer maturities where events may intervene to prevent settlement, or where the Fund has concentrated its transactions with a single or small group of counterparties. The Fund is not restricted from dealing with any particular counterparty or from concentrating its investments with one counterparty. The ability of the Fund to transact business with any one or number of counterparties, the lack of any independent evaluation of such counterparties’ financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Fund.

Currency risk

The Fund’s portfolio may include direct and indirect investments in a number of different currencies. Any returns on, and the value of such investments may, therefore, be materially affected for a number of reasons, including changes in interest rates, rates of inflation, governmental surpluses or deficits, intervention (or the failure to intervene) by U.S. or foreign governments, actions of central banks or supranational entities and the imposition of currency controls or other political developments in the U.S. or abroad. A decline in the value of the currencies in which the Fund’s investments are denominated against the U.S. Dollar may result in a decrease the Fund’s net asset value. The Adviser may or may not elect to hedge the value of investments made by the Fund against currency fluctuations, and even if the Adviser deems hedging appropriate, it may not be possible or practicable to hedge currency risk exposure. Accordingly, the performance of the Fund could be adversely affected by such currency fluctuations.

Derivatives risks

The Fund may invest in, or enter into, derivatives, including swaps (including total return swaps), swaptions, CFDs, futures and forward agreements and options, for investment or hedging purposes. A total return swap is an agreement between counterparties to exchange periodic payments based on the value of asset or non-asset references. Total return swap contracts are exposed to the market risk factor of the specific underlying financial instrument or index. Total return swaps are less standard in structure than other types of swaps and can isolate and/or include multiple types of market risk factors including equity risk, credit risk, and interest rate risk. Total return swaps on single name equity securities may sometimes be referred to as “contracts for difference” and are subject to the same risks as described herein. The Fund could be exposed to credit or market risk due to unfavorable changes in the fluctuation of interest rates or in the price of the underlying security or index, the possibility that there is no liquid market for these agreements or that the counterparty may default on its obligation to perform.

The use of these instruments involves the following risks, among others:

•	Derivatives can be volatile.

•	Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large impact on the Fund’s performance.

•	The Fund may be unable to close out certain hedged positions to avoid adverse tax consequences, and certain instruments may have uncertain tax implications for the Fund;

•	The market for any derivative is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

•	Entering into derivatives in foreign markets may involve more risk than entering into domestic transactions.

•	Certain derivatives, such as swaps, involve the assumption of the credit risk of the counterparty to the transactions.

The stability and liquidity of derivatives depend in large part on the creditworthiness of the parties to the transactions. It is expected that the Adviser will monitor on an ongoing basis the creditworthiness of firms with which it will enter into derivatives. If there is a default by the counterparty to such transaction, the Adviser will under most normal circumstances have contractual remedies pursuant to the agreements related to the transaction. However, exercising such contractual rights may involve delays or costs that could result in the net asset value of the Fund being less than if the Adviser had not entered into the transaction. Furthermore, there is a risk that a counterparty could become insolvent. If the Adviser’s counterparties (e.g., prime broker or broker-dealer) were to become insolvent or the subject of liquidation proceedings, there exists the risk that the recovery of securities and other assets from such prime broker or broker-dealer will be delayed or will be of a value less than the value of the securities or assets originally entrusted to such prime broker or broker-dealer.

In addition, the Adviser may use counterparties located in various jurisdictions. Such local counterparties are subject to various laws and regulations in various jurisdictions that are designed to protect their customers in the event of their insolvency. However, the practical effect of these laws and their application to the Fund’s assets are subject to substantial limitations and uncertainties.

It is possible that government regulation of various types of derivative instruments and/or regulation of certain market participants’ use of the same, may limit or prevent the Fund from using such instruments as a part of its investment strategy, and could ultimately prevent the Fund from being able to achieve its investment objective. It is impossible to fully predict the effects of past, present or future legislation and regulation by multiple regulators in this area, but the effects could be substantial and adverse. It is possible that legislative and regulatory activity could limit or restrict the ability of the Fund to use certain instruments as a part of its investment strategy.

Rule 18f-4 under the Investment Company Act (“Rule 18f-4”) relates to a registered investment company’s use of derivatives and related instruments. Rule 18f-4 prescribes specific value-at-risk leverage limits for certain derivatives users and requires certain derivatives users to adopt and implement a derivatives risk management program (including the appointment of a derivatives risk manager and the implementation of certain testing requirements), and prescribes reporting requirements in respect of derivatives. The Fund has adopted procedures for investing in derivatives and other transactions in compliance with Rule 18f-4. Rule 18f-4 requires the Fund to implement certain policies and procedures designed to manage its derivatives risk, dependent upon the Fund’s level of exposure to derivative instruments. Limits or restrictions applicable to the counterparties or issuers, as applicable, with which the Fund may engage in derivative transactions could also limit or prevent the Fund from using certain instruments.

Equity securities

The Fund primarily invests in equity securities, which, for these purposes, means common and preferred stocks (including investments in IPOs), convertible securities, warrants and rights. As a result, the value of the Fund’s portfolio is affected by daily movements in the prices of equity securities. These price movements may result from factors affecting individual companies, industries or the securities markets as a whole. Individual companies may report poor results or be negatively affected by industry, regulatory or economic trends and developments. The prices of securities issued by such companies may suffer a decline in response. In addition, stock markets can be volatile at times, and stock prices can change drastically. This market risk affects the Fund’s net asset value per Share, which will fluctuate as the values of the Fund’s investments and other assets change. Not all stock prices change uniformly or at the same time, and not all stock markets move in the same direction at the same time.

Convertible securities also carry unique risks. The value of a convertible security is a function of its “investment value” (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its “conversion value” (the security’s worth, at market value, if converted into the underlying common stock). The investment value of a convertible security, therefore, is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors may also have an effect on the convertible security’s investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. Generally, the conversion value decreases as the convertible security approaches maturity. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security is increasingly influenced by its conversion value. A convertible security generally sells at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income or preferred security, as applicable.

A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund’s ability to achieve its investment objective.

Warrants permit, but do not require, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but typically have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights may be considered more speculative than certain other types of equity-like securities because they do not carry with them rights to dividends or voting rights, and they do not represent any rights in the assets of the issuer. If not exercised prior to their expiration dates, these instruments will lose their value. The market for warrants and rights can become very illiquid. Changes in liquidity may significantly impact the price for warrants and rights, which could decrease the value of the Fund’s portfolio.

Failure to qualify as a RIC or satisfy distribution requirement

To qualify for and maintain RIC qualification under the Code, the Fund must meet the following annual distribution, source-of-income and asset diversification requirements. See “Certain U.S. federal income tax considerations.”

•	The annual distribution requirement for a RIC will be satisfied if the Fund distributes to Shareholders on an annual basis at least 90% of the Fund’s net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. Because the Fund may borrow, it is subject to an asset coverage ratio requirement under the Investment Company Act and is and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict the Fund from making distributions necessary to satisfy the distribution requirement. If the Fund is unable to obtain cash from other sources, it could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

•	The source-of-income requirement will be satisfied if the Fund obtains at least 90% of its income for each year from dividends, interest, gains from the sale of stock or securities or similar passive sources.

•	The asset diversification requirement will be satisfied if the Fund meets certain asset diversification requirements at the end of each quarter of the Fund’s tax year. To satisfy this requirement, (i) at least 50% of the value of the Fund’s assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs and other securities if such other securities of any one issuer do not represent more than 5% of the value of the Fund’s assets or more than 10% of the outstanding voting securities of such issuer and (ii) no more than 25% of the value of the Fund’s assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under the Code and its applicable regulations, by the Fund and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in the Fund having to dispose of certain investments quickly in order to prevent the loss of its qualification as a RIC.

If the Fund fails to qualify for or maintain RIC tax treatment for any reason and is subject to corporate income tax, the resulting corporate taxes could substantially reduce the Fund’s net assets, the amount of income available for distribution, and the amount of the Fund’s distributions.

Hedging

The Fund may seek to hedge against interest rate and currency exchange rate fluctuations by using structured financial instruments such as futures, options, swaps and forward contracts, subject to the requirements of the Investment Company Act. Use of structured financial instruments for hedging purposes may present significant risks, including the risk of loss of the amounts invested. Defaults by the other party to a hedging transaction can result in losses in the hedging transaction. Hedging activities also involve the risk of an imperfect correlation between the hedging instrument and the asset being hedged, which could result in losses both on the hedging transaction and on the instrument being hedged. Use of hedging activities may not prevent significant losses and could increase losses. Further, hedging transactions may reduce cash available to pay distributions to Shareholders. See “Investment related risks — Derivative instruments.”

IPO securities

Special risks are associated with investments in IPO securities, including lack of a trading history, lack of knowledge about the issuer and limited operating history. These factors may contribute to substantial price volatility for the shares of these companies, and this volatility can affect the value of the Fund’s investment in these shares. The limited number of shares available for trading in some IPOs may make it more difficult for the Fund to buy or sell significant amounts of shares without an unfavorable effect on prevailing market prices. In addition, some companies in IPOs may be involved in relatively new industries or businesses, which may not be widely understood by investors. Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or close to achieving revenues or operating income. Investors in IPOs can be adversely affected by substantial dilution in the market value of their shares, by sales of additional shares, and by concentration of control in existing management and principal shareholders. In addition, all of the factors that affect the performance of an economy or equity markets may have a greater impact on the shares of IPO companies.

Large-capitalization companies

Large-capitalization companies may fall out of favor with investors based on market and economic conditions. In addition, larger companies may not be able to attain the high growth rates of successful smaller companies and may be less capable of responding quickly to competitive challenges and industry changes. As a result, the Fund’s value may not rise as much as, or may fall more than, the value of funds that focus on companies with smaller market capitalizations.

Leverage

The Fund may utilize leverage as part of its investment strategy, to satisfy tender offers for shareholders, and to otherwise provide the Fund with liquidity. The Fund may use leverage, including margin, at the discretion of SEG.

The Investment Company Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness, or 200% with respect to issuance of preferred stock (the “Asset Coverage Requirement”).

This requirement means that the value of the investment company’s total indebtedness may not exceed 33.33% or 50%, as applicable, of the value of its total assets (including the indebtedness). The Investment Company Act also requires that dividends may not be declared if this Asset Coverage Requirement is breached. The Fund’s borrowings will at all times be subject to the Asset Coverage Requirement.

The interests of persons with whom the Fund enters into leverage arrangements will not necessarily be aligned with the interests of the Fund’s Shareholders and such persons will have claims on the Fund’s assets that are senior to those of the Fund’s Shareholders. In addition to the foregoing, the use of leverage involves risks and special considerations for Shareholders, including:

•	the likelihood of greater volatility of NAV, market price and dividend rate of the Shares than a comparable portfolio without leverage;

•	a decline in NAV could affect the Fund’s ability to make dividend payments, and a failure to pay dividends or make distributions could result in the Fund ceasing to qualify for pass-through tax treatment under Subchapter M of Subtitle A, Chapter 1, of the Code;

•	the costs of borrowing may exceed the income from the portfolio securities purchased with the borrowed money;

•	a decline in NAV will result if the investment performance of the additional securities purchased fails to cover their cost to the Fund (including any interest paid on the money borrowed or dividend requirements of preferred shares, if any);

•	the risk that fluctuations in interest rates on borrowings or on short-term debt or in the interest or dividend rates on any debt securities or preferred shares that the Fund must pay will reduce the return to the Shareholders;

•	the effect of leverage in a declining market, which is likely to cause a greater decline in the NAV of the Shares than if the Fund were not leveraged, may result in a greater decline in the market price of the Shares;

•	when the Fund uses financial leverage, the investment management fees payable to the Adviser will be higher than if the Fund did not use leverage. This may create a conflict of interest between the Investment Manager, on the one hand, and the holders of Shares, on the other; and

•	leverage may increase operating costs, which may reduce total return.

Effects of Leverage.

Assuming the use of leverage in the amount of 20% of the Fund’s total assets and an annual interest rate on leverage of 2.09% payable on such leverage based on estimated market interest rates as of the date of this Prospectus, the additional income that the Fund must earn (net of estimated expenses related to leverage) in order to cover such interest payments is 0.42%. The Fund’s actual cost of leverage will be based on market interest rates at the time the Fund undertakes a leveraging strategy, and such actual cost of leverage maybe higher or lower than that assumed in the previous example.

The following table is furnished in response to requirements of the SEC. It is designed to illustrate the effect of leverage on total return on Shares, assuming investment portfolio total returns (comprised of income, net expenses and changes in the value of investments held in the Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of what the Fund’s investment portfolio returns will be. In other words, the Fund’s actual returns may be greater or less than those appearing in the table below. The table further reflects the use of leverage representing approximately 20% of the Fund’s assets after such issuance and the Fund’s currently projected annual interest rate of 2.09%. The table does not reflect any offering costs of Shares or leverage.

Assumed Portfolio Return (Net of Expenses)	-10.00%	-5.00%	0.00%	5.00%	10.00%
Corresponding Return to Shareholder	-12.42%	-6.42%	-0.42%	5.58%	11.58%

Total return is composed of two elements-the dividends on Shares paid by the Fund (the amount of which is largely determined by the Fund’s net investment income after paying the cost of leverage) and realized and unrealized gains or losses on the value of the securities the Fund owns. As the table shows, leverage generally increases the return to Shareholders when portfolio return is positive or greater than the costs of leverage and decreases return when the portfolio return is negative or less than the costs of leverage.

Non-U.S. investments risk

The Fund may invest in companies that are organized or headquartered or have substantial sales or operations outside of the United States, its territories, and possessions. Such investments may be subject to certain additional risk due to, among other things, potentially unsettled points of applicable governing law, the risks associated with fluctuating currency exchange rates, capital repatriation regulations (as such regulations may be given effect during the term of the Fund or client portfolio), the application of complex U.S. and non-U.S. tax rules to cross-border investments, possible imposition of non-U.S. taxes on investors with respect to the income, and possible non-U.S. tax return filing requirements. The foregoing factors may increase transaction costs and adversely affect the value of the Fund’s portfolio investments.

Additional risks of non-U.S. investments include but are not limited to: (a) economic dislocations in the host country; (b) less publicly available information; (c) less well-developed regulatory institutions; and (d) greater difficulty of enforcing legal rights in a non-U.S. jurisdiction. Moreover, non-U.S. portfolio investments and companies may not be subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those that apply to U.S. portfolio investments and companies. In addition, laws and regulations of foreign countries may impose restrictions that would not exist in the United States and may require financing and structuring alternatives that differ significantly from those customarily used in the United States. No assurance can be given that a change in political or economic climate, or particular legal or regulatory risks, including changes in regulations regarding foreign ownership of assets or repatriation of funds or changes in taxation might not adversely affect an investment by the Fund.

Geopolitical tensions, including the ongoing conflicts in Ukraine and Iran and other regional hostilities, may continue to cause disruption, instability and volatility in global markets, commodity prices, economies and industries, which could negatively impact the Fund’s business, results of operations and financial condition. Strategic competition between the U.S. and China and resulting tensions have also contributed to uncertainty in the geopolitical and regulatory landscapes. Similarly, other events, including natural disasters, climate-related events, pandemics or health crises may arise from time to time and be accompanied by governmental actions that may increase international tension. Any such events and responses, including regulatory developments, may cause significant volatility and declines in the global markets, disproportionate impacts to certain industries or sectors, disruptions to commerce (including to economic activity, travel and supply chains), loss of life and property damage, and may adversely affect the global economy or capital markets, as well as the Fund’s investments.

Recently, the U.S. has enacted or proposed to enact significant new tariffs, and various federal agencies have been directed to further evaluate key aspects of U.S. trade policy, which could potentially lead to significant changes to current policies, treaties, and tariffs. There continues to exist significant uncertainty about the future relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global trade, in particular, trade between the impacted nations and the U.S., global financial markets’ stability, and global economic conditions.

Recent market events risk

Periods of unusually high financial market volatility and restrictive credit conditions, at times limited to a particular sector or geographic area, have occurred in the past and may be expected to recur in the future. Some countries, including the United States, have adopted or have signaled protectionist trade measures, changes to financial industry regulations and/or modifications to tax policies. The scope of these policy changes is still developing, but the equity and debt markets may react strongly to expectations of change, which could increase volatility, particularly if a resulting policy runs counter to the market’s expectations. The outcome of such changes cannot be foreseen at the present time.

In addition, geopolitical and other risks, including environmental and public health risks, may add to instability in the world economy and markets generally. As a result of increasingly interconnected global economies and financial markets, the value and liquidity of the Fund’s investments may be negatively affected by events impacting a country or region, regardless of whether the Fund invests in issuers located in or with significant exposure to such country or region.

Major public health events, such as pandemics or large-scale disease outbreaks, such as the COVID-19 pandemic, have resulted in market disruptions, economic uncertainty, and operational challenges for businesses and financial institutions. The impact of recent and potential future pandemics or epidemics could adversely affect national and global economies, individual companies, and the financial markets in ways that cannot be foreseen. Health crises may heighten other pre-existing political, social, and economic risks in a country or region. Governmental authorities and regulators have responded to economic disruptions with policy changes, including fiscal and monetary interventions, which may adversely affect the value, volatility, and liquidity of the Fund’s investments. In certain cases, exchanges or markets may close or issue trading halts, which may result in the Fund being unable to transact or accurately price its investments. There can be no assurance that the Fund or its service providers will be able to maintain normal operations during such events, nor that critical technology or personnel will remain unaffected. Although multiple asset classes may be impacted by market disruption, the duration and effects may vary among asset types. The potential for future epidemics or pandemics, and the responses to such events, may continue to pose material uncertainty and risk to the Fund and its investments.

Recently, the United States has enacted or proposed to enact significant new tariffs, and various federal agencies have been directed to further evaluate key aspects of U.S. trade policy, which could potentially lead to significant changes to current policies, treaties, and tariffs. There continues to exist significant uncertainty about the future relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global trade, in particular, trade between the impacted nations and the U.S.; global financial markets’ stability; and global economic conditions. These events could, in turn, adversely affect the Fund and the performance of its investments.

The impairment or failure of one or more banks with whom the Fund transacts may inhibit the Fund’s ability to access depository accounts. In such cases, the Fund may be forced to delay or forgo investments, resulting in lower Fund performance. In the event of such a failure of a banking institution where the Fund or other Fund investment holds depository accounts, access to such accounts could be restricted and U.S. Federal Deposit Insurance Corporation (“FDIC”) protection may not be available for balances in excess of amounts insured by the FDIC. In such instances, the Fund or other Fund investment may not recover such excess, uninsured amounts.

The failure of certain financial institutions, namely banks, may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. The failure of a bank (or banks) with which the Fund and/or the Fund investments have a commercial relationship could adversely affect, among other things, the Fund and/or the Fund investment’s ability to pursue key strategic initiatives, including by affecting the Fund’s or a Fund investment’s ability to borrow from financial institutions on favorable terms.

Registered investment companies

The Fund may invest in the securities of other registered investment companies, including money market funds and exchange-traded funds. Under one provision of the Investment Company Act, the Fund may not acquire the securities of other registered investment companies if, as a result, (i) more than 10% of the Fund’s total assets would be invested in securities of other registered investment companies, (ii) such purchase would result in more than 3% of the total outstanding voting securities of any one registered investment company being held by the Fund or (iii) more than 5% of the Fund’s total assets would be invested in any one registered investment company. Other provisions of the Investment Company Act are less restrictive provided that the Fund is able to meet certain conditions. The Fund, as a holder of the securities of other investment companies, bears its pro rata portion of the other investment companies’ expenses, including advisory fees. These expenses are in addition to the direct expenses incurred by the Fund.

Regulation as a “commodity pool”

The Commodity Futures Trading Commission (the “CFTC”) subjects advisers to registered investment companies to regulation by the CFTC if a fund that is advised by the investment adviser either (i) invests, directly or indirectly, more than a prescribed level of its liquidation value in CFTC-regulated futures, options and swaps (“CFTC Derivatives”), or (ii) markets itself as providing investment exposure to such instruments. To the extent the Fund uses CFTC Derivatives, it intends to do so below such prescribed levels and will not market itself as a “commodity pool” or a vehicle for trading such instruments. Accordingly, the Adviser has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act (the “CEA”) pursuant to Rule 4.5 under the CEA. The Adviser is not, therefore, subject to registration or regulation as a “commodity pool operator” under the CEA in respect of the Fund.

Repurchase agreements and reverse repurchase agreements

The Fund may enter into repurchase agreements and reverse repurchase agreements. For the purposes of maintaining liquidity and achieving income, the Fund may enter into repurchase agreements with domestic and foreign banks, registered broker-dealers or other appropriate counterparties. A repurchase agreement is a contract under which the Fund would acquire a security for a relatively short period subject to the obligation of the seller to repurchase and the Fund to resell such security at a fixed time and price (representing the Fund’s cost plus interest). In the case of repurchase agreements with broker-dealers, the value of the underlying securities (or collateral) will be at least equal at all times to the total amount of the repurchase obligation, including the interest factor. The Fund bears a risk of loss in the event that the other party to a repurchase agreement defaults on its obligations and the Fund is delayed or prevented from exercising its rights to dispose of the collateral securities. This risk includes the risk of procedural costs or delays in addition to a loss on the securities if their value should fall below their repurchase price. If the seller under the repurchase agreement becomes insolvent or otherwise fails to repurchase the securities, the Fund would be permitted to sell the securities. However, this right to sell may be restricted, or the value of the securities may decline before the securities can be liquidated. Repurchase agreements that are subject to foreign law may not enjoy protections comparable to those provided to certain repurchase agreements under U.S. bankruptcy law, and they therefore may involve greater risks.

The Fund may enter into reverse repurchase agreements. A reverse repurchase agreement involves the sale of a security by the Fund and its agreement to repurchase the instrument at a specified time and price. A counterparty to a reverse repurchase agreement may be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Fund. Reverse repurchase agreements may be considered forms of borrowing for some purposes.

Restrictions on raising capital and borrowing

As a result of the annual distribution requirement to qualify as a RIC under the Code, the Fund may need to periodically access the capital markets to raise cash to fund new investments of the Fund. The Fund may issue “senior securities,” as defined in the Investment Company Act (including borrowing money from banks or other financial institutions) only in amounts such that the Fund’s asset coverage, as defined in the Investment Company Act, equals at least 200% after such incurrence or issuance. Compliance with these requirements may unfavorably limit the Fund’s investment opportunities and reduce its ability in comparison to other companies to profit from favorable spreads between the rates at which it can borrow and the rates at which it can lend.

The Fund may borrow for investment purposes. If the value of the Fund’s assets declines, the Fund may be unable to satisfy the asset coverage test, which would prohibit the Fund from paying distributions and could prevent the Fund from qualifying as a RIC. If the Fund cannot satisfy the asset coverage test, the Fund may be required to sell a portion of its investments and, depending on the nature of the Fund’s debt financing, repay a portion of the Fund’s indebtedness at a time when such sales may be disadvantageous. In addition, any amounts that the Fund uses to service its indebtedness would not be available for distribution by the Fund to Shareholders.

Risks relating to accounting, auditing and financial reporting, etc.

The legal, regulatory, disclosure, accounting, auditing and reporting standards in certain of the countries in which the Fund’s investments (both direct and indirect) may be made may be less stringent and may not provide the same degree of protection or information to investors as would generally apply in the United States. Although the Fund uses U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), the assets, liabilities, profits and losses appearing in published financial statements of the Fund’s investments may not reflect their financial position or operating results as they would be reflected under U.S. GAAP. Accordingly, the net asset value of the Fund published from time to time may not accurately reflect a realistic value for any or all of the investments.

Certain Fund investments may be in portfolio companies that do not maintain internal management accounts or adopt financial budgeting, internal audit or internal control procedures to standards normally expected of companies in the United States. Accordingly, information supplied to the Fund may be incomplete, inaccurate and/or significantly delayed. The Fund may therefore be unable to take or influence timely actions necessary to rectify management deficiencies in such portfolio companies, which may ultimately have an adverse impact on the net asset value of the Fund.

Short selling risk

The Fund may engage in short selling. Selling securities short runs the risk of losing an amount greater than the amount invested. Short selling is subject to theoretically unlimited risk of loss because there is no limit on how much the price of the stock may appreciate before the short position is closed. A short sale may result in a sudden and substantial loss if, for example, an acquisition proposal is made for the subject company at a substantial premium over market price.

Small-and medium-capitalization companies

The Fund may invest a substantial portion of its assets in the securities of companies with small-to medium-sized market capitalizations. While such securities may provide significant potential for appreciation, the securities of certain companies, particularly smaller-capitalization companies, may involve higher risks than do investments in securities of larger companies. For example, prices of small-capitalization and even medium-capitalization securities are often more volatile than prices of large-capitalization securities, as they typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects, and the risk of bankruptcy or insolvency is higher than for larger, “blue-chip” companies. In addition, an investment in some small-capitalization companies may be relatively illiquid due to thin trading in their securities. Small- and medium-capitalization companies may fall out of favor with investors; may have limited product lines, operating histories, markets or financial resources; or may be dependent upon a limited management group.

Swaps risk

In a standard “swap” transaction, two parties agree to exchange the returns, differentials in rates of return or some other amount earned or realized on the “notional amount” of predetermined investments or instruments, which may be adjusted for an interest factor. Swaps can involve greater risks than direct investment in securities, because swaps may be leveraged and subject to counterparty risk (e.g., the risk of a counterparty’s defaulting on the obligation or bankruptcy), credit risk and pricing risk (i.e., swaps may be difficult to value). Swaps may also be considered illiquid.

Tax-managed investing

Taxes are a major influence on the net returns that investors receive on their taxable investments. There are four components of the returns of a fund that invests in equities — price appreciation, distributions of qualified dividend income, distributions of other investment income and distributions of realized short-term and long-term capital gains — which are treated differently for federal income tax purposes. Distributions of income other than qualified dividend income and distributions of net realized short term gains (on stocks held for one year or less) are taxed as ordinary income. Distributions of qualified dividend income and net realized long-term gains (on Shares held for more than one year) are currently taxed for U.S. federal income tax purposes at rates up to 15% or 20% for non-corporate investors, depending upon whether their taxable income exceeds certain threshold amounts. Returns derived from price appreciation generally are untaxed until the Shareholder disposes of his or her Shares. Upon disposition, a capital gain (short-term, if the Shareholder has held his or her Shares for one year or less, otherwise long-term) equal to the difference between the net proceeds of the disposition and the Shareholder’s adjusted tax basis is realized.

When employing tax-managed strategies, the performance of the Fund may deviate from that of non-tax-managed funds and may not provide as high a return before consideration of federal income tax consequences as non-tax-managed funds. The Fund’s tax-sensitive investment strategy involves active management with the intent of minimizing the amount of realized gains from the sale of securities; however, market conditions may limit the Fund’s ability to execute such strategy. The Fund’s ability to utilize various tax-management techniques may be curtailed or eliminated in the future by tax legislation or regulation or otherwise may be affected by IRS interpretations of the Code. Although, when employing tax-managed strategies, the Fund expects that a smaller portion of its total return will consist of taxable distributions to Shareholders as compared to non-tax-managed funds, there can be no assurance about the size of taxable distributions to Shareholders.

Distributions of ordinary income to shareholders may be reduced by investing in lower-yielding securities and/or stocks that pay dividends that would qualify for favorable federal tax treatment provided certain holding periods and other conditions are satisfied by the Fund. The Fund may invest in stocks and other securities that generate income taxable at ordinary income rates.

ADDITIONAL RISKS OF THE FUND

Bonds and other fixed-income securities

The Fund may invest in bonds and other fixed-income securities, and may take short positions in these securities. The Adviser will invest in these securities when it believes such securities offer opportunities for capital appreciation (or capital depreciation in the case of short positions) and also may invest in these securities for temporary defensive purposes and to maintain liquidity. Fixed-income securities include, among other securities: bonds, notes and debentures issued by corporations; debt securities issued or guaranteed by governments; municipal securities; and mortgage-backed and asset-backed securities. Certain securities in which the Fund may invest, such as those with interest rates that fluctuate directly or indirectly based on multiples of a stated index, are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to significant reductions of yield and possible loss of principal. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed-income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility resulting from, among other things, interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (i.e., market risk).

Dislocations in the fixed-income sector and weaknesses in the broader financial market could adversely affect the Fund. As a result of such dislocations, the Fund may face increased borrowing costs, reduced liquidity and reductions in the value of its investments. One or more of the counterparties providing financing for the Fund’s portfolio could be affected by financial market weaknesses, and may be unwilling or unable to provide financing. As a result, the Fund may be unable to fully finance its investments and operations. This risk would be exacerbated if a substantial portion of the Fund’s financing is provided by a relatively small number of counterparties. If one or more major market participants fail or withdraw from the market, it could negatively affect the marketability of all fixed-income securities and this could reduce the value of the securities in the Fund’s portfolio, thereby reducing the Fund’s net asset value. Furthermore, if one or more counterparties are unwilling or unable to provide ongoing financing, the Fund could be forced to sell its investments at a time when prices are depressed.

Commercial paper

Commercial paper represents short-term unsecured promissory notes issued in bearer form by corporations such as banks or bank holding companies and finance companies. The Fund may invest in commercial paper of any credit quality consistent with the Fund’s investment objectives and policies, including unrated commercial paper. The rate of return on commercial paper may be linked or indexed to the level of exchange rates between the U.S. dollar and a foreign currency or currencies.

Difficulty meeting RIC distribution requirement

For U.S. federal income tax purposes, the Fund may be required to recognize taxable income in circumstances in which the Fund does not receive a corresponding payment in cash. For example, if the Fund holds debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with payment-in-kind (“PIK”) interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), the Fund must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Fund in the same taxable year. The Fund may also have to include in income other amounts that the Fund has not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. Furthermore, the Fund may invest in non-U.S. corporations (or other non-U.S. entities treated as corporations for U.S. federal income tax purposes) that could be treated under the Code and U.S. Treasury Regulations promulgated thereunder (the “Treasury Regulations”) as “passive foreign investment companies” and/or “controlled foreign corporations.” The rules relating to investment in these types of non-U.S. entities are designed to ensure that U.S. taxpayers are either, in effect, taxed currently (or on an accelerated basis with respect to corporate level events) or taxed at increased tax rates at distribution or disposition. In certain circumstances this could require the Fund to recognize income where the Fund does not receive a corresponding payment in cash.

The Fund anticipates that a portion of its income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, the Fund may elect to amortize market discounts and include such amounts in its taxable income in the current year, instead of upon disposition, as an election not to do so would limit the Fund’s ability to deduct interest expenses for tax purposes.

Because any original issue discount or other amounts accrued will be included in the Fund’s investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to Shareholders in order to satisfy the annual distribution requirement, even though the Fund will not have received any corresponding cash amount. As a result, the Fund may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain its qualification as a RIC under the Code. The Fund may have to sell some of its investments at times and/or at prices the Fund would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Fund is not able to obtain cash from other sources, the Fund may fail to qualify for or maintain RIC tax treatment and thus become subject to corporate-level income tax. For additional discussion regarding the tax implications of a RIC, see “Certain U.S. federal income tax considerations.”

Emerging markets risk

The Fund may invest in markets worldwide, including emerging markets. Investment in emerging market securities involves a greater degree of risk than an investment in securities of issuers based in developed countries. Among other things, emerging market securities investments may be subject to the following risks: less publicly available information; more volatile markets; less liquidity or available credit; political or economic instability; less strict securities market regulation; less favorable tax or legal provisions; price controls and other restrictive governmental actions; a greater likelihood of severe inflation; unstable currency; and war and expropriation of personal property.

Emerging markets generally are not as efficient as those in developed countries. Emerging markets tend to develop unevenly and may never fully develop. In some cases, a market for the security may not exist locally and transactions will need to be made on a neighboring exchange. Volume and liquidity levels in emerging markets are lower than in developed countries. When seeking to sell emerging market securities, little or no market may exist for the securities. In addition, issuers based in emerging markets are not generally subject to uniform accounting and financial reporting standards, practices and requirements comparable to those applicable to issuers based in developed countries, thereby potentially increasing the risk of fraud or other deceptive practices. Official data published by governments or securities exchanges in emerging markets may be incomplete, unreliable or subject to manipulation, which may not accurately reflect the actual circumstances being reported. The issuers of some non-U.S. securities, such as banks and other financial institutions, may be subject to less stringent regulations than would be the case for issuers in developed countries and, therefore, potentially carry greater risk. In addition, the Fund’s investment opportunities in certain emerging markets may be restricted by legal limits on foreign investment in local securities or restrictions on the ability to convert currency or to take currencies out of certain countries. In recent years, some emerging market countries have imposed or expanded restrictions on foreign investment and currency movement, which could further limit liquidity and increase investment risk.

Micro-capitalization companies

Stock prices of micro-capitalization companies are significantly more volatile than those of larger companies and therefore the Fund’s share price may increase or decrease by a much greater percentage than those of funds that invest solely in stocks issued by larger capitalization companies. Stock prices of micro-capitalization companies are also more vulnerable than those of larger companies to adverse business and economic developments and the stocks of micro-capitalization companies may be thinly traded, making it difficult for the Fund to buy and sell them. In addition, micro-capitalization companies are typically less financially stable than larger, more established companies and may depend on a small number of key personnel, making them highly vulnerable to loss of personnel. These companies also generally have less diverse product lines than larger capitalization companies and are more susceptible to adverse developments related to their products.

PIPEs

The Fund may invest in private investment in public equities (“PIPEs”) and other unregistered or otherwise restricted securities. The Fund expects most such private securities to be liquid within six to nine months of funding, but may also invest in other private securities with significantly longer or shorter restricted periods. PIPEs involve the direct placement of equity securities to a purchaser such as the Fund. Equity issued in this manner is often unregistered and therefore less liquid than equity issued through a public offering. Such private equity offerings provide issuers greater flexibility in structure and timing as compared to public offerings.

Restricted and illiquid investments

Although the Fund will invest primarily in publicly-traded securities, the Fund may from time to time invest in securities and other financial instruments or obligations for which little or no market exists, restricted securities and other investments that are illiquid. Restricted securities are securities that may not be sold to the public without an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration under the Securities Act.

Where registration is required to sell a security, the Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Fund may be permitted to sell a security under an effective registration statement. If during such a period adverse market conditions were to develop, the Fund might obtain a less favorable price than the prevailing price when it decided to sell. The Fund may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased such securities. The Fund’s portfolio may include a number of investments for which no market exists and which have substantial restrictions on transferability.

Yield and ratings risk

The yields on debt obligations are dependent on a variety of factors, including general market conditions, conditions in the particular market for the obligation, the financial condition of the issuer, the size of the offering, the maturity of the obligation and the ratings of the issue. The ratings of Moody’s, S&P and Fitch, which are described in Appendix A to the SAI, represent their respective opinions as to the quality of the obligations they undertake to rate. Ratings, however, are general and are not absolute standards of quality. Consequently, obligations with the same rating, maturity and interest rate may have different market prices. Subsequent to its purchase by the Fund, a rated security may cease to be rated. The Adviser will consider such an event in determining whether the Fund should continue to hold the security.

LIMITS OF RISK DISCLOSURE

The above discussions and the discussions in the SAI relating to various risks associated with the Fund, Fund investments, and Shares are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund. Prospective investors should read this entire Prospectus, the SAI, and the Declaration of Trust Agreement and should consult with their own advisers before deciding whether to invest in the Fund. In addition, as the Fund’s investment program or market conditions change or develop over time, an investment in the Fund may be subject to risk factors not currently contemplated or described in this Prospectus.

In view of the risks noted above, the Fund should be considered a speculative investment and prospective investors should invest in the Fund only if they can sustain a complete loss of their investment.

No guarantee or representation is made that the investment program of the Fund will be successful or that the various Fund investments selected will produce positive returns or that the Fund will achieve its investment objective.

MANAGEMENT OF THE FUND

The Board of Trustees

The Board has overall responsibility for the oversight of the management and supervision of the business operations of the Fund on behalf of the Shareholders. A majority of Trustees of the Board are persons who are not “interested persons,” as defined in Section 2(a)(19) of the Investment Company Act (the “Independent Trustees”). To the extent permitted by the Investment Company Act and other applicable law, the Board may delegate any of its rights, powers and authority to, among others, the officers of the Fund, any committee of the Board, service providers or the Adviser. See “BOARD OF TRUSTEES AND OFFICERS” in the Fund’s SAI for the identities of the Trustees and executive officers of the Fund, brief biographical information regarding each of them, and other information regarding the election and membership of the Board.

The Adviser

Pursuant to the Investment Management Agreement, Select Equity Group, L.P., an investment adviser registered under the Advisers Act, serves as the Fund’s Adviser.

The Adviser, founded in 1990, focuses on rigorous, independent research and disciplined, long-term investing. The Adviser was founded in connection with the merger of Select Equity Group, Inc. and its affiliate, Select Offshore Advisors, LLC, into a single investment advisory entity. The Adviser, which manages more than $28.2 billion, as of June 30, 2026, in various long/short and long-only equity strategies that invest in companies across geographies and market capitalizations, provides investment advisory services to high-net-worth individuals, multi-family offices, endowments, foundations, private banks, insurance companies and public and corporate pensions. The Adviser also manages certain U.S. and non-U.S. private pooled investment vehicles, certain of which have investment objectives similar to the investment objective of the Fund and provides sub-advisory services to a registered investment company and certain UCITS. The Adviser has had dedicated coverage of non-U.S. equities since 2005 and has managed international equities strategies since 2011, including acting as sub-adviser to two registered investment companies employing international equities strategies. The Adviser is majority owned and controlled by George S. Loening. Its principal office is located at 380 Lafayette Street, New York, New York 10003.

The Adviser and its affiliates serve as investment advisers to other funds that have investment programs that are similar to the investment program of the Fund and the Adviser and/or its affiliates may in the future serve as an investment adviser or otherwise manage or direct the investment activities of other registered and/or private investment companies and/or private funds with investment programs similar to the investment program of the Fund. See “Conflicts of interest.”

Adviser management team

George S. Loening has primary responsibility for managing the Fund’s portfolio of investments, and is supported by associate portfolio manager, Michael O’Reilly. Each of Messrs. Loening and O’Reilly has served as a portfolio manager of the Fund since its inception.

George S. Loening is the Chairman and Chief Executive Officer of the Adviser and served in the same position at SEG and SOA, which he founded in 1990 and 2001, respectively. Mr. Loening has a B.A. from Columbia University.

Michael O’Reilly is an Associate Portfolio Manager for the Adviser. Mr. O’Reilly joined the Adviser in January 2008. Prior to joining the Adviser’s Research team, Mr. O’Reilly served as a Strategist and Business Analyst for the Adviser’s Trading team. Prior to joining the Adviser, he was Director at TraderForum, a membership group for buyside equity traders owned by Institutional Investor, from 2001 to 2007. Prior to working at TraderForum, he was a journalist for several trading publications. Mr. O’Reilly received a B.A. from Fordham University.

The SAI provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ investments in the Fund, if any.

Investment Management Agreement

The Board, including a majority of the Independent Trustees of the Fund, approved the Investment Management Agreement at a meeting held on January 8, 2025. The Investment Management Agreement became effective on March 13, 2025 and will continue in effect for an initial two-year term. Thereafter, the Investment Management Agreement will continue in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund, or a majority of the Board, and (ii) the vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval. See “Voting.” The Investment Management Agreement will terminate automatically if assigned (as defined in the Investment Company Act) and is terminable at any time without penalty by vote of a majority of members of the Fund’s Board or by vote of a majority of the outstanding voting securities of the Fund on sixty (60) days’ written notice to the Adviser, or by the Adviser at any time without the payment of any penalty, on sixty (60) days’ written notice to the Fund. A discussion regarding the basis for the Board’s most recent approval of the Investment Management Agreement is available in the Fund’s semiannual report to shareholders for the fiscal period ended April 30, 2025.

The Investment Management Agreement provides that, in the absence of willful misfeasance or gross negligence of its obligations to the Fund as determined by a court or governmental body of competent jurisdiction in a final judgement, neither the Adviser, any partner, principal, director, officer or employee of the Adviser, nor any of their respective affiliates, executors, heirs, assigns, successors or other legal representatives, will not be liable for any error of judgment, mistake of law or for any act or omission by the person in connection with the performance of services to the Fund. The Investment Management Agreement also provides for indemnification, to the fullest extent permitted by law, by the Fund, of the Adviser, or any partner, principal, director, officer or employee of the Adviser, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which the person may be liable that arises in connection with the performance of services to the Fund, so long as the liability or expense is not incurred by reason of the person’s willful misfeasance or gross negligence of its obligations to the Fund as determined by a court or governmental body of competent jurisdiction in a final judgement.

INVESTMENT MANAGEMENT FEE

The Fund pays the Adviser an investment management fee (the “Investment Management Fee”) in consideration of the advisory and other services provided by the Adviser to the Fund. Pursuant to the Investment Management Agreement, the Fund pays the Adviser an Investment Management Fee at the annual rate of 1.00%, accrued daily and payable monthly in arrears based upon the Fund’s average daily net assets. The Investment Management Fee is paid to the Adviser before giving effect to any repurchase of Shares in the Fund effective as of that date and will decrease the net profits or increase the net losses of the Fund that are credited to its Shareholders. For the purposes of determining the Investment Management Fee payable to the Adviser for any month, net assets will be calculated prior to any reduction for any fees and expenses of the Fund for that month, including, without limitation, the Investment Management Fee payable to the Adviser for that month. The Investment Management Fee will be computed as of the last day of each month and will be due and payable in arrears within fifteen business days after the end of the month. The Adviser had previously contractually agreed to waive 0.25% of the Investment Management Fee through July 1, 2026. The waiver of the Investment Management Fee under the Management Fee Waiver Agreement is not subject to recoupment by the Adviser.

A portion of the Investment Management Fee may be paid to brokers or dealers that assist in the distribution of Shares, including brokers or dealers that may be affiliated with the Adviser.

INCENTIVE FEE

Promptly after the end of each fiscal year of the Fund, the Fund pays to the Adviser an incentive fee (the “Incentive Fee”) in an amount equal to 20.00% of the amount by which the Fund’s net profits attributable to each class of Shares for all Performance Periods (as defined below) ending within or coterminous with the close of such fiscal year exceed the balance of the loss carryforward account (as described below) maintained in respect of such class, without duplication for any Incentive Fee paid by the Fund in respect of such class during such fiscal year. The Fund also pays the Adviser the Incentive Fee in the event that a Performance Period ends in connection with the repurchase of Shares by the Fund or a dividend or other distribution payable by the Fund, in each case on the date as of which the Fund’s net asset value attributable to any class is calculated for such purpose; provided that only that portion of the Incentive Fee that is attributable to (i) the Shares being repurchased (not taking into account any proceeds from any contemporaneous issuance of Shares, by reinvestment of dividends and other distributions or otherwise), or (ii) the dividend or other distribution being paid by the Fund and not being reinvested in Shares of the Fund, will be paid to the Adviser for such Performance Period. The Incentive Fee, if any, is calculated and accrued on each date that the Fund calculates its net asset value.

For purposes of calculating the Incentive Fee, net profits means the amount by which: (a) the net assets of the Fund attributable to a class as of the end of a Performance Period, increased by the dollar amount of Shares of such class repurchased by the Fund during the Performance Period (excluding Shares of such class to be repurchased as of the last day of the Performance Period after the determination of the Incentive Fee) and by the amount of dividends and other distributions paid in respect of Shares of such class during the Performance Period and not reinvested in additional Shares of such class (excluding any dividends and other distributions to be paid as of the last day of the Performance Period), exceeds (b) the net assets of the Fund attributable to such class as of the beginning of the Performance Period, increased by the dollar amount of Shares of such class issued during the Performance Period (excluding any Shares of such class issued in connection with the reinvestment of dividends and other distributions paid by the Fund in respect of such class).

“Performance Period” means each 12-month period ending as of the Fund’s fiscal year-end (or such other period ending as of the Fund’s fiscal year-end in the event the Fund’s fiscal year is changed), provided that the period of time from the prior Performance Period-end through the valuation date of (i) a repurchase offer and (ii) a dividend or other distribution also constitutes a Performance Period.

The Incentive Fee is payable for a Performance Period only if and to the extent that the Fund’s loss carryforward account has a balance of zero. The loss carryforward account is a memorandum account with respect to each class that will have an initial balance of zero upon commencement of the class’s operations and, thereafter, will be credited as of the end of each Performance Period with the amount of any net loss of the Fund attributable to such class for that Performance Period, and will be debited with the amount of any net profits of the Fund attributable to such class for that Performance Period, as applicable. This is known as a “high water mark.”

In the event of the termination of the Investment Management Agreement, the Fund will pay an Incentive Fee to the Adviser calculated in a manner as if such termination date were the end of the Fund’s fiscal year.

The Incentive Fee structure presents risks that are not present in funds without incentive fees.

DISTRIBUTOR

Quasar Distributors, LLC, a wholly owned subsidiary of Foreside Financial Group, LLC (dba ACA Global) (the “Distributor”) serves as the principal underwriter and distributor of the Fund’s Shares pursuant to a distribution agreement (the “Distribution Agreement”) with the Fund. The Distributor, located at Three Canal Plaza, Suite 100, Portland, Maine, 04101, is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (“FINRA”).

The Distributor acts as the distributor of Shares for the Fund on a best efforts basis, subject to various conditions, pursuant to the terms of the Distribution Agreement. The Distributor is not obligated to sell any specific amount of Shares of the Fund. The Fund and the Distributor have the sole right to accept orders to purchase Shares and reserve the right to reject any order in whole or in part.

The Distributor may enter into agreements with selected broker-dealers, banks or other financial intermediaries for distribution of shares of the Fund. The Adviser and/or its affiliates may make payments to selected affiliated or unaffiliated third parties (including the parties who have entered into sub-distribution agreements with the Distributor) from time to time in connection with the sale of Shares and/or the services provided to Shareholders. These payments will be made out of the Adviser’s and/or its affiliates’ own assets and will not represent an additional charge to the Fund. The amount of such payments may be significant in amount and the prospect of receiving any such payments may provide such third parties or their employees with an incentive to favor sales of Shares over other investment options.

The Fund, the Distributor and the transfer agent may enter into arrangements with one or more financial intermediaries to provide non-distribution related sub-transfer agency, sub-administration, sub-accounting, and other services associated with Shareholders whose Shares are held of record in omnibus accounts, including platforms that facilitate trading and recordkeeping by financial intermediaries. In return for these services, the Fund may pay sub-transfer agency fees to such financial intermediaries in an amount not to exceed 0.15% of the average daily net assets. If paid by the Fund, these expenses will be included in “Other Expenses” under “Summary of Fund Expenses” in this prospectus and will not be used for distribution purposes. Such amounts will be in addition to, rather than in lieu of, Distribution and Servicing Fees payable under the Fund’s Distribution and Service Plan as described herein.

Investors who purchase shares through financial intermediaries will be subject to the procedures of those intermediaries through which they purchase shares, which may include charges, investment minimums, cutoff times and other restrictions in addition to, or different from, those listed herein. Information concerning any charges or services will be provided to customers by the financial intermediary through which they purchase shares. Investors purchasing shares of the Fund through financial intermediaries should acquaint themselves with their financial intermediary’s procedures and should read this Prospectus in conjunction with any materials and information provided by their financial intermediary. Under the Distribution and Service Plan, the Fund may pay as compensation up to 0.75% and 0.25% on an annualized basis of the Fund’s net asset value attributable to Class A Shares and Class B Shares, respectively, to the Fund’s Distributor or other qualified recipients for distribution and/or shareholder services.

The Fund has agreed to indemnify the Distributor and certain of the Distributor’s affiliates against certain liabilities, including certain liabilities arising under the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Investment Company Act. To the extent consistent with applicable law, the Distributor has agreed to indemnify the Fund and each Trustee against certain liabilities under the Securities Act, the Exchange Act and the Investment Company Act and in connection with the services rendered to the Fund.

SALES LOAD

Class A Shares are offered subject to a Sales Load of up to 2.00% of the subscription amount.

The Sales Load for Class A Shares will be deducted out of the investor’s subscription amount and will not constitute part of an investor’s capital contribution to the Fund or part of the assets of the Fund. No Sales Load may be charged without the consent of the Distributor. The Distributor may elect to reduce, otherwise modify or waive the Sales Load with respect to any Shareholder on behalf of: (i) purchasers for whom the Distributor, the Adviser, or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity; (ii) employees and retired employees (including spouses, children, and parents of employees and retired employees) of the Distributor, the Adviser, and any affiliates of the Distributor or the Adviser; (iii) Trustees and retired Trustees of the Fund (including spouses, children, and parents of Trustees and retired Trustees); (iv) purchasers who use proceeds from an account for which the Distributor, the Adviser, or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity, to purchase Shares; (v) clients of brokers, dealers, investment advisers, financial planners or other financial services firms with which the Fund has a special arrangement; (vi) participants in an investment advisory or agency commission program under which such participant pays a fee to an investment adviser or other firm for portfolio management or brokerage services; (vii) orders placed on behalf of other investment companies that the Distributor or an affiliated company distributes; and (viii) orders placed on behalf of purchasers who have previously invested in the Fund or other funds advised or distributed (as applicable) by the Adviser, the Distributor, and any affiliates of the Adviser or the Distributor in amounts that, if combined with the new order for Shares of the Fund, may qualify the purchaser for a lesser Sales Load (or a complete waiver of the Sales Load). To receive a Sales Load waiver in conjunction with any of the above categories, an investor must, prior to the time of purchase, inform the Fund about the investor’s eligibility for the waiver of the Sales Load and give the Fund sufficient information to permit the Distributor to confirm that the investor qualifies for such a waiver. Notwithstanding any waiver, investors remain subject to eligibility requirements set forth in this Prospectus.

DISTRIBUTION AND SERVICE PLAN

The Fund has adopted a Distribution and Service Plan for Class A Shares and Class B Shares, which allows the Fund to pay Distribution and Servicing Fees for the sale, distribution and servicing of its Class A Shares and Class B Shares. The Distribution and Service Plan operates in a manner consistent with Rule 12b-1 under the Investment Company Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of exemptive relief which it has been granted under the Investment Company Act, which permits it to have, among other things, a multi-class structure and distribution and/or shareholder servicing fees. Under the Distribution and Service Plan, the Fund is permitted to pay the Fund’s Distributor or other qualified recipients: (i) for Class A Shares, a distribution and servicing fee of up to 0.75% on an annualized basis of the Fund’s net asset value attributable to Class A Shares and (ii) for Class B Shares, a distribution and servicing fee of up to 0.25% on an annualized basis of the Fund’s net asset value attributable to Class B Shares. The Fund or the Distributor may pay all or a portion of these fees to any registered securities dealer, financial institution or any other person who renders assistance in distributing or promoting the sale of the respective Class of Shares or who provides certain shareholder services, pursuant to a written agreement.  The Distribution and Servicing Fee is paid out of the Fund’s assets attributable to the applicable Class and decreases the net profits or increases the net losses of such Class. The Fund also may pay for sub-transfer agency, sub-accounting and certain other administrative services outside of its Distribution and Service Plan. Class I Shares do not incur a Distribution and/or Service Fee.

The Adviser may pay additional compensation out of its own resources (i.e., not Fund assets) to certain other intermediaries and qualified recipients, including the Distributor, for sales and wholesaling support, and also for other services including due diligence support, account maintenance, provision of information, and support services. The amount of such payments may differ for different intermediaries and qualified recipients. Payments made by the Adviser may be one-time payments or may be ongoing payments. As a result of the various payments that financial intermediaries may receive from the Adviser, the amount of compensation that a financial intermediary may receive in connection with the sale of Shares may be greater than the compensation it may receive for the distribution of other investment products. This difference in compensation may create an incentive for a financial intermediary to recommend the Fund over another investment product.

ADMINISTRATOR AND TRANSFER AGENT

U.S. Bancorp Fund Services (the “Administrator” or “Fund Services”), which has its principal office at 615 East Michigan Street, Milwaukee, Wisconsin 53202, acts as administrator, fund accountant and transfer agent/dividend dispersing agent to the Fund pursuant to respective agreements. Fund Services provides certain administrative services to the Fund, including, among other responsibilities, acting as a liaison among Fund service providers; coordinating the Board of Trustees communications; preparation of materials for the Fund’s annual audit and otherwise assisting with the annual audit; paying Fund expenses upon the authorization of the Fund; assisting with certain regulatory compliance, private offering and Blue Sky compliance and IRS compliance matters; assisting with SEC registration and reporting matters; assisting with certain financial reporting and tax reporting matters; assisting with Fund redemptions and redemption notifications; arranging for the computation of performance data, including net asset value and yield; responding to Shareholder inquiries; and arranging for the maintenance of books and records of the Fund, and providing, at its own expense, office facilities, equipment and personnel necessary to carry out its duties. In this capacity, Fund Services does not have any responsibility or authority for the management of the Fund, the determination of investment policy, or for any matter pertaining to the distribution of Fund Shares.

Pursuant to the Fund’s agreements with Fund Services, Fund Services receives fees from the Fund for services performed as administrator, fund accountant, transfer agent and custodian. Fund Services receives a fee based on the average daily net assets of the Fund, subject to an annual minimum amount. The Fund also compensates Fund Services for certain out-of-pocket expenses.

CUSTODIAN

U.S. Bank National Association (the “Custodian”) serves as the primary custodian of the assets of the Fund and maintains custody of such assets with U.S. and non-U.S. sub-custodians (which may be banks and trust companies), securities depositories and clearing agencies in accordance with the requirements of Section 17(f) of the Investment Company Act and the rules thereunder. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of the Custodian or U.S. or non-U.S. sub-custodians in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 1555 North Rivercenter Drive, Suite 302, Milwaukee, Wisconsin 53212.

Fund expenses

The Fund pays all of its expenses and/or reimburses the Adviser or its affiliates to the extent they have previously paid such expenses on behalf of the Fund. The expenses of the Fund include, but are not limited to, any fees and expenses in connection with the organization and offering of Shares; all fees and expenses reasonably incurred in connection with the operation of the Fund such as direct and indirect expenses related to the assessment of prospective investments (whether or not such investments are consummated), investment structuring, corporate actions, travel associated with due diligence and monitoring activities and enforcing the Fund’s rights in respect of the Fund investments; quotation or valuation expenses; the Investment Management Fee, the Distribution and Servicing Fee, the Incentive Fee and the Administration Fee; brokerage commissions; interest and fees on any borrowings by the Fund; professional fees (including, without limitation, expenses of consultants, experts and specialists); research expenses; fees and expenses of outside tax or legal counsel (including fees and expenses associated with the review of documentation for prospective investments by the Fund), including foreign counsel; accounting, auditing and tax preparation expenses; fees and expenses in connection with repurchase offers and any repurchases or redemptions of Shares; taxes and governmental fees (including tax preparation fees); fees and expenses of any custodian, sub-custodian, transfer agent, and registrar, and any other agent of the Fund; all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions with any custodian or other agent engaged by the Fund, as applicable; bank service fees; costs and expenses relating to any amendment of the Declaration of Trust or other organizational documents of the Fund; expenses of preparing, amending, printing, and distributing the prospectus, SAI, and any other sales material (and any supplements or amendments thereto), reports, notices, websites, other communications to Shareholders, and proxy materials; expenses of preparing, printing, and filing reports and other documents with government agencies; expenses of Shareholders’ meetings, including the solicitation of proxies in connection therewith; expenses of corporate data processing and related services; Shareholder recordkeeping and account services, fees, and disbursements; expenses relating to investor and public relations; fees and expenses of the members of the Board who are not employees of the Adviser or its affiliates; insurance premiums; Extraordinary Expenses (as defined below); all costs and expenses incurred as a result of dissolution, winding-up and termination of the Fund; expenses of a reorganization, restructuring or merger, as applicable; and the expenses of engaging a new administrator, custodian, transfer agent or escrow agent. The Fund may need to sell portfolio securities to pay fees and expenses, which could cause the Fund to realize taxable gains.

“Extraordinary Expenses” means all expenses incurred by the Fund, as applicable, outside of the ordinary course of its business, including, for example, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or dispute and the amount of any judgment or settlement paid in connection therewith, or the enforcement of the Fund’s rights against any person or entity; and costs and expenses for indemnification or contribution payable by the Fund to any person or entity.

The Adviser bears all of its own routine overhead expenses, including rent, utilities, salaries, office equipment and communications expenses. In addition, the Adviser is responsible for the payment of the compensation and expenses of those members of the Board and officers of the Fund affiliated with the Adviser, and making available, without expense to the Fund, the services of such individuals, subject to their individual consent to serve and to any limitations imposed by law.

The Adviser and its affiliates may be entitled to receive topping, break-up, monitoring, directors’ organizational, set-up, advisory, investment banking, syndication and other similar fees in connection with the purchase, monitoring or disposition of Fund investments or from unconsummated transactions. Any such fees earned in respect of the Fund investments shall be for the benefit of the Fund.

The Fund’s fees and expenses decrease the net profits or increase the net losses of the Fund that are credited to or debited against each Shareholder’s account.

Expense Limitation and Reimbursement Agreement

The Adviser has contractually entered into an Expense Limitation and Reimbursement Agreement with the Fund to limit through April 1, 2028 the amount of “Specified Expenses” borne by the Fund in respect of Class I Shares, Class A Shares and Class B Shares during the Limitation Period to an amount not to exceed 0.65% per annum of the Fund’s net assets attributable to such Class. “Specified Expenses” is defined to include all expenses incurred in the business of the Fund, provided that the following expenses are excluded from the definition of Specified Expenses: (i) the Investment Management Fee; (ii) the Incentive Fee; (iii) Distribution and Servicing Fees in respect of any class of Shares; (iv) brokerage costs; (v) certain transaction-related expenses, including those incurred in connection with effecting short sales; (vi) interest payments; (vii) fees and expenses incurred in connection with a credit facility, if any, obtained by the Fund; (viii) taxes; and (ix) extraordinary expenses. The Adviser may extend the Limitation Period for the Fund on an annual basis. To the extent that Specified Expenses in respect of any class of Shares for any month exceed the Expense Cap applicable to a class of Shares, the Adviser will reimburse the Fund for expenses to the extent necessary to eliminate such excess. To the extent that the Adviser bears Specified Expenses in respect of a class of Shares, the Adviser may receive reimbursement for any expense amounts that were previously waived by the Adviser, for a period not to exceed three years from the date on which such expenses were waived by the Adviser, even if such reimbursement occurs after the termination of the Limitation Period, provided that the Fund may only make a repayment to the Adviser if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed the lesser of: (1) the Expense Cap in place at the time such amounts were waived by the Adviser; or (2) the Fund’s current Expense Cap.

Voting

Each Shareholder will have the right to cast a number of votes, based on the value of such Shareholder’s Shares, at any meeting of Shareholders called by the (i) Board or (ii) Shareholders holding at least a majority of the total number of votes eligible to be cast by all Shareholders. Except for the exercise of such voting privileges, Shareholders will not be entitled to participate in the management or control of the Fund’s business, and may not act for or bind the Fund.

CONFLICTS OF INTEREST

The Fund may be subject to a number of actual and potential conflicts of interest, including, but not limited to, those set forth in further detail below.

Affiliates

The Adviser and its affiliates engage in financial advisory activities that are independent from, and may from time to time conflict with, those of the Fund. In the future, there might arise instances where the interests of such affiliates conflict with the interests of the Fund. The Adviser and its affiliates may provide services to, invest in, advise, sponsor and/or act as investment manager to investment vehicles and other persons or entities (including prospective investors in the Fund) which may have structures, investment objectives and/or policies that are similar to (or different than) those of the Fund; which may compete with the Fund for investment opportunities; and which may, subject to applicable law, co-invest with the Fund in certain transactions.

Although the Adviser and its affiliates seek to allocate investment opportunities among the Fund and their other clients in a fair and reasonable manner, there can be no assurance that an investment opportunity which comes to the attention of the Adviser or its affiliates will be appropriate for the Fund or will be referred to the Fund. The Adviser and its affiliates are not obligated to refer any investment opportunity to the Fund.

The directors, partners, trustees, managers, members, officers and employees of the Adviser and their affiliates may buy and sell securities or other investments for their own accounts (including through funds managed by the Adviser or its affiliates). As a result of differing trading and investment strategies or constraints, investments may be made by directors, partners, trustees, managers, members, officers and employees that are the same, different from or made at different times than investments made for the Fund. To reduce the possibility that the Fund will be materially adversely affected by the personal trading described above, each of the Fund and the Adviser have adopted codes of ethics (collectively, the “Codes of Ethics”) in compliance with Section 17(j) of the Investment Company Act that restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the portfolio transactions of the Fund. The Codes of Ethics are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov, and copies may be obtained, after paying a duplicating fee, by email at publicinfo@sec.gov.

Expenses incurred with respect to the Fund investments are generally allocated among the Fund and the Adviser’s and its affiliates’ other clients participating in such investments. With respect to each Fund investment in which any co-investor of the Adviser or its affiliates co-invests with one or more funds (including the Fund) or separate accounts managed by the Adviser or its affiliates, investment expenses or indemnification obligations related to such investments are generally borne by such funds (including the Fund) or separate accounts and such co-investor(s) in proportion to the capital committed by each to such investment.

Broken deal expenses are generally allocated entirely to funds (including the Fund) or separate accounts discretionarily managed by the Adviser or its affiliates that would be allocated the relevant potential, but ultimately unconsummated, investment and not to any co-investor of the Adviser or its affiliates allocated to such proposed investment. Discretionarily managed funds (including the Fund) or separate accounts managed by the Adviser or its affiliates typically have priority allocation rights to investments whilst co-investors have no such rights but typically participate to enable a transaction considered beneficial for the discretionarily managed funds (including the Fund) or separate accounts managed by the Adviser or its affiliates participating therein as such funds’ and separate accounts’ collective appetite alone is typically insufficient to consummate such transactions. Accordingly, amongst such discretionarily managed funds (including the Fund) or separate accounts managed by the Adviser or its affiliates, each shall bear the entire amount of broken deal expenses incurred, in proportion to the capital they would have committed to the contemplated unconsummated investment, save for certain initial stage broken deal expenses which may be allocated to funds (including the Fund) and separate accounts managed by the Adviser or its affiliates (and not to co-investors of the Adviser and its affiliates) based on such funds’ and accounts’ investment objectives rather than a planned allocation to an investment.

Notwithstanding the above, the Adviser or its affiliates may enter into separate arrangements with clients and co-investors in connection with the payment of investment related expenses (including broken deal expenses); such arrangements shall not disadvantage any discretionarily managed funds or separate accounts managed by the Adviser or its affiliates.

Allocation of the Adviser’s and its affiliates’ time

The Fund substantially relies on the Adviser to manage the day-to-day activities of the Fund and to implement the Fund’s investment strategy. The Adviser and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities which are unrelated to the Fund. For example, the Adviser and its affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with the Fund and/or may involve substantial time and resources of the Adviser. These activities could be viewed as creating a conflict of interest in that the time and effort of the Adviser, its affiliates and each of their officers and employees will not be devoted exclusively to the Fund’s business but will be allocated between the Fund and the management of the assets of other advisees of the Adviser and its affiliates. The Adviser and its employees will devote only as much of their time to the Fund’s business as the Adviser and its employees, in their judgment, determine is reasonably required, which may be substantially less than their full time. Therefore, the Adviser, its employees and certain affiliates may experience conflicts of interest in allocating management time, services and functions among the Fund and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other affiliated entities than to the Fund.

Nevertheless, the Fund believes that the members of the Adviser’s senior management and the other key professionals have sufficient time to fully discharge their responsibilities to the Fund and to the other businesses in which they are involved. The Fund believes that its affiliates and executive officers will devote the time required to manage the business and expect that the amount of time a particular executive officer or affiliate devotes to the Fund will vary during the course of the year and depend on the Fund’s business activities at the given time.

Compensation arrangements

The Adviser receives fees from the Fund in return for its services, and these fees could influence the advice provided by the Adviser. Among other matters, the compensation arrangements could affect the Adviser’s judgment with respect to offerings of equity by the Fund, which allow the Adviser to earn increased Investment Management Fees.

DISTRIBUTIONS

The Fund contemplates declaring as dividends each year all or substantially all of its taxable income. From time to time, the Fund may also pay special interim distributions in the form of cash or Shares at the discretion of the Board. Unless Shareholders elect to receive distributions in the form of cash, the Fund intends to make its ordinary distributions in the form of additional Shares under the DRIP. Any distributions reinvested under the DRIP will nevertheless remain subject to U.S. federal (and applicable state and local) taxation to Shareholders. The Fund may finance its cash distributions to Shareholders from any sources of funds available to the Fund, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets (including Fund investments), non-capital gains proceeds from the sale of assets (including Fund investments), dividends or other distributions paid to the Fund on account of preferred and common equity investments by the Fund in portfolio companies and expense reimbursements from the Adviser. The Fund has not established limits on the amount of funds the Fund may use from available sources to make distributions.

Each year a statement on IRS Form 1099-DIV (or successor form) identifying the character (e.g., as ordinary income, qualified dividend income or long-term capital gain) of the distributions will be mailed to Shareholders. The Fund’s distributions may exceed the Fund’s earnings, especially during the period before the Fund has substantially invested the proceeds from this offering. As a result, a portion of the distributions the Fund makes may represent a return of capital for U.S. federal tax purposes. A return of capital generally is a return of a Shareholder’s investment rather than a return of earnings or gains derived from the Fund’s investment activities and will be made after deduction of the fees and expenses payable in connection with the offering, including any fees payable to the Adviser. See “Certain U.S. federal income tax considerations.” There can be no assurance that the Fund will be able to pay distributions at a specific rate or at all.

The Fund intends to elect to be treated, and intends to qualify annually, as a RIC under the Code. To qualify for and maintain RIC tax treatment, the Fund must, among other things, annually distribute at least 90% of its net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. A RIC may satisfy the 90% distribution requirement by distributing dividends (other than capital gain dividends) during the taxable year (including dividends declared in October, November or December of a taxable year that, if paid in the following January, are treated as paid by a RIC and received by its shareholders in the prior taxable year). In addition, a RIC may, in certain cases, satisfy the 90% distribution requirement by distributing dividends relating to a taxable year after the close of such taxable year under the “spillover dividend” provisions of the Code. If a RIC makes a “spillover dividend” the amounts will be included in IRS Form 1099-DIV for the year the spillover distribution is paid.

The Fund can offer no assurance that it will achieve results that will permit the Fund to pay any cash distributions. If the Fund issues senior securities, the Fund will be prohibited from making distributions if doing so causes the Fund to fail to maintain the asset coverage ratios stipulated by the Investment Company Act or if distributions are limited by the terms of any of the Fund’s borrowings. See “Certain U.S. federal income tax considerations.”

The Fund has adopted the DRIP for Shareholders. As a result, if the Fund makes a distribution, then Shareholders have their distributions reinvested in additional Shares unless they specifically “opt out” of the DRIP so as to have their distributions paid in cash. See “Certain U.S. federal income tax considerations.”

DIVIDEND REINVESTMENT PLAN

The Fund has adopted the DRIP pursuant to which all Shareholders will have the full amount of their cash distributions reinvested in additional Shares unless a Shareholder elects otherwise. Any distributions of the Fund’s Shares pursuant to the DRIP are dependent on the continued registration of the Fund’s securities or the availability of an exemption from registration in the recipient’s home state. Participants in the DRIP are free to elect to participate or terminate participation in the DRIP within a reasonable time as specified below.

If you elect not to participate in the DRIP, you will receive any distributions the Fund declares in cash. For example, if the Board authorizes, and the Fund declares, a distribution, then unless you have “opted-out” of the DRIP, you will have your cash distributions reinvested in additional Shares, rather than receiving the cash distributions. Shares will be issued pursuant to the DRIP at their NAV determined on the next valuation date following the ex-dividend date (the last date of a dividend period on which an investor can purchase Shares and still be entitled to receive the dividend). Shares issued pursuant to the DRIP will have the same voting rights as the Fund’s Shares acquired by subscription to the Fund.

If you wish to participate in the DRIP and receive your distribution in additional Shares, no action will be required on your part to do so. Investors that wish to receive their distributions in cash may do so by making a written election to not participate in the DRIP on the investor’s application or by notifying the Administrator by writing via either overnight mail or USPS mail to: Attn: SEG Partners Long/Short Equity Fund, U.S. Bancorp Global Fund Services, 615 East Michigan St, Milwaukee, WI 53202. Such written notice must be received by the Administrator 60 days prior to the record date of the distribution or the Shareholder will receive such distribution in Shares through the DRIP. If Shares are held by a broker or other financial intermediary, in some circumstances a Shareholder may “opt out” of the DRIP by notifying its broker or other financial intermediary of such election. Please check with your broker or other financial intermediary for more details.

There are no selling commissions, dealer manager fees or other sales charges to you as a result of your participation in the DRIP. The Fund pays the Administrator’s fees under the DRIP. If you receive your ordinary cash distributions in the form of Shares as part of the DRIP, you generally are subject to the same U.S. federal, state and local tax consequences as you would be had you elected to receive your distributions in cash.

Your basis for determining gain or loss upon the sale of Shares received in a distribution from the Fund will be equal to the total dollar amount of the distribution payable in cash. Any Shares received in a distribution will have a holding period for tax purposes commencing on the day following the day on which the Shares are credited to your account. The Fund reserves the right to amend, suspend or terminate the DRIP. You may terminate your account under the DRIP by notifying the Administrator by writing via either overnight mail or USPS mail to: Attn: SEG Partners Long/Short Equity Fund, U.S.Bancorp Global Fund Services, 615 East Michigan St, Milwaukee, WI 53202.

All correspondence concerning the DRIP should be directed to the Administrator by writing via either overnight mail or USPS mail to: Attn: SEG Partners Long/Short Equity Fund, U.S. Bancorp Global Fund Services, 615 East Michigan St, Milwaukee, WI 53202.

Outstanding securities

The following table sets forth information about the Fund’s outstanding Shares as of [   ], 2026:

Title of Class	Amount Outstanding
Class I Shares	[ ]
Class A Shares	[ ]
Class B Shares	0

Repurchases of Shares

No right of redemption

The Fund is not a liquid investment.    No Shareholder (or other person holding Shares acquired from a Shareholder) will have the right to require the Fund to redeem or repurchase its Shares. No public market exists for Shares, and none is expected to develop. Consequently, Shareholders may not be able to liquidate their investment other than as a result of repurchases of Shares by the Fund, as described below.

Periodic repurchases

The Fund may sell portfolio investments to fund tender offers. Moreover, if the Fund’s portfolio does not provide adequate liquidity to fund tender offers, the Fund may extend the last day of any tender offer. Although tender offers generally would be beneficial to Shareholders by providing them with some ability to sell their Shares at NAV, the repurchase of Shares by the Fund will decrease the total assets of the Fund. Tender offers are, therefore, likely to increase the Fund’s expense ratio, may result in untimely sales of portfolio securities, increase the Fund’s portfolio turnover and/or may limit the Fund’s ability to execute its investment strategy. To the extent the Fund maintains a cash position to satisfy Fund repurchases, the Fund would not be fully invested, which may reduce the Fund’s investment performance. Consummating a tender offer may require the Fund to liquidate portfolio securities, and realize gains or losses, at a time when the Adviser would otherwise consider it disadvantageous to do so. The Fund’s purchase of tendered Shares pursuant to a tender offer would have tax consequences for tendering Shareholders and may have tax consequences for non-tendering Shareholders.

The Fund, from time to time, may provide liquidity to Shareholders by offering to repurchase Shares pursuant to written tenders by Shareholders. In determining whether the Fund should offer to repurchase Shares, the Board will consider the recommendations of the Adviser as to the timing of such an offer, as well as a variety of operational, business and economic factors. The Adviser anticipates that it will recommend to the Board that the Fund offer to repurchase Shares from Shareholders quarterly. The Adviser also expects that, generally, it will recommend to the Board that each repurchase offer should apply to 25% of the net assets of the Fund.

In determining whether to accept a recommendation to conduct a repurchase offer at any such time, the Board will consider the following factors, among others:

•	whether any Shareholders have requested to tender Shares to the Fund;

•	the liquidity of the Fund’s assets;

•	the investment plans and working capital and reserve requirements of the Fund;

•	the relative economies of scale of the tenders with respect to the size of the Fund;

•	the history of the Fund in repurchasing Shares;

•	the availability of information as to the value of the Fund’s investments;

•	the existing conditions of the securities markets and the economy generally, as well as political, national or international developments or current affairs;

•	any anticipated tax consequences to the Fund of any proposed repurchases of Shares; and

•	the recommendations of the Adviser.

The Fund will repurchase Shares from Shareholders pursuant to written tenders on terms and conditions that the Board determines to be fair to the Fund and to all Shareholders. When the Board determines that the Fund will repurchase Shares, notice will be provided to Shareholders describing the terms of the offer, containing information Shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate.

In any particular repurchase offer, tendering Shareholders may not have all of their tendered Shares repurchased by the Fund. In addition, the Fund may repurchase Shares of Shareholders if, among other reasons, the Board determines that such repurchase would be in the interests of the Fund.

The Fund does not impose any charges in connection with repurchases of Shares unless the Share is held for less than one year. A 2.00% early repurchase fee will be charged by the Fund with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Shareholder’s initial purchase of Shares. The early repurchase fee will be retained by the Fund and will be for the benefit of the Fund’s remaining Shareholders. An early repurchase fee payable by a Shareholder may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund.

Repurchase offers principally will be funded by cash, cash equivalents or borrowings, as well as by the sale of certain liquid securities.

Substantial requests for the Fund to repurchase Shares could require the Fund to sell certain investments earlier than the Adviser would have desired to meet the repurchase requests. Such sales may potentially result in losses to the Fund, and may increase the Fund’s investment related expenses as a result of higher portfolio turnover rates and, accordingly, may increase the Fund’s expenses as a percentage of its net assets. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income.

Mandatory redemption by the Fund

In accordance with the terms and conditions of the Declaration of Trust, the Fund may cause a mandatory redemption of all or some of the Shares of a Shareholder, or any person acquiring Shares from or through a Shareholder, at net asset value in accordance with the Declaration of Trust and Section 23 of the Investment Company Act and Rule 23c-2 thereunder.

TRANSFERS OF SHARES

No person shall become a substituted Shareholder of the Fund without the consent of the Fund, which consent may be withheld in its sole discretion. Shares held by Shareholders may be transferred only: (i) by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of the Shareholder; or (ii) under other limited circumstances, with the consent of the Board (which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances).

Notice to the Fund of any proposed transfer must include evidence satisfactory to the Board that the proposed transferee, at the time of transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability. Notice of a proposed transfer of a Share must also be accompanied by a properly completed investor application in respect of the proposed transferee. In connection with any request to transfer Shares, the Fund may require the Shareholder requesting the transfer to obtain, at the Shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request. Each transferring Shareholder and transferee may be charged reasonable expenses, including, but not limited to, attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer.

Any transferee acquiring Shares by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of the Shareholder, will be entitled to the distributions allocable to the Shares so acquired, to transfer the Shares in accordance with the terms of the Declaration of Trust and to tender the Shares for repurchase by the Fund, but will not be entitled to the other rights of a Shareholder unless and until the transferee becomes a substituted Shareholder as specified in the Declaration of Trust. If a Shareholder transfers Shares with the approval of the Board, the Fund shall as promptly as practicable take all necessary actions so that each transferee or successor to whom the Shares are transferred is admitted to the Fund as a Shareholder.

By subscribing for Shares, each Shareholder agrees to indemnify and hold harmless the Fund, the Board, the Adviser, each other Shareholder, and any affiliated person of the Fund against all losses, claims, damages, liabilities, costs, and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs, and expenses or any judgments, fines, and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from any transfer made by that Shareholder in violation of the Declaration of Trust or any misrepresentation made by that Shareholder in connection with any such transfer.

CALCULATION OF NET ASSET VALUE; VALUATION

The Fund calculates its NAV on each Business Day as of the close of regular trading on the New York Stock Exchange, currently 4:00 p.m., Eastern Time, and at such other times as the Board may determine, including in connection with repurchases of Shares, in accordance with the procedures described below or as may be determined from time to time in accordance with policies established by the Board (each, a “Determination Date”). In determining its net asset value, the Fund will value its investments as of the relevant Determination Date. The net asset value of the Fund equals, unless otherwise noted, the value of the total assets of the Fund (including the net asset value of each class of Shares), less all of its liabilities, including accrued fees and expenses, each determined as of the relevant Determination Date.

The Fund’s fair value policies and procedures and valuation practices are designed to comply with Rule 2a-5 under the Investment Company Act. The Board has approved valuation procedures for the Fund (the “Valuation Policy”) and has approved the delegation of the day-to-day valuation and pricing responsibility for the Fund to the Adviser as its “valuation designee” pursuant to Rule 2a-5 under the Investment Company Act (the “Valuation Designee”), subject to the oversight of the Board. The valuation of the Fund’s investments is performed in accordance with Financial Accounting Standards Board’s Accounting Standards Codification 820 — Fair Value Measurements and Disclosures.

The Valuation Procedures provide that the Fund will value its Fund investments at fair value.

Securities listed on a securities exchange or an automated quotation system for which market quotations are readily available, including securities traded over-the-counter, generally are valued at the last quoted sale price on the principal exchange or market on which these securities are traded on the valuation date or, if there is no such reported sale on the valuation date, at the most recent quoted bid price for these securities.

For debt and equity securities which are not publicly traded or for which market prices are not readily available (unquoted investments) the fair value is determined by employing methodologies that utilize (a) market transactions, (b) broker-dealer supplied valuations, or (c) other electronic processing techniques. In determining the fair values of these investments, the Adviser will typically apply widely recognized market and income valuation methodologies including, but not limited to, security prices, yields, maturities, call features, ratings, and significant events or other developments relating to specific securities. Options contracts are valued using the mean/mid of quoted “bid” (for long positions) and “ask” (for short positions) spread prices, as provided by independent pricing vendors at the close of business on such day.

Due to the inherent uncertainty in determining the fair value of investments for which market values are not readily available, the fair values of these investments may fluctuate from period to period. In addition, such fair value may differ materially from the values that may have been used had a ready market existed for such investments and may significantly differ from the value ultimately realized by the Fund.

Assets and liabilities initially expressed in foreign currencies will be converted into U.S. Dollars using foreign exchange rates provided by a recognized pricing service.

The Adviser and its affiliates act as investment advisers to other clients that may invest in securities for which no public market price exists. Valuation determinations by the Adviser or its affiliates for other clients may result in different values than those ascribed to the same security owned by the Fund. Consequently, the fees charged to the Fund may be different than those charged to other clients, since the method of calculating the fees takes the value of all assets, including assets carried at different valuations, into consideration.

Expenses of the Fund, including the Investment Management Fee, are accrued on a daily basis on the Determination Date and taken into account for the purpose of determining the Fund’s net asset value.

Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund’s net asset value and the Fund if the judgments of the Board or the Adviser regarding appropriate valuations should prove incorrect.

Due to the inherent uncertainty in determining the fair value of investments for which market values are not readily available the fair value of these investments may fluctuate from period to period. In addition, such fair value may differ materially from the values that may have been used had a ready market existed for such investments and may significantly differ from the value ultimately realized by the Fund.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax consequences applicable to the Fund and to an investment in Shares by a Shareholder. This summary does not discuss all of the tax consequences that may be relevant to a particular investor, including an investor who holds Shares as part of a hedging, straddle, conversion, constructive sale or other integrated transaction, or to certain investors (e.g., investors subject to the alternative minimum tax, tax-exempt organizations, dealers in securities, pension plans and trusts, financial institutions, certain foreign investors and insurance companies) subject to special treatment under U.S. federal income tax laws. In addition, this summary does not specifically address the special tax consequences that may be applicable to persons who hold interests in partnerships, grantor trusts and other pass-through entities that hold Shares. This summary assumes that investors hold Shares as capital assets (generally, property held for investment).

THIS SUMMARY IS NECESSARILY GENERAL, AND EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSAL OF SHARES, INCLUDING APPLICABLE TAX REPORTING REQUIREMENTS.

This summary is based on the Code as in effect on the date of this Prospectus, the Treasury Regulations under the Code, rulings of the IRS, and court decisions in existence on the date hereof, all of which are subject to change, possibly with retroactive effect. The Fund has not sought a ruling from the IRS or any other U.S. federal, state or local agency with respect to any of the tax issues affecting the Fund. This summary does not discuss any aspects of the U.S. federal estate or gift tax or any state or local or non-U.S. tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if the Fund invested in tax-exempt securities or certain other investment assets.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership with respect to the Shares generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships considering an acquisition of Shares should consult their tax advisers with respect to the partnership’s purchase, ownership, and disposition of Shares.

The following discussion assumes that the Fund will continuously qualify as a RIC for each taxable year.

Taxation of U.S. Shareholders

A “U.S. Shareholder” generally is a beneficial owner of Shares which is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation or other entity treated as a corporation, for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state or the District of Columbia;

•	a trust, if a court in the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all decisions of the trust, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person; or

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

Distributions by the Fund generally are taxable to U.S. Shareholders as ordinary income or capital gains. Distributions of the Fund’s “investment company taxable income” (which is, generally, the Fund’s net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. Shareholders to the extent of the Fund’s current or accumulated earnings and profits, whether paid in cash or reinvested in additional Shares. To the extent such distributions paid by the Fund to non-corporate U.S. Shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such “qualifying dividends” may be eligible for a reduced rate of U.S. federal income tax. Distributions of the Fund’s net capital gains (which is generally the Fund’s realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by the Fund as “capital gain dividends” will be taxable to a U.S. Shareholder as long-term capital gains, which are currently taxable at a maximum U.S. federal income tax rate of 20% (plus 3.8% net investment income tax for Shareholders with income in excess of certain thresholds) in the case of individuals, trusts or estates, regardless of the U.S. Shareholder’s holding period for its Shares and regardless of whether paid in cash or reinvested in additional Shares. Distributions in excess of the Fund’s earnings and profits first will reduce a U.S. Shareholder’s adjusted tax basis in such Shareholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. Shareholder.

In the event that the Fund retains any net capital gains, the Fund may designate the retained amounts as undistributed capital gains in a notice to the Fund’s Shareholders. If a designation is made, Shareholders would include in income, as long-term capital gains, their proportionate share of the undistributed amounts, but would be allowed a credit or refund, as the case may be, for their proportionate share of the corporate U.S. federal income tax paid by the Fund. In addition, the tax basis of Shares owned by a U.S. Shareholder would be increased by an amount equal to the difference between (i) the amount included in the U.S. Shareholder’s income as long-term capital gains and (ii) the U.S. Shareholder’s proportionate share of the corporate U.S. federal income tax paid by the Fund.

U.S. Shareholders will be treated as receiving distributions in the taxable year in which the distributions are made, with one exception. Any distribution declared by the Fund in October, November or December of any calendar year, payable to Shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been paid by the Fund and received by the Fund’s U.S. Shareholders on December 31 of the year in which the distribution was declared.

A U.S. Shareholder participating in the DRIP will be taxed on the amount of such distribution in the same manner as if such Shareholder had received such distribution in cash. Any stock received in a purchase under the DRIP will have a holding period for tax purposes commencing on the day following the day on which Shares are credited to a U.S. Shareholder’s account.

A U.S. Shareholder generally will recognize taxable gain or loss if the U.S. Shareholder sells or otherwise disposes of its Shares. The amount of gain or loss will be measured by the difference between such U.S. Shareholder’s adjusted tax basis in the Shares sold and the amount of the proceeds received in such sale or other disposition. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the U.S. Shareholder has held its Shares for more than one year. Otherwise, such gain will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of Shares held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such Shares. In addition, all or a portion of any loss recognized upon a sale or other disposition of Shares may be disallowed if other Shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before such sale or disposition.

In general, individual U.S. Shareholders currently are subject to a maximum U.S. federal income tax rate of 20% on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in Shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. Shareholders currently are subject to U.S. federal income tax on net capital gain at the same 21% rate that applies to ordinary income. Non-corporate U.S. Shareholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate U.S. Shareholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate U.S. Shareholders generally may not deduct any net capital losses for a year but may carry back such losses for three years or carry forward such losses for five years.

The Code requires the Fund to report U.S. Shareholders’ cost basis, gain/loss, and holding period to you and to the IRS on IRS Form 1099s when “covered” securities are sold. For purposes of these reporting requirements, all of the Fund’s Shares acquired by non-tax-exempt Shareholders, including those acquired through DRIP, will be considered “covered” securities. The Fund uses FIFO (“first-in, first-out”) as the Fund’s default tax lot identification method for all Shareholders. A tax lot identification method is the way the Fund will determine which specific Shares are deemed to be sold when there are multiple purchases on different dates at differing transaction prices, and the entire position is not sold at one time. The Fund’s default tax lot identification method is the method “covered” securities will be reported on your IRS Form 1099 if you do not select a specific tax lot identification method. You may choose a method different than the Fund’s standing method and will be able to do so from the time you are admitted as a Shareholder up through and until the sale of the “covered” securities. If you hold Shares through a broker, your broker may use a different default tax lot identification method. For those securities defined as “covered” under current IRS cost basis tax reporting regulations, the Fund is responsible for maintaining accurate cost basis and tax lot information for tax reporting purposes. The Fund is not responsible for the reliability or accuracy of the information for those securities that are not “covered.” You are encouraged to refer to the appropriate Treasury Regulations or consult your tax adviser with regard to your personal circumstances and any decisions you may make with respect to choosing a tax lot identification method, as well as any appropriate adjustments to the basis or holding period of Shares as reported by the Fund.

The Fund will send to each of its U.S. Shareholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. Shareholder’s taxable income for such year as ordinary income, qualified dividend income and long-term capital gain. In addition, the U.S. federal income tax status of each year’s distributions generally will be reported to the IRS (including the amount of distributions, if any, eligible for preferential rates). Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. Shareholder’s particular situation.

The Fund may be required to withhold U.S. federal income tax, or backup withholding, currently at a rate of 24%, from all distributions to any non-corporate U.S. Shareholder (i) who fails to furnish the Fund with a correct taxpayer identification number or a certificate that such Shareholder is exempt from backup withholding or (ii) with respect to whom the IRS notifies the Fund that such Shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. Shareholder’s U.S. federal income tax liability, provided that proper information is provided to the IRS.

A U.S. Shareholder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will generally be subject to a 3.8% tax on the lesser of (i) the U.S. Shareholder’s “net investment income” for a taxable year and (ii) the excess of the U.S. Shareholder’s modified adjusted gross income for such taxable year over $200,000 ($250,000 in the case of joint filers). For these purposes, “net investment income” will generally include taxable distributions and deemed distributions paid with respect to the Shares, and net gain attributable to the disposition of Shares (in each case, unless such Shares are held in connection with certain trades or businesses) but will be reduced by any deductions properly allocable to such distributions or net gain.

Under applicable Treasury Regulations, if a U.S. Shareholder recognizes a loss with respect to its Shares of $2,000,000 or more for a non-corporate U.S. Shareholder or $10,000,000 or more for a corporate U.S. Shareholder in any single taxable year (or a greater loss over a combination of years), the U.S. Shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct U.S. Shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, U.S. Shareholders of a RIC are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Significant monetary penalties apply to a failure to comply with this reporting requirement. States may also have a similar reporting requirement. U.S. Shareholders should consult their tax advisers to determine the applicability of these regulations in light of their individual circumstances.

Shareholders may also be subject to state and local taxes on income and gain from Fund Shares.

U.S. Shareholders should consult their tax advisers with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of Shares, including applicable tax reporting obligations. Tax-exempt Shareholders should consult their tax advisers with respect to the consequences of an investment in the Fund.

Taxation of tax-exempt Shareholders

Under current law, an investment in the Fund generally should not give rise to unrelated business taxable income (“UBTI”) by tax-exempt Shareholders (including, among others, individual retirement accounts, 401(k) accounts, Keogh plans, pension plans and certain charitable entities). Notwithstanding the foregoing, a tax-exempt Shareholder could realize UBTI by virtue of its investment in Shares if such tax-exempt Shareholder borrows to acquire its Shares. Certain tax-exempt Shareholders are subject to differing rules under the Code and may recognize UBTI from an investment in the Fund.

More information regarding taxes is contained in the SAI.

*        *        *        *        *

THE TAX AND OTHER MATTERS DESCRIBED IN THIS PROSPECTUS DO NOT CONSTITUTE, AND SHOULD NOT BE CONSIDERED AS, LEGAL OR TAX ADVICE TO PROSPECTIVE INVESTORS. EACH INVESTOR SHOULD CONSULT ITS TAX ADVISER AS TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES, AND THE FUND’S ELECTION TO BE SUBJECT TO U.S. FEDERAL INCOME TAX AS A RIC, INCLUDING APPLICABLE TAX REPORTING OBLIGATIONS.

ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code impose certain requirements on employee benefit plans to which ERISA applies, and on those persons who are fiduciaries with respect to such plans. The Code imposes certain requirements on certain other plans (such as individual retirement accounts and Keogh plans (and their fiduciaries)) that, although not subject to ERISA, are subject to certain similar rules of the Code (such employee benefit plans subject to ERISA and such other plans, collectively, “Plans”). In accordance with ERISA’s general fiduciary standards, before investing in the Fund, a Plan fiduciary should determine whether such an investment is permitted under the governing Plan instruments and is appropriate for the Plan in view of its overall investment policy and the composition and diversification of its portfolio. Moreover, ERISA and the Code require that certain reporting and disclosure be made with respect to Plan assets, that Plan assets generally be held in trust, and that the indicia of ownership of Plan assets be maintained within the jurisdiction of district courts of the United States. Thus, a Plan fiduciary considering an investment in the Fund should consult with its legal counsel concerning all the legal implications of investing in the Fund, especially the issues discussed in the following paragraphs.

Unless statutory or administrative exemptions are available, Section 406 of ERISA and Section 4975 of the Code prohibit a broad range of transactions involving Plan assets and persons who have certain specified relationships to a Plan (“parties in interest” within the meaning of ERISA and “disqualified persons” within the meaning of the Code) and impose additional prohibitions on parties in interest and disqualified persons who are Plan fiduciaries. These prohibitions also apply with respect to any entity whose assets consist of Plan assets by reason of Plans’ investment in the entity. Certain prospective Plan investors may currently maintain relationships with the Adviser and/or entities that are affiliated with the Fund, and, as a result, one or more of such entities may be deemed to be a “party in interest” or “disqualified person” with respect to (including a fiduciary of) any such prospective Plan investor.

Because the Fund is registered as an investment company under the Investment Company Act, the assets of the Fund will not be deemed to constitute Plan assets.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA) are not subject to requirements of ERISA and the Code discussed above but may be subject to materially similar provisions of other applicable federal or state law or may be subject to other legal restrictions on their ability to invest in the Fund. Accordingly, any such governmental plans and the fiduciaries of such plans should consult with their legal counsel concerning all the legal implications of investing in the Fund.

THE FUND’S SALE OF SHARES TO PLANS IS IN NO RESPECT A REPRESENTATION OR WARRANTY BY THE FUND, THE ADVISER OR ANY OF THEIR AFFILIATES, OR BY ANY OTHER PERSON ASSOCIATED WITH THE SALE OF THE SHARES, THAT SUCH INVESTMENT BY PLANS MEETS ALL RELEVANT LEGAL REQUIREMENTS APPLICABLE TO PLANS GENERALLY OR TO ANY PARTICULAR PLAN, OR THAT SUCH INVESTMENT IS OTHERWISE APPROPRIATE FOR PLANS GENERALLY OR FOR ANY PARTICULAR PLAN.

DESCRIPTION OF SHARES

The Fund is authorized to offer an unlimited amount of Shares. This Prospectus describes three separate classes of Shares designated as Class I Shares, Class A Shares and Class B Shares. From time to time, and subject to Exemptive Relief received by the Fund, the Board may create and offer additional classes of Shares, or may vary the characteristics of Class I Shares, Class A Shares or Class B Shares described herein, including without limitation, in the following respects: (1) the amount of fees permitted by a distribution and/or service plan as to such class; (2) voting rights with respect to a distribution and/or service plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular Class of Shares; (5) differences in any dividends and NAVs resulting from differences in fees under a distribution and/or service plan or in class expenses; (6) any sales load structure; and (7) any conversion features, as permitted under the Investment Company Act.

Eligible investors

Shares of the Fund may be purchased by U.S. investors who certify they are a “qualified client” within the meaning of Rule 205-3 under the Advisers Act. The criteria for qualifying as a “qualified client” is set forth in the subscription documents that must be completed by each prospective investor. The “qualified client” criteria applies to all investors and will not be waived.

In addition, Shares are generally being offered only to investors that are U.S. persons for U.S. federal income tax purposes. Investors who meet such qualifications are referred to in this Prospectus as “Eligible Investors.” The qualifications required to invest in the Fund will appear in subscription documents that must be completed by each prospective investor. Existing Shareholders who request to purchase additional Shares will be required to qualify as “Eligible Investors” and to complete an additional investor certification prior to any additional purchase.

Prospective investors that are non-U.S. persons for U.S. federal income tax purposes must request a copy of supplemental offering materials without charge: (i) by writing to the Fund via email at privatewealth@selectequity.com; (ii) via mail at SEG Partners Long/Short Equity Fund, c/o U.S. Bancorp Global Fund Services, 615 East Michigan St, Milwaukee, WI 53202; or (iii) by calling the Fund at 844-536-2990. See “Certain U.S. federal income tax considerations — Taxation of non-U.S. Shareholders.”

Each prospective investor in the Fund should obtain the advice of his, her or its own legal, accounting, tax and other advisers in reviewing documents pertaining to an investment in the Fund, including, but not limited to, this Prospectus, SAI and the Declaration of Trust before deciding to invest in the Fund.

Purchasing Shares: Purchase terms

The minimum initial investment in Class I Shares, Class A Shares and Class B Shares is $50,000, and the minimum additional investment in the Fund by any Shareholder is $10,000. However, the Fund, in its sole discretion, may accept investments below these minimums. The purchase price of the Shares is based on the net asset value per Share as of the date such Shares are purchased. Fractions of Shares will be issued to one one-thousandth of a Share.

Shares are generally offered for purchase as of the first business day of each calendar month, except that Shares may be offered more or less frequently as determined by the Board in its sole discretion. The Board may also suspend or terminate offerings of Shares at any time.

Except as otherwise permitted by the Board, initial and subsequent purchases of Shares are payable in cash. Each initial or subsequent purchase of Shares is payable in one installment which is generally due four business days prior to the date of the proposed acceptance of the purchase set by the Fund, which is expected to be the last day of each calendar month (the “Acceptance Date”), where funds are remitted by wire transfer. A prospective investor must also submit a completed subscription document (including investor certifications) at least five business days before the Acceptance Date. The Fund reserves the right, in its sole discretion, to accept or reject any subscription to purchase Shares in the Fund at any time. Although the Fund may, in its sole discretion, elect to accept a subscription prior to receipt of cleared funds, an investor will not become a Shareholder until cleared funds have been received. In the event that cleared funds and/or a properly completed subscription document (including investor certifications) are not received from a prospective investor prior to the cut-off dates pertaining to a particular offering, the Fund may hold the relevant funds and subscription document for processing in the next offering.

Pending any offering, funds received from prospective investors will be placed in an account with the Transfer Agent. On the date of any closing, the balance in the account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor. Any interest earned with respect to such account will be paid to the Fund and allocated pro rata among Shareholders.

DERIVATIVE ACTIONS/EXCLUSIVE FORUM

No person, other than a Trustee, who is not a Shareholder, will be entitled to bring any derivative action, suit or other proceeding on behalf of the Fund. Except for claims asserted under the U.S. federal securities laws including, without limitation, the Investment Company Act, no shareholder may maintain a derivative action on behalf of the Fund unless holders of at least ten percent (10%) of the outstanding shares join in the bringing of such action. Notwithstanding the foregoing, neither of the preceding provisions governing derivative actions will apply to claims brought under the federal securities laws.

In addition to the requirements set forth in Section 3816 of the Delaware Statutory Trust Act, a Shareholder may bring a derivative action on behalf of the Fund or any class of the Fund only if the following conditions are met: (a) the Shareholder or Shareholders must make a pre-suit written demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed; and a demand on the Trustees shall only be deemed not likely to succeed and therefore excused if a majority of the Trustees, or a majority of any committee established to consider the merits of such action, has a personal financial interest in the transaction at issue, and a Trustee shall not be deemed interested in a transaction or otherwise disqualified from ruling on the merits of a Shareholder demand by virtue of the fact that such Trustee receives remuneration for his service as a Trustee of the Fund or as a trustee or director of one or more investment companies that are under common management with or otherwise affiliated with the Fund; and (b) unless a demand is not required under clause (a) above, the Trustees must be afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim; and the Trustees shall be entitled to retain counsel or other advisers in considering the merits of the request and shall require an undertaking by the Shareholders making such request to reimburse the Fund for the expense of any such advisers in the event that the Trustees determine not to bring such action. For purposes of this paragraph, the Trustees may designate a committee of one Trustee to consider a Shareholder demand if necessary to create a committee with a majority of Trustees who do not have a personal financial interest in the transaction at issue. If the demand for derivative action has been considered by the Board of Trustees, and a majority of the Independent Trustees, after considering the merits of the claim, has determined that maintaining a suit would not be in the best interests of the Fund or the affected class, as applicable, the complaining Shareholders shall be barred from commencing the derivative action. If upon such consideration the appropriate members of the Board of Trustees determine that such a suit should be maintained, then the appropriate officers of the Fund shall commence initiation of that suit and such suit shall proceed directly rather than derivatively. The Declaration of Trust provides that the foregoing provisions will not apply to claims brought under the federal securities laws.

The Fund’s By-Laws provide that each Shareholder irrevocably agrees that any claims, suits, actions or proceedings arising out of or relating in any way to the Fund will be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction, then any other court in the State of Delaware with subject matter jurisdiction, and irrevocably waives any right to trial by jury. The exclusive forum provision may require shareholders to bring an action in an inconvenient or less favorable forum. The exclusive forum and jury waiver provisions do not apply to claims arising under the Federal securities laws.

TERM, DISSOLUTION AND LIQUIDATION

The Fund may be dissolved upon approval of a majority of the Trustees. Upon the liquidation of the Fund, its assets will be distributed first to satisfy (whether by payment or the making of a reasonable provision for payment) the debts, liabilities and obligations of the Fund, including actual or anticipated liquidation expenses, other than debts, liabilities or obligations to Shareholders, and then to the Shareholders proportionately in accordance with the amount of Shares that they own. Assets may be distributed in-kind on a proportionate basis if the Board or liquidator determines that the distribution of assets in-kind would be in the interests of the Shareholders in facilitating an orderly liquidation.

REPORTS TO SHAREHOLDERS

The Fund furnishes to Shareholders as soon as practicable after the end of each of its taxable years such information as is necessary for them to complete U.S. federal and state income tax or information returns, along with any other tax information required by law. The Fund anticipates sending Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the Investment Company Act.

FISCAL YEAR

The Fund’s fiscal year is the 12-month period ending on October 31. The Fund’s taxable year is the 12-month period ending on October 31.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; LEGAL COUNSEL

The Board has selected [ ], of [ ], as the independent registered public accountants of the Fund.

Faegre Drinker Biddle & Reath LLP, of One Logan Square, Suite 2000, Philadelphia, PA 19103-6996, serves as counsel to the Fund.

INQUIRIES

Inquiries concerning the Fund and the Shares (including procedures for purchasing Shares) should be directed to the Adviser at privatewealth@selectequity.com, the Administrator at 615 East Michigan Street, Milwaukee, Wisconsin 53202 or by calling the Fund toll-free at 844-536-2990.

All dealers that buy, sell or trade the Fund’s Shares, whether or not participating in this offering, may be required to deliver a Prospectus.

EXHIBIT A

APPENDIX A

PRIOR PERFORMANCE OF SIMILAR ACCOUNTS

The Fund is modeled after four private funds similarly managed by the Adviser and also managed by the Fund’s portfolio managers: (a) SEG Partners L.P.; (b) SEG Partners II L.P.; (c) SEG Partners Offshore Master Fund Ltd.; and (d) SEG Partners III L.P., (each such privately offered fund being a “Private Fund,” and collectively, the “Private Funds”). The Private Funds are the only private funds that are similarly managed by the Adviser. The Fund has substantially the same investment objective, policies, strategies and restrictions as each Private Fund. This section presents past performance information for each Private Fund.

The performance of the Private Funds does not represent, and is not a substitute for, the performance of the Fund, and you should not assume that the Fund will have the same future performance as a Private Fund. It is inappropriate and would be inaccurate for an investor to consider the Private Funds’ performance below as being indicative of the future performance of the Fund. The Adviser has included this section because it believes that the performance information presented is sufficiently relevant, as related or supplemental information only, to merit consideration by prospective Fund investors.

The table shows performance of each Private Fund over time (as compared with a broad-based market index for reference). Returns for each Private Fund are shown both gross of fees and expenses and net of all actual fees and expenses, including sales loads relating to each Private Fund. Gross of fee and expense returns are returns gross of fees and expenses other than actual trading fees and expenses, and reflect all items of income, gain, and loss. Net of fee and expense returns are calculated by adjusting gross of fee and expense returns by the amount shown in the Fund’s fee and expense table under the heading Total Annual Fund Operating Expenses for all periods.

Investors should be aware that the Securities and Exchange Commission (the “SEC”) uses a methodology different from that used below to calculate performance for registered funds, which could result in different performance results. Indices are unmanaged and it is not possible to invest directly in indices. As such, the index figures do not account for any fees or fund expenses.

The past performance in managing other portfolios is no guarantee of future results in managing the Fund. Please note the following cautionary guidelines in reviewing this disclosure:

•	Performance figures are not the performance of the Fund. Each Private Fund’s performance shown is not the performance of the Fund and is not an indication of how the Fund would have performed in the past or will perform in the future. The Fund’s performance in the future will be different from each Private Fund’s performance presented, due to factors such as differences in the cash flows, different fees, expenses, portfolio size and composition, and possibly asset allocation methodology. In particular, each Private Fund’s performance is not necessarily an indication of how the Fund will perform, as the portfolio is not subject to investment limitations, leverage restrictions, diversification requirements and other restrictions imposed on investment companies by the Investment Company Act and the Code, which, if applicable, can have a negative impact on the Fund’s performance.

•	The performance shown are averages. The information below shows annual rates of return for the years indicated, but does not reflect any volatility that may have occurred within a given period. The following table provides for each Private Fund’s annual rates of return for the periods indicated, net and gross of fees, as discussed above.

	SEG Partners L.P. Net	SEG Partners L.P. Gross	S&P 500 Return(1)		SEG Partners II L.P. Net	SEG Partners II L.P. Gross	S&P 500 Return(1)		SEG Partners Offshore Master Fund Ltd. Net	SEG Partners Offshore Master Fund Ltd. Gross	S&P 500 Return(1)		SEG Partners III LP Net	SEG Partners III LP Gross	S&P 500 Return(1)
12 Month(2)	2.38%	4.00%	22.32%	12 Month(2)	2.62%	4.20%	22.32%	12 Month(2)	2.27%	3.80%	22.32%	12 Month(2)	1.72%	3.76%	22.32%
5 Year(2)(3)	1.83%	3.29%	13.41%	5 Year(2)(3)	1.83%	3.27%	13.41%	5 Year(2)(3)	1.71%	3.14%	13.41%	5 Year(2)(3)	N/A		N/A
10 Year(2)(3)	8.61%	11.75%	15.51%	10 Year(2)(3)	8.56%	11.67%	15.51%	10 Year(2)(3)	8.39%	11.47%	15.51%	10 Year(2)(3)	N/A		N/A
2026(2)	-0.89%	-0.40%	10.21%	2026(2)	-0.54%	-0.04%	10.21%	2026(2)	-0.81%	-0.31%	10.21%	2026(2)	-1.26%	-0.46%	10.21%
2025	2.34%	3.96%	17.88%	2025	2.18%	3.76%	17.88%	2025	1.98%	3.51%	17.88%	2025	1.56%	3.59%	17.88%
2024	7.30%	8.58%	25.02%	2024	7.08%	8.33%	25.02%	2024	7.20%	8.42%	25.02%	2024	5.51%	8.60%	25.02%
2023	6.00%	7.06%	26.29%	2023	5.96%	7.02%	26.29%	2023	5.68%	6.74%	26.29%	2023	10.89%	14.66%	15.17%
2022	-11.35%	-10.45%	-18.11%	2022	-11.24%	-10.34%	-18.11%	2022	-11.24%	-10.33%	-18.11%
2021	24.40%	31.79%	28.71%	2021	24.30%	31.65%	28.71%	2021	24.21%	31.54%	28.71%
2020	22.11%	28.90%	18.40%	2020	21.58%	28.23%	18.40%	2020	21.29%	27.86%	18.40%
2019	27.67%	35.91%	31.49%	2019	27.72%	35.97%	31.49%	2019	27.46%	35.65%	31.49%
2018	3.29%	5.16%	-4.38%	2018	3.08%	4.89%	-4.38%	2018	3.04%	4.84%	-4.38%
2017	12.88%	17.25%	21.83%	2017	12.94%	17.33%	21.83%	2017	12.63%	16.93%	21.83%
2016	1.04%	2.32%	11.96%	2016	1.07%	2.35%	11.96%	2016	0.87%	2.11%	11.96%
2015	11.91%	16.02%	1.38%	2015	11.92%	16.05%	1.38%	2015	11.82%	15.92%	1.38%
2014	13.26%	17.73%	13.69%	2014	13.06%	17.48%	13.69%	2014	12.94%	17.32%	13.69%
2013	20.80%	27.24%	32.39%	2013	20.78%	27.22%	32.39%	2013	20.21%	26.50%	32.39%
2012	5.69%	8.19%	16.00%	2012	5.03%	7.35%	16.00%	2012	4.65%	6.87%	16.00%
2011	2.38%	4.01%	2.11%	2011	2.24%	3.83%	2.11%	2011	1.82%	3.30%	2.11%
2010	13.65%	16.09%	15.06%	2010	13.75%	16.03%	15.06%	2010	13.10%	15.03%	15.06%
2009	17.60%	18.77%	26.46%	2009	17.58%	18.75%	26.46%	2009	16.61%	17.77%	26.46%
2008	-21.23%	-20.42%	-37.00%	2008	-21.78%	-20.97%	-37.00%	2008	-21.71%	-20.90%	-37.00%
2007	19.60%	25.73%	5.49%	2007	19.58%	25.71%	5.49%	2007	19.34%	25.40%	5.49%
2006	15.77%	20.90%	15.79%	2006	15.85%	21.00%	15.79%	2006	15.68%	20.78%	15.79%
2005	10.05%	13.68%	4.91%	2005	10.13%	13.78%	4.91%	2005	9.97%	13.59%	4.91%
2004	15.62%	20.71%	10.88%	2004	15.26%	20.26%	10.88%	2004	14.95%	19.86%	10.88%
2003	3.32%	5.20%	28.68%	2003	1.13%	2.43%	28.68%	2003	2.55%	4.22%	28.68%
2002	14.43%	19.21%	-22.10%					2002	13.40%	17.91%	-22.10%
2001	26.51%	32.48%	-11.89%					2001	2.11%	2.72%	0.88%
2000	19.31%	23.16%	-9.10%
1999	-3.57%	-2.60%	21.04%
1998	39.73%	47.80%	12.84%

(1)	Reflects no deduction for fees, taxes or expenses.
(2)	For the periods ended June 30, 2026.
(3)	The performance data presented reflects the total return, calculated as the compounded annual growth rate over a specified period.

Subject to Completion, Dated August 20, 2026

The information in this Statement of Additional Information is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This Statement of Additional Information is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

STATEMENT OF ADDITIONAL INFORMATION

SEG Partners Long/Short Equity Fund

Dated [   ], 2026

c/o Select Equity Group, L.P.
380 Lafayette Street
New York, New York 10003

Class I Shares
Class A Shares

Class B Shares

(212) 475-8335

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus (the “Prospectus”) of SEG Partners Long/Short Equity Fund (the “Fund”) dated [ ], 2026 as it may be further amended or supplemented from time to time. The SAI is incorporated by reference in its entirety into the Prospectus. A copy of the Prospectus (as well as the Fund’s Annual and Semi-Annual Report) may be obtained without charge by contacting the Fund at the telephone number or address set forth above. The Prospectus, and other information about the Fund, are also available on the U.S. Securities and Exchange Commission’s (the “SEC”) website at sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link.

This SAI is not an offer to sell shares of beneficial interest (“Shares”) of the Fund and is not soliciting an offer to buy the Shares in any state where the offer or sale is not permitted.

Capitalized terms not otherwise defined herein have the same meaning set forth in the Prospectus.

i

General information

SEG Partners Long/Short Equity Fund (the “Fund”) is a Delaware statutory trust organized on November 4, 2024, and is non-diversified closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Fund operates as a “tender offer fund.”

Investment policies and practices

The investment objective and the principal investment strategies of the Fund, as well as the principal risks associated with such investment strategies, are set forth in the Prospectus. Certain additional information regarding the investment program of the Fund is set forth below.

Fundamental policies

The Fund’s fundamental policies, which are listed below, may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund. At the present time, the Shares are the only outstanding securities of the Fund. As defined by the Investment Company Act, the vote of a “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of the shareholders of the Fund (the “Shareholders”) duly called, (i) of 67% or more of the Shares represented at such meeting, if the holders of more than 50% of the outstanding Shares are present in person or represented by proxy or (ii) of more than 50% of the outstanding Shares, whichever is less. No other policy is a fundamental policy of the Fund, except as expressly stated. Within the limits of the fundamental policies of the Fund, the management of the Fund has reserved freedom of action. The Fund may not:

(1)	Issue any senior security, except to the extent permitted by Section 18 of the Investment Company Act, as interpreted, modified, or otherwise permitted by the SEC or any other applicable authority.

(2)	Borrow money, except to the extent permitted by Section 18 of the Investment Company Act, as interpreted, modified, or otherwise permitted by the SEC or any other applicable authority. This investment restriction does not apply to borrowings from affiliated investment companies or other affiliated persons of the Fund to the extent permitted by the Investment Company Act, the SEC, or any other applicable authority.

(3)	Underwrite securities of other issuers, except insofar as the Fund may be deemed to be an underwriter under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the disposition of its portfolio securities.

(4)	Make loans, except through purchasing fixed-income securities (including whole loans, whether senior or subordinated, “Payment-In-Kind” or “PIK” securities, other mezzanine securities or participations in any of the foregoing), lending portfolio securities, or entering into repurchase agreements in a manner consistent with the investment policies of the Fund, or as otherwise permitted under the Investment Company Act. This investment restriction does not apply to loans to affiliated investment companies or other affiliated persons of the Fund to the extent permitted by the Investment Company Act, the SEC, or any other applicable authority.

(5)	Purchase, hold or deal in real estate, except that the Fund may invest in securities that are secured by real estate, including, without limitation, mortgage-related securities, or that are issued by companies or partnerships that invest or deal in real estate or real estate investment trusts, and may hold and dispose of real estate acquired by the Fund as a result of the ownership of securities or other permitted investments.

(6)	Invest in commodities and commodity contracts, except that the Fund (i) may purchase and sell non-U.S. currencies, options, swaps, futures and forward contracts, including those related to indexes, options and options on indexes, as well as other financial instruments and contracts that are commodities or commodity contracts, (ii) may also purchase or sell commodities if acquired as a result of ownership of securities or other instruments, (iii) may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts, and (iv) may make such investments as otherwise permitted by the Investment Company Act.

(7)	Invest 25% or more of the value of its total assets in the securities of issuers that the Fund’s investment adviser determines are engaged in any single industry, except that U.S. Government securities and repurchase agreements collateralized by U.S. Government securities may be purchased without limitation.

1

With respect to these investment restrictions and other policies described in this SAI or the Prospectus, if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy.

The investment objective of the Fund and the Fund’s 80% investment policy are not fundamental policies of the Fund and, although it has no current intention to do so, may be changed by the Board of Trustees of the Fund (the “Board” and the members thereof, the “Trustees”) without the vote of a majority (as defined by the Investment Company Act) of the Fund’s outstanding Shares so long as (i) the Fund provides Shareholders with at least 60 days’ prior notice of such policy change, (ii) the Fund conducts a tender or repurchase offer at its net asset value in advance of the change, and (iii) the tender or repurchase offer is not oversubscribed.

Additional information on investment techniques of the Fund and related risks

As discussed in the Prospectus, Select Equity Group, L.P. (the “Adviser”) seeks to achieve the Fund’s investment objective by investing primarily in equity securities. Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities. For purposes of the Fund’s 80% investment policy, “equity securities” means common and preferred stocks (including investments in initial public offerings), convertible securities, warrants and rights. To the extent the Fund invests in derivative or other strategic instruments that have similar economic characteristics to equity securities, the market value of such instruments will be included for purposes of calculating the Fund’s compliance its 80% investment policy. The Fund includes cash or money market instruments earmarked or otherwise held as collateral for derivative instruments that have similar economic characteristics to equity securities towards its 80% investment requirement. This section provides additional information about various types of investments and investment techniques that may be employed by the Fund. Many of the investments and techniques described in this section may be based in part on the existence of a public market for the relevant securities. To that extent, such investments and techniques are not expected to represent the principal investments or techniques of the majority of the Fund. Similarly, there are few limits on the types of investments the Fund may make. Accordingly, the descriptions in this section cannot be comprehensive. Any decision to invest in the Fund should take into account (i) the possibility that the Fund has broad latitude in the kinds of investments it may make (subject to the fundamental policies described above) and (ii) that all such investments will be subject to related risks, which can be substantial.

Derivatives.    Derivative instruments, or “derivatives,” include instruments and contracts that are based on, and are valued in relation to, one or more underlying securities, financial benchmarks or indices. Derivatives typically allow an investor to hedge its exposure to, or speculate upon, the price movements of a particular security, financial benchmark or index at a fraction of the cost of acquiring, borrowing or selling short the underlying asset. The value of a derivative depends largely upon price movements in the underlying asset. Therefore, many of the risks applicable to trading the underlying asset also are applicable to derivatives trading. Derivatives, however, are specialized instruments that require investment techniques and risk analyses different from those associated with stocks and bonds; there are a number of additional risks associated with derivatives trading. The use of a derivative requires an understanding not only of the underlying instrument, but also of the derivative itself. In particular, the use and complexity of derivatives require the maintenance of adequate controls to monitor the transactions entered into and the ability to assess the risk that a derivative adds to the Fund.

Liquidity.    Derivative instruments, especially when traded in large amounts, may not always be liquid. In such cases, in volatile markets, the Fund may not be able to close out a position without incurring a loss. Daily limits on price fluctuations and speculative position limits on exchanges on which the Fund may conduct its transactions in derivative instruments may prevent profitable liquidation of positions, subjecting the Fund to potentially greater losses.

Operational Leverage.    Trading in derivative instruments can result in large amounts of operational leverage. Thus, the leverage offered by trading in derivative instruments will magnify the gains and losses experienced by the Fund and could cause the Fund’s net asset value to be subject to wider fluctuations than would be the case if the Fund did not use the leverage feature of derivative instruments.

2

Over-the-Counter (“OTC”) Trading. The Fund may purchase or sell derivative instruments that are not traded on an exchange. The risk of nonperformance by the obligor on such an instrument may be greater than the risk associated with an exchange-traded instrument. In addition, the Fund may not be able to dispose of, or enter into a closing transaction with respect to, such an instrument as easily as in the case of an exchange-traded instrument. Significant disparities may exist between “bid” and “asked” prices for derivative instruments that are not traded on an exchange. Derivative instruments not traded on exchanges are not subject to the same type of government regulation as exchange-traded instruments, and many of the protections afforded to participants in a regulated environment may not be available with respect to these instruments.

Call Options. The Fund may engage in the use of call options. The seller (writer) of a call option which is covered (i.e., the writer holds the underlying security) assumes the risk of a decline in the market price of the underlying security below the purchase price of the underlying security less the premium received, and gives up the opportunity for gain on the underlying security above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying security above the exercise price of the option.

The buyer of a call option assumes the risk of losing its entire investment in the call option. However, if the buyer of the call sells short the underlying security, the loss on the call will be offset in whole or in part by gain on the short sale of the underlying security.

Put Options. The Fund may engage in the use of put options. There are risks associated with the sale and purchase of put options. The seller (writer) of a put option which is covered (i.e., the writer has a short position in the underlying security) assumes the risk of an increase in the market price of the underlying security above the sales price (in establishing the short position) of the underlying security plus the premium received, and gives up the opportunity for gain on the short position for values of the underlying security below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying security below the exercise price of the option.

The buyer of a put option assumes the risk of losing its entire investment in the put option. However, if the buyer of the put holds the underlying security, the loss on the put will be offset in whole or in part by any gain on the underlying security.

Stock Index Options Trading. The Fund may purchase and sell call and put options on stock indices. A stock index measures the movement of a certain group of stocks by assigning relative values to the common stocks included in the index. Because the value of an index option depends upon movements in the level of the index rather than the price of a particular stock, whether a gain or loss will be realized from the purchase or sale of options on an index depends upon movements in the level of stock prices in that index generally, rather than movements in the price of a particular stock. Successful use of options on stock indices will depend upon the ability of the Adviser to predict correctly movements in the direction of the stock market generally. This ability requires skills and techniques different from those used in predicting changes in the price of individual stocks.

Swap Agreements. The Fund may enter into swap agreements, including total return swaps. Swap agreements can be individually negotiated and structured to include exposure to a variety of different types of investments or market factors. Depending on their structure, swap agreements may increase or decrease the Fund’s exposure to long-term or short-term interest rates, foreign currency values, corporate borrowing rates, specific securities, credit or other factors such as security prices, baskets of securities, or inflation rates. Swap agreements can take many different forms and are known by a variety of names. The Fund is not limited to any particular form of swap agreement.

Swap agreements will tend to shift the Fund’s investment exposure from one type of investment to another. Depending on how they are used, swap agreements may increase or decrease the overall volatility of the Fund’s portfolio. The most significant factor in the performance of swap agreements is the change in the specific interest rate, currency, individual equity values or other factors that determine the amounts of payments due to and from the Fund. If a swap agreement calls for payments by the Fund, the Fund must be prepared to make such payments when due. In addition, the value of a swap agreement is likely to decline if the counterparty’s creditworthiness declines. Such a decrease in value might cause the Fund to incur losses.

3

In a total return swap transaction, one party makes periodic payments based on a set rate, either fixed or variable, while the other party makes payments based on the return of an underlying asset (such as an equity security or basket of equity securities) or a non-asset reference (such as an index), which includes both the income generated and any capital gains, and recovers any capital losses from the first party. Total return swaps can offer more advantageous financing costs and/or a more efficient means of gaining exposure to certain foreign markets as compared to certain direct long or short transactions, notably when direct investment may be restricted or cost prohibitive. Total return swaps can result in losses if the underlying asset or reference does not perform as anticipated, and have the potential for significant risk of loss. Swaps generally involve greater risks than direct investments in securities, because swaps, among other factors, may be leveraged and are subject to counterparty risk, pricing risk and liquidity risk.

Under the Dodd-Frank Act, certain swaps and other OTC derivatives are required to be traded on a regulated swap exchange or execution facility. The U.S. Commodity Futures Trading Commission (the “CFTC”) and the SEC may require the execution on a regulated market of additional OTC derivatives transactions in the future. Such requirements may make it more difficult and costly for the Fund to enter into highly tailored or customized transactions. They may also render certain strategies in which the Fund might otherwise engage unfeasible or so costly that they no longer will be economical to implement. Swaps and other transactions in OTC derivatives that are not required to be executed on a regulated market may involve other risks as well, as there is no exchange market on which to close out an open position. It may not be possible to liquidate an existing position, to assess the value of a position or to assess the exposure to risk.

Contract for Difference (“CFDs”). The Fund may enter into CFDs. CFDs permit investors to take long or short positions in an underlying instrument, which may be a single security, stock basket or index. In CFD transactions, each party assumes price positions in reference to an underlying security or other financial instrument. The “difference” is determined by comparing each party’s original position with the market price of such securities or financial instruments at a pre-determined closing date. Each party will then either receive or pay the difference, depending on the success of its investment. CFDs are subject to certain risks. Financial markets for the securities or instruments which form the subject of a CFD can fluctuate significantly. Parties to a CFD assume the risk that the markets for the underlying securities will move in a direction unfavorable to their original positions. Parties to a CFD may require a deposit of 10% to 20% of the contract value as security. CFDs often involve considerable economic leverage due to the modest upfront investment relative to the overall contract value. As a result, such contracts can lead to disproportionately large losses as well as gains and relatively small market movements can have large impacts on the value of the investment. In addition, because CFDs involve contracting with a counterparty, the Fund will be subject to the risk that the counterparty will be unable to, or will refuse to, perform with respect to the underlying contract.

Forward Contracts. The Fund may enter into forward contracts that are not traded on exchanges and may not be regulated. There are no limitations on daily price moves of forward contracts. Banks and other dealers with which the Fund maintains accounts may require that the Fund deposit margin with respect to such trading. The Fund’s counterparties are not required to continue making markets in such contracts. There have been periods during which certain counterparties have refused to continue to quote prices for forward contracts or have quoted prices with an unusually wide spread (the price at which the counterparty is prepared to buy and that at which it is prepared to sell). Arrangements to trade forward contracts may be made with only one or a few counterparties, and liquidity problems therefore might be greater than if such arrangements were made with numerous counterparties. The imposition of credit controls by governmental authorities might limit such forward trading to less than the amount that the Adviser would otherwise recommend, to the possible detriment of the Fund.

Futures Contracts. The Fund may use futures as part of its investment program. In connection with the use of futures, the Adviser will determine and pursue all steps that are necessary and advisable to ensure compliance with the Commodity Exchange Act and the rules and regulations promulgated thereunder. Futures positions may be illiquid because certain commodity exchanges limit fluctuations in certain futures contract prices during a single day by regulations referred to as “daily price fluctuation limits” or “daily limits.” Under such daily limits, during a single trading day no trades may be executed at prices beyond the daily limits. Once the price of a particular futures contract has increased or decreased by an amount equal to the daily limit, positions in that contract can neither be entered into nor liquidated unless traders are willing to effect trades at or within the limit. Futures prices have occasionally moved beyond the daily limits for several consecutive days with little or no trading. OTC instruments generally are not as liquid as instruments traded on recognized exchanges. These constraints could prevent the Fund from promptly liquidating unfavorable positions, thereby subjecting the Fund to substantial losses. In addition, the CFTC and various exchanges limit the number of positions that the Fund may indirectly hold or control in particular commodities.

4

Foreign futures transactions involve the execution and clearing of trades on a foreign exchange. This is the case even if the foreign exchange is formally “linked” to a domestic exchange, whereby a trade executed on one exchange liquidates or establishes a position on the other exchange. No domestic organization regulates the activities of a foreign exchange, including the execution, delivery, and clearing of transactions on such an exchange, and no domestic regulator has the power to compel enforcement of the rules of the foreign exchange or the laws of the foreign country. Moreover, such laws or regulations will vary depending on the foreign country in which the transaction occurs. For these reasons, the Fund may not be afforded certain of the protections that apply to domestic transactions, including the right to use domestic alternative-dispute-resolution procedures. In particular, funds received to margin foreign futures transactions may not be provided the same protections as funds received to margin futures transactions on domestic exchanges. In addition, the price of any foreign futures or option contract and, therefore, the potential profit and loss resulting therefrom, may be affected by any fluctuation in the foreign exchange rate between the time the order is placed and the foreign futures contract is liquidated or the foreign option contract is liquidated or exercised.

Hedging Transactions. The Fund may, but is not required to, employ hedging techniques. These techniques could involve a variety of the aforementioned derivative transactions (collectively, “Hedging Instruments”). Hedging techniques involve risks different than those of underlying investments. In particular, the variable degree of correlation between price movements of Hedging Instruments and price movements in the position being hedged means that losses on the hedge may be greater than gains in the value of the Fund’s positions, or that there may be losses on both legs of a transaction. In addition, certain Hedging Instruments and markets may not be liquid in all circumstances.

The Adviser may use Hedging Instruments to minimize the risk of total loss to the Fund by offsetting an investment in one security with a comparable investment in a contrasting security. However, such use may limit any potential gain that might result from an increase in the value of the hedged position. Whether the Fund hedges successfully will depend on the Adviser’s ability to predict pertinent market movements. In addition, it is not possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies, because the value of those securities is likely to fluctuate as a result of independent factors not related to currency fluctuations. Finally, the daily variation margin requirements in futures contracts might create greater financial risk than would options transactions, where the exposure is limited to the cost of the initial premium and transaction costs paid by the Fund.

Unhedged Risks. The Fund’s investments may be unhedged or only partially hedged. For a variety of reasons, the Adviser may not seek to establish a perfect correlation between the hedging instruments used and the investments being hedged. Such an imperfect correlation may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss. The Adviser may not hedge against a particular risk because it does not regard the probability of the risk occurring to be sufficiently high as to justify the cost of the hedge, or because it does not foresee the occurrence of the risk. Moreover, it may not be possible for the Adviser to hedge against certain risks — for example, the risk of a fluctuation that is so generally anticipated by market participants that the Adviser cannot enter into a hedging transaction at a price sufficient to protect the Fund from the decline in value of the investment anticipated as a result of such fluctuation.

Fixed-Income Securities

The Fund primarily invests in equity securities, as described in the Prospectus. The Adviser, however, may invest a portion of the Fund’s assets in bonds and other fixed-income securities when it believes that such securities offer opportunities for capital appreciation (or capital depreciation in the case of short positions) and may also invest in these securities for temporary defensive purposes and to maintain liquidity.

Fixed-income securities include, among other securities: bonds, notes and debentures issued by corporations; debt securities issued or guaranteed by governments; municipal securities; and mortgage-backed and asset-backed securities. Certain securities in which the Fund may invest, such as those with interest rates that fluctuate directly or indirectly based on multiples of a stated index, are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to significant reductions of yield and possible loss of principal. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed-income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility resulting from, among other things, interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (i.e., market risk).

5

Dislocations in the fixed-income sector and weaknesses in the broader financial market could adversely affect the Fund. As a result of such dislocations, the Fund may face increased borrowing costs, reduced liquidity and reductions in the value of its investments. One or more of the counterparties providing financing to the Fund could be affected by financial market weaknesses, and may be unwilling or unable to provide financing. If one or more major market participants fails or withdraws from the market, it could negatively affect the marketability of all fixed-income securities and this could reduce the value of the securities in the Fund’s portfolio, thereby reducing the Fund’s net asset value. Furthermore, if one or more counterparties are unwilling or unable to provide ongoing financing, the Fund could be forced to sell its investments at a time when prices are depressed.

Board of Trustees and Officers

The business operations of the Fund are managed and supervised under the direction of the Board, subject to the laws of the State of Delaware and the Fund’s Agreement and Declaration of Trust. The Board has overall responsibility for the management and supervision of the business affairs of the Fund on behalf of its Shareholders, including the authority to establish policies regarding the management, conduct and operation of its business. The Board exercises the same powers, authority, and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The officers of the Fund conduct and supervise the daily business operations of the Fund.

The Trustees are not required to contribute to the capital of the Fund or to hold Shares. A majority of Trustees of the Board are not “interested persons” (as defined in the Investment Company Act) of the Fund (collectively, the “Independent Trustees”). Any Trustee who is not an Independent Trustee is an interested trustee (“Interested Trustee”).

The identity of Trustees and officers of the Fund, and their brief biographical information, including their addresses, their year of birth and descriptions of their principal occupations during the past five years is set forth below.

The Trustees serve on the Board for terms of indefinite duration. A Trustee’s position in that capacity will terminate if the Trustee is removed or resigns or, among other events, upon the Trustee’s death, incapacity, retirement, or bankruptcy. A Trustee may resign upon written notice to the other Trustees and may be removed either by (i) the vote of at least two-thirds of the Trustees not subject to the removal vote or (ii) the vote of Shareholders holding not less than two-thirds of the total number of votes eligible to be cast by all Shareholders of the Fund. In the event of any vacancy in the position of a Trustee, the remaining Trustees of the Fund may appoint an individual to serve as a Trustee so long as immediately after the appointment at least two-thirds of the Trustees of the Fund then serving have been elected by the Shareholders of the Fund. The Board may call a meeting of the Shareholders to fill any vacancy in the position of a Trustee of the Fund and must do so if the Trustees who were elected by the Shareholders cease to constitute a majority of the Trustees then serving on the Board.

The Board believes that each of the Trustees’ experience, qualifications, attributes, and skills on an individual basis and in combination with those of the other Trustees lead to the conclusion that each Trustee should serve in such capacity. Among the attributes common to all Trustees is the ability to review critically, evaluate, question, and discuss information provided to them, to interact effectively with the other Trustees, the Adviser, other service providers, counsel, and the independent registered public accounting firm, and to exercise effective business judgment in the performance of their duties as Trustees. A Trustee’s ability to perform his or her duties effectively may have been attained through the Trustee’s business, consulting, and public service work; experience as a board member of non-profit entities or other organizations; education or professional training; and/or other life experiences. In addition to these shared characteristics, set forth below is a brief discussion of the specific experience, qualifications, attributes, or skills of each Trustee. Specific details regarding each Trustee’s principal occupations during the past five years are included in the tables below. See “Board of Trustees and officers — Independent Trustees” and “Board of Trustees and officers — Interested Trustees and officers.”

6

Interested Trustee

Matthew Stadtmauer — Mr. Stadtmauer has been a Trustee since the Fund’s inception. Mr. Stadtmauer has served as Head of Private Wealth at Select Equity Group, LP since July 2019, where he is responsible for the oversight of the Private Wealth group on the Business Development Team. Prior to joining Select Equity, Mr. Stadtmauer served as the President of FRM Investments (USA) LLC and Head of Wealth at the Man Group. Prior to the Man Group, Mr. Stadtmauer served as the President and Managing Partner at Pine Grove Asset Management (acquired by the Man Group). Mr. Stadtmauer received a B.S. from the University of Delaware.

Independent Trustees

Jonathan Morgan — Mr. Morgan has been a Trustee since the Fund’s inception. He is the founding Principal and Managing Member of Sound Fund Advisors LLC, where he acts as an independent director for public and private fund boards. Mr. Morgan has over 25 years of direct experience in the financial markets, including nine years of investment experience as a strategist or portfolio manager at three different investment managers: Caxton Associates, Croesus Capital Management, and Parallax Capital Management. Mr. Morgan was the Head of Research and Portfolio Management in the Alternative Investment Group of Julius Baer Investment Management where he supervised both investment research as well as the operational risk group. He previously held roles at Barclays Global Investors’ Hedge Fund Management Group as Head of Manager Selection and Head of Investments. Subsequently, Mr. Morgan served UBP Asset Management as the Head of Global Hedge Fund Research. Mr. Morgan has an AB from Princeton University, an MPP from Harvard’s Kennedy School of Government and an MDIV from Yale Divinity School.

Kristen M. Leopold — Ms. Leopold has been a Trustee since the Fund’s inception. She has more than 33 years of business, accounting and financial services industry experience. Ms. Leopold is the founder of KL Associates, LLC, a hedge fund consulting firm specializing in financial and operational management. Ms. Leopold was the Chief Financial Officer of WFL Real Estate Services, a full-service real estate management firm. Ms. Leopold was also previously the Chief Financial Officer of Weston Capital Management LLC, an alternative investment firm with over $1 billion in assets under management worldwide. She has also served as an auditor and manager at Arthur Andersen LLP in their financial services division specializing in brokerage, commodities and asset management. Ms. Leopold is a graduate of Pace University with a combined MBA/BBA in Accounting.

Maureen E. O’Toole, CAIA — Ms. O’Toole has been a Trustee since the Fund’s inception. She previously served in the Investor Development Group for Actis, a global infrastructure firm based in London. She joined Actis from Morgan Stanley where she was a Managing Director and held a number of roles in the alternative investments division, in client engagement, to sales team management. Additionally, she led the managed futures business within Morgan Stanley Investment Management. Ms. O’Toole worked as a Managing Director at K2 Advisors in product development and client relations immediately prior to Morgan Stanley. Prior to that, Ms. O’Toole was a Managing Director with Citigroup Alternative Investments, heading a global team of 35 investor development professionals who worked with clients across the full spectrum of alternative investments: hedge funds, private equity and private real estate funds. Ms. O’Toole started her career as a research analyst at Drexel Burnham Lambert, working with institutional clients on identifying their balance sheet risk and then constructing risk mitigating hedging strategies as well as trading strategies using futures and futures options. Ms. O’Toole has a BA in Speech Pathology and Audiology, with a second emphasis in Economics at California State University at Chico, and an MA in Finance from Northwestern University.

7

Independent Trustees

NAME, ADDRESS(1) AND YEAR OF BIRTH	POSITION(S) HELD WITH THE FUND	TERM OF OFFICE(2) AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS AND OTHER DIRECTORSHIPS(3) HELD BY TRUSTEE	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY TRUSTEE(4)
Jonathan Morgan (1963)	Chairman and Trustee	Since Inception	Managing Member of Sound Fund Advisors LLC (2011 – present). Independent Director: OHA Senior Private Lending Fund (U) LLC (2022 – present); Angel Oak Mortgage, Inc. (2022 – present); T. Rowe Price OHA Select Private Credit Fund (2023 – present); T. Rowe Price OHA Flexible Credit Income Fund (2024 – present); OHA Direct Credit Fund (2025 – present); APS BDC, LLC (2025 – present).	1

Kristen Leopold (1967)	Trustee	Since Inception	Founder of KL Associates, LLC (hedge fund consulting) (2022 – present); Chief Financial Officer of BK Realty Services, LLC (real estate management) (2020 – present); Chief Financial Officer of WFL Real Estate Services, LLC (2007 – 2022). Independent Director: Blackstone Alternative Investment Fund (1 portfolio)(2013 – present); Macquarie Asset Management/Central Park Group Suite of Funds (10 Current Portfolios) (2007 – present); Constitution Capital Access Fund, LLC (2022 – present); Blackstone Private Real Estate Credit and Income Fund (2025 – present).	1

Maureen O’Toole (1957)	Trustee	Since Inception	Retired (2023 – present); Managing Director, Head of Americas Investor Development Group of Actis LLP (investment management) (2019 – 2023). Independent Director: North Haven Private Assets Fund (2024); Bridge Investment Group Industrial REIT (2024 – present); AOG Institutional Fund (2023 – present).	1

8

Interested Trustee and officers

NAME, ADDRESS(1) AND YEAR OF BIRTH	POSITION(S) HELD WITH THE FUND	TERM OF OFFICE(2) AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS AND OTHER DIRECTORSHIPS(3) HELD BY TRUSTEE	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY TRUSTEE OR OFFICER(4)
Matthew Stadtmauer(5) (1973)	Interested Trustee, President and Principal Executive Officer	Since Inception	Head of Private Wealth at Select Equity Group, LP (2019 – present).	1

Jennifer Vinsonhaler (1967)	Vice President	Since Inception	Principal and Chief Compliance Officer at Select Equity Group, LP (2000 – present).	N/A

Troy Statczar(6) (1971)	Treasurer, Principal Financial Officer and Principal Accounting Officer	Since Inception	Senior Director, Foreside Treasurer Services (2020 – present).	N/A

Andrew Jones(6) (1994)	Chief Compliance Officer	Since Inception	Senior Principal Consultant, Fund Officers (2024 – present), Principal Consultant, Fund Officers (2022 – 2024), Due Diligence Manager (2020 – 2022) at ACA Group.	N/A

Tracy Thomas (1977)	Secretary	Since Inception

Senior Deputy General Counsel at Select Equity Group, LP (2025 – Present); Director, Select Equity Group Middle East, Ltd. (2025 – Present); Deputy General Counsel at Select Equity Group, LP (2018 – 2024).

N/A
____________
1	Unless otherwise indicated, the mailing address for each trustee and officer is c/o 380 Lafayette St, New York, NY 10003.
2	Each Trustee and Officer serves an indefinite term, until his or her successor is elected.
3	Includes any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”) or subject to the requirements of Section 15(d) of the Exchange Act or any company registered under the Investment Company Act.
4	The Fund Complex consists of the Fund.
5	Mr. Stadtmauer is considered an “Interested” Trustee as defined in the Investment Company Act because of his position with the Fund’s investment adviser.
6	Mr. Statczar’s and Mr. Jones’s address is Foreside Fund Officer Services, LLC, 3 Canal Plaza, Suite 100, Portland, ME 04101.

9

Leadership structure and oversight responsibilities

Overall responsibility for oversight of the Fund rests with the Board. The Fund has engaged the Adviser to manage the Fund on a day-to-day basis. The Board is responsible for overseeing the Adviser and other service providers in the operations of the Fund in accordance with the provisions of the Investment Company Act, applicable provisions of state and other laws and the Fund’s Agreement and Declaration of Trust. The Board is currently composed of 4 members, 3 of whom are Independent Trustees. The Board meets in-person or by videoconference at regularly scheduled meetings four times each year. In addition, the Board may hold special in-person, telephonic or videoconference meetings or informal conference calls to discuss specific matters that may arise or require action between regular meetings. The Independent Trustees have also engaged independent legal counsel to assist them in performing their oversight responsibility. The Independent Trustees will meet with their independent legal counsel in-person or by videoconference prior to and/or during each quarterly board meeting. As described below, the Board has established an audit committee (the “Audit Committee”) and a nominating and governance committee (the “Nominating and Governance Committee”) and may establish ad hoc committees or working groups from time to time to assist the Board in fulfilling its oversight responsibilities.

The Board has appointed Jonathan Morgan, an Independent Trustee, to serve in the role of Chairman. The Chairman’s role is to preside at all meetings of the Board and to act as liaison with the Adviser, other service providers, counsel and other Trustees generally between meetings. The Chairman serves as a key point person for dealings between management and the Trustees. The Chairman may also perform such other functions as may be delegated by the Board from time to time. The Board has determined that the Board’s leadership structure is appropriate because it allows the Board to exercise informed and independent judgment over matters under its purview and it allocates areas of responsibility among committees of Trustees and the full Board in a manner that enhances effective oversight.

The Fund is subject to a number of risks, including investment, compliance, operational and valuation risks, among others. Risk oversight forms part of the Board’s general oversight of the Fund and will be addressed as part of various Board and committee activities. Day-to-day risk management functions are subsumed within the responsibilities of the Adviser and other service providers (depending on the nature of the risk), which carry out the Fund’s investment management and business affairs. The Adviser and other service providers employ a variety of processes, procedures, and controls to identify various events or circumstances that give rise to risks, to lessen the probability of their occurrence and/or to mitigate the effects of such events or circumstances if they do occur. The Adviser and other service providers have their own independent interests in risk management, and their policies and methods of risk management will depend on their functions and business models. The Board recognizes that it is not possible to identify all of the risks that may affect the Fund or to develop processes and controls to eliminate or mitigate their occurrence or effects. The Board will require senior officers of the Fund, including the President, Treasurer, Secretary and Chief Compliance Officer, and the Adviser to report to the full Board on a variety of matters at regular and special meetings of the Board, including matters relating to risk management. The Board and the Audit Committee will also receive regular reports from the Fund’s independent registered public accounting firm on internal control and financial reporting matters. The Board will also receive reports from certain of the Fund’s other primary service providers on a periodic or regular basis, including the Fund’s distributor, and administrator. The Board may, at any time and in its discretion, change the manner in which it conducts risk oversight.

10

Committees of the Board of Trustees

Audit Committee

The Board has formed an Audit Committee that is responsible for overseeing the Fund’s accounting and financial reporting policies and practices, its internal controls, and, as appropriate, the internal controls of certain service providers; overseeing the quality and objectivity of the Fund’s financial statements and the independent audit of those financial statements; and acting as a liaison between the Fund’s independent auditors and the full Board. The Audit Committee has selected Kristen Leopold, an Independent Trustee, to serve in the role of Chairperson. In performing its responsibilities, the Audit Committee will select and recommend annually to the entire Board a firm of independent certified public accountants to audit the books and records of the Fund and will review with the firm the scope and results of each audit. The Audit Committee currently consists of each of the Independent Trustees. The Audit Committee convened three times during the fiscal year ended October 31, 2025.

Nominating and Governance Committee

The Board has formed a Nominating and Governance Committee that is responsible for selecting and nominating persons to serve as Trustees of the Fund. The Nominating and Governance Committee is responsible for both nominating candidates to be appointed by the Board to fill vacancies and for nominating candidates to be presented to Shareholders for election. In performing its responsibilities, the Nominating and Governance Committee will consider candidates recommended by management of the Fund and by Shareholders and evaluate them both in a similar manner, as long as the recommendation submitted by a Shareholder includes at a minimum: the name, address and telephone number of the recommending Shareholder and information concerning the Shareholder’s interests in the Fund in sufficient detail to establish that the Shareholder held Shares on the relevant record date; and the name, address and telephone number of the recommended nominee and information concerning the recommended nominee’s education, professional experience, and other information that might assist the Nominating and Governance Committee in evaluating the recommended nominee’s qualifications to serve as a trustee. The Nominating and Governance Committee may solicit candidates to serve as trustees from any source it deems appropriate. With the Board’s prior approval, the Nominating and Governance Committee may employ and compensate counsel, consultants, or advisers to assist it in discharging its responsibilities. The Nominating and Governance Committee currently consists of each of the Fund’s Independent Trustees. The Nominating and Governance Committee did not convene during the fiscal year ended October 31, 2025.

Trustee ownership of securities

As of December 31, 2025, none of the Trustees owned Shares of the Fund.

Independent Trustee ownership of securities

As of December 31, 2025, none of the Independent Trustees (or their immediate family members) owned securities of the Adviser or of an entity (other than a registered investment company) controlling, controlled by or under common control with the Adviser.

Trustee compensation

In consideration of the services rendered by the Independent Trustees, the Fund pays each Independent Trustee a retainer of $30,000 per year. Trustees who are interested persons will not be compensated by the Fund. The Trustees do not receive any pension or retirement benefits.

11

Code of Ethics

The Fund and the Adviser have each adopted a code of ethics pursuant to Rule 17j-1 of the Investment Company Act, which is designed to prevent affiliated persons of the Fund and the Adviser from engaging in deceptive, manipulative, or fraudulent activities in connection with securities held or to be acquired by the Fund. The codes of ethics permit persons subject to them to invest in securities, including securities that may be held or purchased by the Fund, subject to a number of restrictions and controls. Compliance with the codes of ethics is carefully monitored and enforced.

The codes of ethics are included as exhibits to the Fund’s registration statement filed with the SEC. The codes of ethics are available on the EDGAR database on the SEC’s Internet site at sec.gov and may also be obtained after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

Investment management and other services

The Adviser

Select Equity Group, L.P., a Delaware limited partnership, serves as the investment adviser to the Fund. The Adviser is registered with the SEC under the Advisers Act. The Adviser’s principals hold their interests in the Adviser through Select Equity Partners, L.P., which is majority owned by George Loening. Select Equity GP, LLC serves as the general partner for both Select Equity Group, L.P. and Select Equity Partners, L.P. George Loening serves as the managing member of Select Equity GP, LLC. Subject to the general supervision of the Board, and in accordance with the investment objective, policies, and restrictions of the Fund, the Adviser is responsible for the management and operation of the Fund and the investment of the Fund’s assets. The Adviser provides such services to the Fund pursuant to the investment management agreement (the “Investment Management Agreement”).

The Investment Management Agreement became effective as of March 13, 2025 and will continue in effect for an initial two-year term. Thereafter, the Investment Management Agreement continues in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund, or a majority of the Board, and (ii) the vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval. See “VOTING” in the Prospectus. The Investment Management Agreement will terminate automatically if assigned (as defined in the Investment Company Act) and is terminable at any time without penalty upon 60 days’ written notice to the Fund by either the Board or the Adviser. A discussion regarding the basis for the Board’s approval of the Investment Management Agreement is available in the Fund’s semi-annual report to Shareholders for the fiscal period ended April 30, 2025.

The Investment Management Agreement provides that, in the absence of willful misfeasance or gross negligence of its obligations to the Fund as determined by a court or other governmental body of competent jurisdiction in a final judgement, neither the Adviser and any partner, principal, director, officer or employee of the Adviser, nor any of their respective affiliates, executors, heirs, assigns, successors or other legal representatives, will not be liable for any error of judgment, for any mistake of law or for any act or omission by the person in connection with the performance of services to the Fund, except as may otherwise be provided under provisions of applicable state law or Federal securities law. The Investment Management Agreement also provides for indemnification, to the fullest extent permitted by law, by the Fund, of the Adviser, or any partner, principal, director, officer or employee of the Adviser, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which the person may be liable that arises in connection with the performance of services to the Fund, so long as the liability or expense is not incurred by reason of the person’s willful misfeasance or gross negligence of its obligations to the Fund as determined by a court or other governmental body of competent jurisdiction in a final judgement.

The Fund pays the Adviser an investment management fee (the “Investment Management Fee”) in consideration of the advisory and other services provided by the Adviser to the Fund. Pursuant to the Investment Management Agreement, the Fund pays the Adviser an Investment Management Fee at the annual rate of 1.00%, calculated and accrued daily and payable monthly in arrears based upon the Fund’s average daily net assets. The Investment Management Fee will be paid to the Investment Adviser before giving effect to any repurchase of Shares in the Fund effective as of that date, and will decrease the net profits or increase the net losses of the Fund that are credited to its Shareholders. For the purposes of determining the Investment Management Fee payable to the Adviser for any month, net assets will be calculated prior to any reduction for any fees and expenses of the Fund for that month, including, without limitation, the Investment Management Fee payable to the Adviser for that month. The Investment Management Fee will be computed as of the last day of each month and will be due and payable in arrears within fifteen business days after the end of the month. The Adviser had previously contractually agreed to waive 0.25% of the investment advisory fees payable to it through, July 1, 2026. The waiver of the Investment Management Fee under the Management Fee Waiver Agreement is not subject to recoupment by the Adviser.

12

During the fiscal period from April 1, 2025 (commencement of operations) through October 31, 2025, the Investment Management Fee paid by the Fund to the Adviser was $891,591. During the same period, the Adviser waived $222,899 of the Investment Management Fees payable to the Adviser.

In addition, promptly after the end of each fiscal year of the Fund, the Fund pays to the Adviser an incentive fee (the “Incentive Fee”) in an amount equal to 20% of the amount by which the Fund’s net profits attributable to each class of Shares for all Performance Periods (as defined below) ending within or coterminous with the close of such fiscal year exceed the balance of the loss carryforward account (as described below) maintained in respect of such class, without duplication for any Incentive Fee paid by the Fund in respect of such class during such fiscal year. The Fund also pays the Adviser the Incentive Fee in the event that a Performance Period ends in connection with the repurchase of Shares by the Fund or a dividend or other distribution payable by the Fund, in each case on the date as of which the Fund’s net asset value attributable to any class is calculated for such purpose; provided that only that portion of the Incentive Fee that is attributable to (i) the Shares being repurchased (not taking into account any proceeds from any contemporaneous issuance of Shares, by reinvestment of dividends and other distributions or otherwise), or (ii) the dividend or other distribution being paid by the Fund and not being reinvested in Shares of the Fund, will be paid to the Adviser for such Performance Period. The Incentive Fee, if any, is calculated and accrued on each date that the Fund calculates its net asset value.

For purposes of calculating the Incentive Fee, net profits means the amount by which: (a) the net assets of the Fund attributable to a class as of the end of a Performance Period, increased by the dollar amount of Shares of such class repurchased by the Fund during the Performance Period (excluding Shares of such class to be repurchased as of the last day of the Performance Period after the determination of the Incentive Fee) and by the amount of dividends and other distributions paid in respect of Shares of such class during the Performance Period and not reinvested in additional Shares of such class (excluding any dividends and other distributions to be paid as of the last day of the Performance Period), exceeds (b) the net assets of the Fund attributable to such class as of the beginning of the Performance Period, increased by the dollar amount of Shares of such class issued during the Performance Period (excluding any Shares of such class issued in connection with the reinvestment of dividends and other distributions paid by the Fund in respect of such class).

“Performance Period” means each 12-month period ending as of the Fund’s fiscal year-end (or such other period ending as of the Fund’s fiscal year-end in the event the Fund’s fiscal year is changed); provided that the period of time from the prior Performance Period-end through the valuation date of (i) a repurchase offer and (ii) a dividend or other distribution also constitutes a Performance Period.

The Incentive Fee is payable for a Performance Period only if and to the extent that the Fund’s loss carryforward account has a balance of zero. The loss carryforward account is a memorandum account with respect to each class that will have an initial balance of zero upon commencement of the class’s operations and, thereafter, will be credited as of the end of each Performance Period with the amount of any net loss of the Fund attributable to such class for that Performance Period, and will be debited with the amount of any net profits of the Fund attributable to such class for that Performance Period, as applicable. This is known as a “high water mark.”

In the event of the termination of the Investment Management Agreement, the Fund will pay an Incentive Fee to the Adviser calculated in a manner as if such termination date were the end of the Fund’s fiscal year.

During the fiscal period from April 1, 2025 (commencement of operations) through October 31, 2025, the Incentive Fee incurred by the Fund was $1,240,532.

The Adviser, at its expense, pays the Distributor a fee for certain distribution-related services, including licensing employees of the Adviser as registered representatives of the Distributor to facilitate marketing of Shares to financial intermediaries.

13

The Adviser has contractually entered into an “Expense Limitation and Reimbursement Agreement” with the Fund to limit through April 1, 2028 (the “Limitation Period”) the amount of “Specified Expenses” (as defined below) borne by the Fund in respect of Class I Shares, Class A Shares and Class B Shares during the Limitation Period to an amount not to exceed 0.65% per annum of the Fund’s net assets attributable to such Class (the “Expense Cap”). “Specified Expenses” is defined to include all expenses incurred in the business of the Fund, provided that the following expenses are excluded from the definition of Specified Expenses: (i) the Investment Management Fee; (ii) the Incentive Fee; (iii) Distribution and Servicing Fees in respect of any class of Shares; (iv) brokerage costs; (v) certain transaction-related expenses, including those incurred in connection with effecting short sales; (vi) interest payments; (vii) fees and expenses incurred in connection with a credit facility, if any, obtained by the Fund; (viii) taxes; and (ix) extraordinary expenses. The Adviser may extend the Limitation Period for the Fund on an annual basis. To the extent that Specified Expenses in respect of any class of Shares for any month exceed the Expense Cap applicable to a class of Shares, the Adviser will reimburse the Fund for expenses to the extent necessary to eliminate such excess. To the extent that the Adviser bears Specified Expenses in respect of a class of Shares, the Adviser may receive reimbursement for any expense amounts that were previously waived by the Adviser, for a period not to exceed three years from the date on which such expenses were waived by the Adviser, even if such reimbursement occurs after the termination of the Limitation Period, provided that the Fund may only make a repayment to the Adviser if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed the lesser of: (1) the Expense Cap in place at the time such amounts were waived by the Adviser; or (2) the Fund’s current Expense Cap.

During the fiscal period from April 1, 2025 (commencement of operations) through October 31, 2025, the Adviser waived $743,388 pursuant to the Expense Limitation and Reimbursement Agreement.

The Portfolio Management Team

The personnel of the Adviser who currently have primary responsibility for the day-to-day management of the Fund’s portfolio (the “Portfolio Management Team”) are:

George S. Loening. George is the Chairman and CEO of the Investment Adviser and served in the same position at SEGI and SOA, which he founded in 1990 and 2001, respectively. Mr. Loening has a B.A. from Columbia University.

Michael O’Reilly. Michael is an Associate Portfolio Manager for the Partnership. Mr. O’Reilly joined the Investment Adviser in January 2008. Prior to joining the Investment Adviser’s Research team, Mr. O’Reilly served as a Strategist and Business Analyst for the Investment Adviser’s Trading team. Prior to joining the Investment Adviser, he was Director at TraderForum, a membership group for buyside equity traders owned by Institutional Investor, from 2001 to 2007. Prior to working at TraderForum, he was a journalist for several trading publications. Mr. O’Reilly received a B.A. from Fordham University.

Other accounts managed by the Portfolio Management Team

The following table lists the number and types of accounts, other than the Fund, managed by the Fund’s Portfolio Management Team and assets under management in those accounts, as of October 31, 2025.

	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee
George Loening
Registered Investment Companies	0	$—	0	$—
Other Pooled Investment Vehicles	8	$7,228,207,623	8	$7,228,207,623
Other Accounts	738	$3,382,351,872	73	$897,945,263

14

	Number of Accounts	Assets of Accounts (in millions)	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee (in millions)
Michael O’Reilly
Registered Investment Companies	0	$—	0	$—
Other Pooled Investment Vehicles	6	$5,703,608,026	6	$5,703,608,026
Other Accounts	1	$158,789,840	1	$158,789,840

Table above represents regulatory assets under management.

Conflicts of interest

Members of the Portfolio Management Team are involved in the management of other accounts, including proprietary accounts, separate accounts, and other pooled investment vehicles. Members of the Portfolio Management Team may manage separate accounts or other pooled investment vehicles that may have materially higher or different fee arrangements than the Fund and may also be subject to performance-based fees. The side-by-side management of these separate accounts and pooled investment vehicles may raise potential conflicts of interest relating to cross trading and the allocation of investment opportunities.

The Adviser has a fiduciary responsibility to manage all client accounts in a fair and equitable manner. The Adviser seeks to provide best execution of all securities transactions and to allocate investments to client accounts in a fair and reasonable manner. To this end, the Adviser has developed policies and procedures designed to mitigate and manage the potential conflicts of interest that may arise from side-by-side management.

Compensation of the Portfolio Management Team

Each Portfolio Manager’s compensation is comprised of a fixed annual salary, a discretionary bonus and potentially an annual supplemental distribution paid by the Adviser, or its parent company, and not by the Fund.

Portfolio Management Team’s ownership of securities in the Fund

As of October 31, 2025, the following is listing the dollar range of the Shares owned by each Portfolio Management Team member.

NAME OF PORTFOLIO MANAGEMENT TEAM MEMBER	Dollar Range of Securities Beneficially Owned by Portfolio Management Team member
George S. Loening	Over $1,000,000
Michael O’Reilly	None

Brokerage

It is the policy of the Fund to obtain the best results in connection with effecting its portfolio transactions taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm and the firm’s risk in positioning a block of securities. The Fund contemplates that, consistent with the policy of obtaining the best net result, any brokerage transactions of the Fund may be conducted through affiliates of the Adviser as permitted under the Investment Company Act.

The Adviser may utilize “soft-dollar” arrangements, pursuant to which brokers provide research services to the Adviser in return for allocating brokerage transactions. The Adviser may also from time to time receive or be offered research services from brokers at no stated cost or requirement to execute transactions, and may trade with such brokers. These arrangements may be of benefit to the Fund or to other clients of Adviser but may not directly relate to transactions executed on behalf of the Fund. Accordingly, if the Adviser determines in good faith that the amount of commissions or transaction fees charged by the entity is reasonable in relation to the value provided, the Fund may pay an amount greater than that charged by another entity. The Adviser only enters into soft dollar arrangements that are covered by the safe harbor provided under Section 28(e) of the Exchange Act.

15

During the fiscal period from April 1, 2025 (commencement of operations) through October 31, 2025, the Fund paid $198,576 of brokerage commissions. As of October 31, 2025, the Fund held no securities of its regular brokers or dealers (or their parents).

Independent registered public accounting firm; legal counsel

[   ], located at [   ], has been selected as independent registered public accountants for the Fund and in such capacity will audit the Fund’s annual financial statements and financial highlights.

Faegre Drinker Biddle & Reath LLP, of One Logan Square, Suite 2000, Philadelphia, PA 19103-6996, serves as counsel to the Fund.

Administrator

The Fund has contracted with U.S. Bancorp Fund Services, LLC (the “Administrator”) to provide it with certain administrative and accounting services. For the fiscal period from April 1, 2025 (commencement of operations) through October 31, 2025, the Administrator received $64,833 in fees from the Fund.

Custodian

U.S. Bank, n.a. (the “Custodian”) serves as the primary custodian of the assets of the Fund and may maintain custody of such assets with U.S. and non-U.S. sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) in accordance with the requirements of Section 17(f) of the Investment Company Act. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of the Custodian or U.S. or non-U.S. sub-custodians in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 1555 River Center Drive, Suite 302, Milwaukee, Wisconsin 53212.

Calculation of net asset value

The Fund calculates its NAV as of the close of business on each Business Day and at such other times as the Board may determine, including in connection with repurchases of Shares, in accordance with the procedures described below or as may be determined from time to time in accordance with policies established by the Board (each, a “Determination Date”). In determining its net asset value, the Fund values its investments as of the relevant Determination Date. The net asset value of the Fund equals, unless otherwise noted, the value of the total assets of the Fund (including the net asset value of each class of Shares), less all of its liabilities, including accrued fees and expenses, each determined as of the relevant Determination Date. The net asset values of Class I Shares, Class A Shares and Class B Shares are calculated separately based on the fees and expenses applicable to each class. It is expected that the net asset value of Class I Shares, Class A Shares and Class B Shares will vary over time as a result of the differing fees and expenses applicable to each class.

Taxation of the Fund

The following summarizes certain additional tax considerations generally affecting the Fund and its Shareholders that are not described in the Prospectus. No attempt is made to present a detailed explanation of the tax treatment of the Fund or its Shareholders, and the discussions here and in the Prospectus are not intended as a substitute for careful tax planning. Potential investors should consult their tax advisers with specific reference to their own tax situations.

The discussions of the federal tax consequences in the Prospectus and this SAI are based on the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations issued under it, and court decisions and administrative interpretations, as in effect on the date of this SAI. Future legislative or administrative changes or court decisions may significantly alter the statements included herein, and any such changes or decisions may be retroactive.

Election of the Fund to be taxed as a RIC

The Fund intends to elect to be treated as a RIC under Subchapter M of Title A, Chapter 1, of the Code. As a RIC, the Fund generally will not have to pay corporate-level U.S. federal income taxes on any net taxable income that it distributes to its Shareholders from the Fund’s tax earnings and profits. To qualify as a RIC, the Fund must, among other things, meet certain source-of-income and asset diversification requirements (as described below).

16

Taxation as a RIC

As a RIC, in any taxable year with respect to which the Fund distributes at least 90% of the sum of the Fund’s: (i) “investment company taxable income,” which includes, among other items, dividends, interest, the excess of any net realized short-term capital gains over net realized long-term capital losses, and other taxable income (other than any net capital gain), reduced by deductible expenses, determined without regard to the deduction for dividends paid and (ii) net tax exempt interest income (which is the excess of the Fund’s gross tax exempt interest income over certain disallowed deductions), the Fund generally will not be subject to U.S. federal income tax on investment company taxable income and net capital gains that the Fund distributes to its Shareholders (the “Annual Distribution Requirement”). The Fund intends to distribute, in its Shares and/or cash, annually, all or substantially all of such income. To the extent that the Fund retains its net capital gains for investment or any investment company taxable income, the Fund will be subject to U.S. federal income tax. The Fund may choose to retain its net capital gains for investment or any investment company taxable income, and pay the associated U.S. federal corporate income tax, including the U.S. federal excise tax (described below).

The Fund may retain some or all of its realized net long-term capital gains in excess of realized net short-term capital losses and designate the retained net capital gains as a “deemed distribution.” In that case, among other consequences, the Fund will pay tax on the retained amount and each Shareholder will be required to include its share of the deemed distribution in income as if it had been actually distributed to the Shareholder, and such Shareholder will be entitled to claim a credit equal to its allocable share of the tax paid thereon by the Fund for U.S. federal income tax purposes. A Shareholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form to claim a refund with respect to the allocable share of the taxes that the Fund has paid. For U.S. federal income tax purposes, the tax basis of Shares owned by a Shareholder will be increased by an amount equal to the excess of the amount of undistributed capital gains included in the Shareholder’s gross income over the tax deemed paid by the Shareholder as described in this paragraph. To utilize the deemed distribution approach, the Fund must provide written notice to Shareholders prior to the expiration of 60 days after the close of the relevant taxable year. The Fund may also make actual distributions to its Shareholders of some or all of realized net long-term capital gains in excess of realized net short-term capital losses.

The Fund will be subject to a 4% nondeductible U.S. federal excise tax (the “Excise Tax”) on certain undistributed income unless the Fund distributes in a timely manner an amount at least equal to the sum of (i) 98% of the Fund’s net ordinary income for each calendar year, (ii) 98.2% of the Fund’s capital gain net income for the one-year period ending October 31 in that calendar year and (iii) any income recognized, but not distributed, in preceding years and on which the Fund paid no U.S. federal income tax (the “Excise Tax Avoidance Requirement”). While the Fund intends to distribute any income and capital gains in the manner necessary to minimize imposition of the Excise Tax, sufficient amounts of the Fund’s taxable income and capital gains may not be distributed to avoid entirely the imposition of the Excise Tax. In that event, the Fund will be liable for the Excise Tax only on the amount by which the Fund does not meet the Excise Tax Avoidance Requirement.

In addition to the Annual Distribution Requirement, in order to qualify as a RIC for U.S. federal income tax purposes, the Fund must, among other things:

•	derive in each taxable year at least 90% of the Fund’s gross income from dividends, interest, payments with respect to certain securities, debt, gains from the sale of stock or other securities, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to the Fund’s business of investing in such stock or securities (the “Source of Income Test”); and

•	diversify the Fund’s holdings so that at the end of each quarter of the taxable year:

•	at least 50% of the value of the Fund’s assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of the Fund’s assets or more than 10% of the outstanding voting securities of such issuer; and

•	no more than 25% of the value of the Fund’s assets are invested in the securities, other than U.S. Government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by the Fund and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships,” (the “Diversification Tests”).

17

For U.S. federal income tax purposes, under various provisions of the Code, the Fund may be required to recognize taxable income in circumstances in which the Fund does not receive a corresponding payment in cash. For example, if the Fund holds debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), the Fund must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Fund in the same taxable year. The Fund may also be required to include in income other amounts that the Fund has not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. Accrual method taxpayers are required to include certain amounts in income no later than the time such amounts are reflected on their financial statements. The Fund anticipates that a portion of its income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.

Because any original issue discount or other amounts accrued will be included in the Fund’s investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to its Shareholders in order to satisfy the Annual Distribution Requirement, even though the Fund will not have received any corresponding cash amount. As a result, the Fund may have difficulty meeting the Annual Distribution Requirement necessary to qualify for and maintain RIC tax treatment under the Code. The Fund may need to sell some of the Fund’s investments at times and/or at prices the Fund would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities to meet its Annual Distribution Requirements. If the Fund is not able to obtain cash from other sources, the Fund may fail to qualify for RIC tax treatment and/or be subject to corporate-level U.S. federal income tax.

In the event the Fund owns equity interests in operating businesses conducted in “pass-through” form (i.e., as a partnership for U.S. federal income tax purposes), income from such equity interests may not qualify for purposes of the Source of Income Test and, as a result, the Fund may be required to hold such interests through a taxable subsidiary corporation. In such a case, any income from such equity interests should not adversely affect the Fund’s ability to meet the Source of Income Test, although such income generally would be subject to U.S. federal income tax, which the Fund would indirectly bear through its ownership of such subsidiary corporation.

The Fund is authorized to borrow funds and to sell assets in order to satisfy its distribution requirements. However, under the Investment Company Act, the Fund is not permitted to make distributions to its Shareholders while its debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. Moreover, the Fund’s ability to dispose of assets to meet the Fund’s distribution requirements may be limited by (i) the illiquid nature of the Fund’s portfolio and/or (ii) other requirements relating to the Fund’s qualification as a RIC, including the Diversification Tests. If the Fund disposes of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, the Fund may make such dispositions at times that, from an investment standpoint, are not advantageous.

Fund Investments

General. Certain of the Fund’s investment practices are subject to special and complex U.S. federal income tax provisions that may: (i) disallow, suspend, or otherwise limit the allowance of certain losses or deductions, including the dividends received deduction, (ii) convert lower taxed long-term capital gains and qualified dividend income into higher taxed short-term capital gains or ordinary income, (iii) convert ordinary loss or a deduction into capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions and (vii) produce income that will not qualify for purposes of the 90% annual gross income requirement described above. The Fund will monitor its transactions and may decide to make certain tax elections, may be required to borrow money, or may be required to dispose of securities to mitigate the effect of these rules and prevent disqualification of the Fund as a RIC.

Original Issue Discount. The Fund may make investments in securities that are issued at a discount or providing for deferred interest or paid-in-kind interest and are subject to special tax rules that will affect the amount, timing, and character of distributions to the Fund’s Shareholders. For example, with respect to securities issued at a discount, the Fund will generally be required to accrue daily, as income, a portion of the discount and to distribute such income each year to maintain the Fund’s qualification as a RIC and to avoid U.S. federal income and the Excise Tax. Since in certain circumstances the Fund may recognize income before or without receiving cash representing such income, the Fund may have difficulty making distributions in the amounts necessary to satisfy the Annual Distribution Requirement and for avoiding U.S. federal income and the Excise Tax. Accordingly, the Fund may have to sell some of its investments at times the Fund would not consider advantageous, raise additional debt or equity capital, or reduce new investments to meet these distribution requirements. If the Fund is not able to obtain cash from other sources, the Fund may fail to qualify as a RIC and thereby be subject to corporate-level U.S. federal income tax.

18

Hedging and Derivative Transactions. Gain or loss, if any, realized from certain financial futures or forward contracts and options transactions (“Section 1256 contracts”) generally is treated as 60% long-term capital gain or loss (as applicable) and 40% short-term capital gain or loss (as applicable). Gain or loss will arise upon exercise or lapse of Section 1256 contracts. In addition, any Section 1256 contracts remaining unexercised at the end of an Investor’s taxable year are treated as sold for their then fair market value, resulting in the recognition of gain or loss characterized in the manner described above.

Offsetting positions held by the Fund involving certain financial futures or forward contracts or options transactions with respect to actively traded personal property may be considered, for U.S. federal income tax purposes, to constitute “straddles.” To the extent the straddle rules apply to positions established by the Fund, losses realized by the Fund may be deferred to the extent of unrealized gain in the offsetting positions. Short-term capital loss on straddle positions may be recharacterized as long-term capital loss, and long-term capital gains on straddle positions may be treated as short-term capital gains or ordinary income. Interest and carrying charges allocable to positions in straddles is required to be capitalized, rather than deducted as accrued. Certain of the straddle positions held by the Fund may constitute “mixed straddles.” One or more elections may be made in respect of the U.S. federal income tax treatment of “mixed straddles,” resulting in different tax consequences. In certain circumstances, the provisions governing the tax treatment of straddles override or modify certain of the provisions discussed above.

If the Fund either holds (i) an appreciated financial position with respect to stock, certain debt obligations or partnership interests (“appreciated financial position”) and enters into a short sale, futures, forward, or offsetting notional principal contract (collectively, a “Contract”) with respect to the same or substantially identical property, or (ii) an appreciated financial position that is a Contract and acquires property that is the same as, or substantially identical to, the underlying property, the Fund generally will be taxed as if the appreciated financial position were sold at its fair market value on the date the Fund enters into the financial position or acquires the property, respectively. The foregoing will not apply, however, to any transaction during any taxable year that otherwise would be treated as a constructive sale if the transaction is closed within 30 days after the end of that year and the appreciated financial position is held unhedged for 60 days after that closing (i.e., at no time during that 60-day period is the risk of loss relating to the appreciated financial position reduced by reason of certain specified transactions with respect to substantially identical or related property, such as by reason of an option to sell, being contractually obligated to sell, making a short sale, or granting an option to buy substantially identical stock or securities).

If the Fund enters into certain derivatives (including forward contracts, long positions under notional principal contracts, and related puts and calls) with respect to equity interests in certain pass-through entities, long-term capital gain with respect to the derivative may be recharacterized as ordinary income to the extent it exceeds the long-term capital gain that would have been realized had the interest in the pass-through entity been held directly during the term of the derivative contract. Any gain recharacterized as ordinary income will be treated as accruing at a constant rate over the term of the derivative contract and may be subject to an interest charge.

Foreign Investments. The Fund may be subject to withholding and other foreign taxes with respect to its investment in foreign securities. The Fund does not expect to satisfy the requirement to pass through to Shareholders their share of the foreign taxes paid by the Fund.

The Fund may invest in non-U.S. corporations (or other non-U.S. entities treated as corporations for U.S. federal income tax purposes). Thus, it is possible that one or more such entities in which the Fund invests could be treated under the Code and Treasury Regulations as a “passive foreign investment company” or a “controlled foreign corporation.” The rules relating to investments in these types of non-U.S. entities are designed to ensure that U.S. taxpayers are either, in effect, taxed currently (or on an accelerated basis with respect to corporate level events) or taxed at increased tax rates at distribution or disposition. In certain circumstances this could require the Fund to recognize income when the Fund does not receive a corresponding payment in cash and make distributions with respect to such income in order to maintain the Fund’s qualification as a RIC. Under such circumstances, the Fund may have difficulty meeting the Annual Distribution Requirement necessary to maintain RIC tax treatment under the Code. Under certain circumstances, an investment in a passive foreign investment company could result in a tax to the Fund and/or an increase in the amount of taxable distributions by the Fund. In addition, under proposed Treasury Regulations, taxable income inclusions from certain passive foreign investment companies and controlled foreign corporations would not qualify for purposes of the Source of Income Test to the extent that the fund does not receive a current distribution of cash from such passive foreign investment companies or controlled foreign corporations, as the case may be, in respect of such income inclusions.

19

Failure to qualify as a RIC

If the Fund failed to satisfy the annual Source of Income Test or the Diversification Tests for any quarter of a taxable year, the Fund might nevertheless continue to qualify as a RIC for such year if certain relief provisions of the Code applied (which might, among other things, require the Fund to pay certain corporate-level U.S. federal taxes and/or to dispose of certain assets). If the Fund failed to qualify for treatment as a RIC and such relief provisions did not apply, the Fund would be subject to U.S. federal income tax on all of its net taxable income at regular corporate U.S. federal income tax rates (and the Fund also would be subject to any applicable state and local taxes), regardless of whether the Fund made any distributions to Shareholders. The Fund would not be able to deduct distributions to its Shareholders, nor would the Fund be required to make distributions to its Shareholders for U.S. federal income tax purposes. Any distributions the Fund made generally would be taxable to its U.S. Shareholders as ordinary dividend income and, subject to certain limitations under the Code, would be eligible for the 20% maximum U.S. federal income tax rate applicable to individuals and other non-corporate U.S. Shareholders, to the extent of the Fund’s current or accumulated earnings and profits. Subject to certain limitations under the Code, U.S. Shareholders that are corporations for U.S. federal income tax purposes would be eligible for the dividends-received deduction, with respect to such amounts. Distributions in excess of the Fund’s current and accumulated earnings and profits would be treated first as a return of capital to the extent of the Shareholder’s adjusted tax basis in its Shares, and any remaining distributions would be treated as a capital gain.

Subject to a limited exception applicable to RICs that qualified as such for at least one year prior to disqualification and that re-qualify as a RIC no later than the second year following the non-qualifying year, the Fund could be subject to U.S. federal income tax on any net built-in gains in the assets held by it at the time of its re-qualification as a RIC that are recognized during the 5-year period after such requalification, unless it made a special election to pay corporate-level U.S. federal income tax on such net built-in gains at the time of its requalification. The Fund may decide to be taxed as a regular corporation (thereby becoming subject to U.S. federal income and other taxes as set forth above) even if it would otherwise qualify as a RIC if it determines that treatment as a corporation for a particular year would be in its best interests.

State and Local Taxes

Although the Fund expects to qualify as a “regulated investment company” and to be relieved of all or substantially all federal income taxes, depending upon the extent of its activities in states and localities in which its offices are maintained, in which its agents or independent contractors are located or in which it is otherwise deemed to be conducting business, the Fund may be subject to the tax laws of such states or localities.

Proxy voting policies and procedures

The Board has delegated responsibility for decisions regarding proxy voting for securities held by the Fund to the Adviser. The Adviser will vote such proxies in accordance with its proxy policies and procedures. Copies of the Adviser’s proxy policies and procedures are included as Appendix B to this SAI. The Board will periodically review the Fund’s proxy voting record. The Fund is required to file Form N-PX, with its complete proxy voting record for the twelve months ended June 30, no later than August 31 of each year. The Fund’s Form N-PX filings will be available: (i) without charge, upon request, by calling the Fund at 844-536-2990 or (ii) by visiting the SEC’s website at. sec.gov.

Control persons and principal shareholders

A control person generally is a person who beneficially owns more than 25% of the voting securities of a company or has the power to exercise control over the management or policies of such company. As of [ ], 2026, the Fund [does not] have any control persons other than the Adviser and its affiliates, which provided the initial seed capital for the Fund.

20

Financial statements

Appendix A and Appendix B to this SAI provide financial information regarding the Fund. Appendix A includes the Fund’s audited financial statements for the fiscal year ended October 31, 2025 and the related report of [ ], the Fund’s independent registered public accounting firm. Appendix B includes the Fund’s unaudited financial statements for the semi-annual period ended April 30, 2026. The Fund issues a complete set of financial statements on a semi-annual basis in accordance with generally accepted accounting principles. The Fund’s Annual and Semi-Annual Reports may be obtained (i) without charge, upon request, by calling the Fund at 844-536-2990 or (ii) by visiting the SEC’s website at sec.gov.

21

ADDITIONAL INFORMATION

A registration statement on Form N-2, including amendments thereto, relating to the Shares offered hereby, has been filed by the Fund with the SEC. The Prospectus and this Statement of Additional Information do not contain all of the information set forth in the registration statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the Shares offered hereby, reference is made to the registration statement. A copy of the registration statement may be reviewed and copied on the EDGAR database on the SEC’s website at sec.gov. Prospective investors can also request copies of these materials, upon payment of a duplicating fee, by electronic request at the SEC’s e-mail address (publicinfo@sec.gov).

22

APPENDIX A — FINANCIAL STATEMENTS FOR THE
FISCAL YEAR ENDED OCTOBER 31, 2025

[To be filed by amendment]

A-1

APPENDIX B — UNAUDITED FINANCIAL STATEMENTS FOR THE FISCAL PERIOD ENDED APRIL 30, 2026

[To be filed by amendment]

B-1

APPENDIX C — PROXY VOTING POLICIES AND PROCEDURES

Select Equity Group, L.P.

Proxy Voting

Purpose and Scope

Rule 206(4)-61 under the Advisers Act requires every investment adviser to adopt and implement written policies and procedures, reasonably designed to ensure that the adviser votes proxies in the best interest of its clients and in a manner that is free of conflicts of interest. The Rule further requires the adviser to provide a concise summary of the adviser’s proxy voting process and offer to provide copies of the complete proxy voting policy and procedures to clients upon request. Lastly, the Rule requires that the adviser disclose to clients how they may obtain information on how the adviser voted their proxies.

Select Equity Group, L.P. (“SEG”) votes proxies for a great majority of its clients, and therefore has adopted and implemented this Proxy Voting policy and procedures. Any questions about this document should be directed to the Proxy Committee (the “Committee”) or Legal/Compliance, as appropriate.

Policy

It is the general policy of SEG to vote client proxies in the interest of maximizing shareholder value. However, SEG’s policy on voting proxies can differ for certain clients based on their investment strategy (where agreed between the Committee and the CCO or her designee) – such voting policies (or a summary thereof) will be separately communicated to the applicable clients.

To that end, SEG has developed the following guidelines, which are designed to be responsive to the wide range of subjects that can have a significant effect on the investment value of the securities held in clients’ accounts. However, these guidelines are not exhaustive due to the variety of proxy voting issues that SEG may be required to consider. Furthermore, SEG reserves the right to depart from these guidelines in order to avoid voting decisions that it believes may be contrary to SEG’s clients’ best interests. In reviewing proxy issues, SEG will apply the following general guidelines. The firm may also retain, as needed, proxy advisory services to assist in analysis.

A. Elections of Directors:    SEG will vote in favor of management’s proposed slate of directors unless there is a proxy fight for seats on the board or SEG determines that there are other compelling reasons to vote against or withhold votes. SEG believes that directors have a duty to respond to shareholder actions that have received significant shareholder support. Accordingly, SEG may vote against or withhold votes for directors that, for instance, fail to submit a rights plan to a shareholder vote or fail to act on tender offers where a majority of shareholders have tendered their shares.

B. Appointment of Auditors:    SEG believes that the company remains in the best position to choose the auditors and will generally support management’s recommendation. However, SEG recognizes that there may be inherent conflicts when a company’s independent auditor performs substantial non-audit related services for the company. Therefore, SEG may vote against the appointment of auditors if the fees for non-audit related services are disproportionate to the total audit fees paid by the company or there are other reasons to question the independence or competence of the company’s auditors.

C. Changes in Capital Structure:    Changes in a company’s charter, articles of incorporation or by-laws are often technical and administrative in nature, or driven by changes in laws or regulations. Absent a compelling reason to the contrary, SEG will cast its votes in accordance with the company’s management on such proposals. However, SEG will review and analyze on a case-by-case basis any non-routine proposals that are likely to affect the structure and operation of the company or have a material economic effect on the company. For example, SEG will generally support proposals to increase authorized common stock when it is necessary to implement a stock split, aid in restructuring or acquisition or provide a sufficient number of shares for an employee savings plan, stock option or executive compensation plan as long as the parameters of the plan are reasonable and dilution is not outsized.

____________
1	Rule 206(4)-6 is supplemented by Investment Advisers Act Release No. 5325 (September 10, 2019) (“Release No. 5325”), which contains guidance regarding the proxy voting responsibilities of investment advisers under the Advisers Act. Among other subjects, Release No. 5325 addresses the oversight of proxy advisory firms by investment advisers.

C-1

However, a satisfactory explanation of a company’s intentions must be disclosed in the proxy statement for proposals requesting an increase of greater than one hundred percent of the shares outstanding. SEG will generally oppose increases in authorized common stock where there is evidence that the shares will be used to implement a poison pill or another form of anti-takeover device.

D. Corporate Restructurings, Mergers and Acquisitions:    SEG believes proxy votes dealing with corporate reorganizations are an extension of the investment decision. Accordingly, SEG will analyze such proposals on a case-by-case basis.

E. Proposals Affecting Shareholder Rights:    SEG believes that certain fundamental rights of shareholders must be protected. SEG will generally vote in favor of proposals that give shareholders a greater voice in the affairs of the company and generally oppose measures that seek to limit those rights, including dual class shares that concentrate voting power. However, when analyzing such proposals SEG will weigh the financial impact of the proposal against the impairment of shareholder rights.

F. Corporate Governance:    SEG recognizes the importance of good corporate governance in ensuring that management and the board of directors fulfill their obligations to the shareholders. SEG favors proposals promoting transparency and accountability within a company. For example, SEG will vote for proposals providing for equal access to proxies and a majority of independent directors on key committees.

G. Anti-Takeover Measures:    SEG believes that measures that impede takeovers or entrench management not only infringe on the rights of shareholders but may also have a detrimental effect on the value of the company. SEG will generally oppose proposals, regardless of whether they are advanced by management or shareholders, if its purpose or effect is to entrench management or dilute shareholder ownership. Conversely, SEG supports proposals that would restrict or otherwise eliminate anti-takeover measures that have already been adopted by corporate issuers. For example, SEG will support shareholder proposals that seek to require the company to submit a shareholder rights plan to a shareholder vote. SEG will evaluate, on a case-by-case basis, proposals to completely redeem or eliminate such plans. Furthermore, SEG will generally oppose proposals put forward by management (including blank check preferred stock, classified boards and supermajority vote requirements) that appear to be intended as management entrenchment mechanisms.

H. Executive Compensation:    SEG believes that company management and the compensation committee of the board of directors should, within reason, be given latitude to determine the types and mix of compensation and benefit awards offered. Whether proposed by a shareholder or management, SEG will review proposals relating to executive compensation plans on a case-by-case basis to ensure that the long-term interests of management and shareholders are properly balanced and aligned. SEG will analyze the proposed plans to ensure that shareholder equity will not be excessively diluted, the option exercise price is not below market price on the date of grant and an acceptable number of employees are eligible to participate in such programs. As a general rule, SEG strongly supports the granting of performance based stock units and restricted stock in addition to, or instead of, stock options, and SEG will generally oppose plans that permit re-pricing of underwater stock options without shareholder approval. Other factors such as the company’s performance and industry practice will generally be factored into SEG’s analysis. SEG will support proposals to submit severance packages triggered by a change in control to a shareholder vote and proposals that seek additional disclosure of executive compensation.

I. Environmental and Social Proposals:    SEG believes companies should understand the full range of risks facing their businesses that can impact long term shareholder value, including those related to natural and social capital. While we will review proposals on a case-by-case basis, we will generally support resolutions that ask for reasonable environmental or social disclosures where we identify the issue as material to the business, where we believe there is insufficient disclosure for investors to appropriately assess the risks, and where greater attention to these issues may help protect shareholder value.

Any general or specific proxy voting guidelines provided by an advisory client or its designated agent in writing will supersede this policy. Clients may wish to have their proxies voted by an independent third party or other named fiduciary or agent, at the client’s cost.

C-2

Procedures for Identification and Voting of Proxies; Conflicts of Interest

These proxy voting procedures are designed to enable SEG to resolve material conflicts of interest with clients before voting their proxies in the interest of shareholder value.

1.	SEG shall maintain a list of all clients for which it votes proxies. The list will be maintained electronically and updated with proxy voting information from client agreements.

2.	SEG shall request that clients ensure that SEG is the designated party to receive proxy voting materials from companies or intermediaries. Separately managed account clients also should ensure that all required power-of-attorney documents are on file with their custodians to permit SEG to vote shares in the non-U.S. jurisdictions where such documentation is required.

3.	SEG or its designated third-party proxy administrator shall request receipt of proxy voting materials and will be responsible for ensuring that proxies for which it is eligible to vote are submitted in a timely manner.

4.	SEG will ask to recall securities out on loan held by its private funds and/or SEG Partners Long/Short Equity Fund prior to the record date of any scheduled vote. Separately managed account clients that engage in securities lending are responsible for ensuring that any securities out on loan are recalled or SEG will not be able to vote the shares out on loan.

5.	The Analyst voting the proxy will reasonably try to assess any material conflicts between SEG’s interests and those of its clients with respect to proxy voting (e.g., if, at the time of the scheduled vote, the Analyst voting the proxy is aware that SEG or its affiliates hold securities of a company for which an advisory client of SEG (a) acts as an officer or director or (b) is a significant shareholder).

6.	So long as no material conflicts of interest have been identified by the Analyst voting the proxy, SEG will vote proxies according to the guidelines set forth above. SEG may also elect to abstain from voting if it deems such abstention in its clients’ best interests. The rationale for the occurrence of voting that deviates from the guidelines will be documented and the documentation will be maintained in a permanent file.

7.	If the Analyst voting the proxy detects a conflict of interest, the following process will be followed:

a.	The Committee and Legal/Compliance will be notified of the conflict of interest.

b.	If SEG’s proposed vote is consistent with the proxy voting guidelines and policy as set forth above, no further action is required.

c.	If SEG’s proposed vote is inconsistent with the proxy voting guidelines or policy, then, the Chairperson of the Committee will, as soon as is reasonably practicable, convene the Committee, and the proceedings of and decisions made in such meeting will be recorded in the minutes. Members of the Committee are listed on Attachment G of SEG’s Compliance Manual.

d.	The Committee will identify the issuer and proposal to be considered. The Committee will also identify any conflict of interest that has been detected, the vote that the relevant Analyst believes is in the interest of shareholder value and the reasons why.

e.	The members of the Committee will then consider the proposal by reviewing the proxy voting materials and any additional documentation a member(s) feels necessary in determining the appropriate vote.

f.	The Committee will then discuss the proposal at hand and determine the vote that it believes will best promote shareholder value (“Determination”) (the Committee shall be entitled to liaise with its professional advisors to inform its Determination if it deems advisable. Committee members will be required to certify that they are not personally subject to any additional material conflicts of interest with respect to the proposal at hand in order to participate in the Determination). The Committee will document its decision for SEG’s internal records, and the vote will be cast in line with the Committee’s final Determination.

C-3

8.	All proxy votes will be recorded on an internal SEG proxy voting record or in another suitable place, including electronic storage format with any third party SEG engages to facilitate proxy voting. In the event that SEG votes the same proxy in two directions, it shall maintain documentation to support its voting (this may occur if a client requires SEG to vote a certain way on an issue, while SEG deems it beneficial to vote in the opposite direction for its other clients) in the file.

9.	SEG shall have procedures in place to reconcile proxies voted with client positions.

10.	SEG may abstain from voting proxies for which their clients were the account holder of record but have since completely liquidated the position before the proxy voting deadline for submission is reached. SEG may additionally abstain from voting proxies when it is deemed in the client’s best interests to not vote.

11.	The Committee is responsible for overseeing the services provided by the proxy advisory firm in accordance with the Vendor Management Oversight policy and the guidance set out in Release No. 5325.

Recordkeeping

SEG must maintain the documentation described in the following section for a period of not less than five years, the first two years at its principal place of business. The Committee or its designee will be responsible for the following procedures and for ensuring that the required documentation is retained.

Client request to review proxy votes:

•	Any request, whether written (including e-mail) or oral, for SEG’s proxy voting policies and procedures or for information as to how a particular client’s securities were voted, received by any employee of SEG, must be promptly reported to Client Services. All written requests must be retained in the client’s file.

•	Clients are permitted to request the proxy voting record for the 5-year period prior to their request.

Proxy Voting Policy and Procedures:

•	“Concise” Proxy Policy and Procedure separate disclosure documentation must be provided to clients prior to or at the time of entering into an advisory agreement. This disclosure document for clients subject to this proxy voting policy (attached as Attachment H) discloses how clients may obtain information about how SEG voted with respect to their securities and describes SEG’s voting policies and procedures.

Proxy statements received regarding client securities:

•	Upon receipt of a proxy, maintain a copy of the proxy statement or card along with a copy of the proxy solicitation instructions.

•	Note: SEG is permitted to rely on proxy statements filed on the SEC’s EDGAR system instead of keeping its own copies.

Proxy voting records:

SEG proxy voting record. The following information must be maintained in connection with each proxy vote:

•	Issuer Name.

•	Security’s ticker symbol or CUSIP, as applicable.

•	Shareholder meeting date.

•	Number of shares voted by SEG.

•	Number of shares on loan.

•	Brief description of the matter voted on.

•	Category of the matter voted on.

•	Whether the matter was proposed by issuer or a security-holder.

C-4

•	Whether SEG cast a vote.

•	How SEG cast its vote (for the proposal, against the proposal or abstain).

•	Whether SEG cast its vote with or against management.

•	Documents prepared or created by SEG that were material to deciding how to vote, or that formed the basis for the decision. This includes Committee minutes.

Proxy Solicitation

SEG may disclose how it has voted on a particular proxy or proxies to clients or other third parties after the applicable vote(s) have been counted at the relevant shareholder meeting(s).

There may be special circumstances that warrant earlier disclosure to outside parties of our vote or intended vote; however, no advance disclosures should take place without express prior approval from Legal/Compliance.

At no time may any employee accept any remuneration or other benefit in connection with the solicitation of proxies. The Committee, in consultation with Legal/Compliance, shall handle all responses to such solicitations.

Class Actions and Other Litigation

SEG does not undertake to provide advice or participate on behalf of its individually managed account clients with respect to legal matters, including class action settlements and bankruptcies. SEG does not believe it has the requisite authority to act on its clients’ behalf in such matters. SEG may, however, where it deems appropriate in its discretion, elect to participate in class action settlements or other litigation on behalf of its private funds where it does have the requisite authority to take such action.

Though SEG does not have the authority to act on behalf of its individually managed account clients, SEG will assist clients who wish to participate in such litigation by providing relevant client account information in conjunction with such clients’ custodian.

C-5

PART C:

OTHER INFORMATION

SEG Partners Long/Short Equity Fund (the “Registrant”)

Item 25. Financial Statements and Exhibits

(1)	Financial Statements:
[Financial Statements are included as Appendix A and Appendix B to the Statement of Additional Information filed herewith].
(2)	Exhibits
	(a)(1)	Agreement and Declaration of Trust is incorporated by reference to Exhibit (a)(1) to the Registrant’s Registration Statement on Form N-2 (Reg. No. 811-24024) as previously filed on November 14, 2024.
	(a)(2)	Certificate of Trust is incorporated by reference to Exhibit (a)(2) to the Registrant’s Registration Statement on Form N-2 (Reg. No. 811-24024) as previously filed on November 14, 2024.
	(b)	By-Laws are incorporated by reference to Exhibit (b) to the Registrant’s Registration Statement on Form N-2 (Reg. No. 811-24024) as previously filed on November 14, 2024.
	(c)	Not applicable.
	(d)	Refer to Exhibit (a)(1), (b).
	(e)	Terms and Conditions of Dividend Reinvestment Plan is incorporated by reference to Exhibit (e) to the Registrant’s Registration Statement on Form N-2 (Reg. No. 811-24024) as previously filed on March 27, 2025.
	(f)	Not applicable.
	(g)	Advisory Agreement is incorporated by reference to Exhibit (g)(1) to the Registrant’s Registration Statement on Form N-2 (Reg. No. 811-24024) as previously filed on March 27, 2025.
	(h)(1)	Distribution Agreement is incorporated by reference to Exhibit (h)(1) to the Registrant’s Registration Statement on Form N-2 (Reg. No. 811-24024) as previously filed on March 27, 2025.
	(h)(2)	Distribution and Service Plan for Class A Shares is incorporated by reference to Exhibit (h)(2) to the Registrant’s Registration Statement on Form N-2 (Reg. No. 811-24024) as previously filed on July 15, 2026.
	(h)(3)	Form of Distribution and Service Plan for Class B Shares is filed herewith.
	(i)	Not applicable.
	(j)	Custody Agreement is incorporated by reference to Exhibit (j) to the Registrant’s Registration Statement on Form N-2 (Reg. No. 811-24024) as previously filed on March 27, 2025.
	(k)(1)	Administration Agreement is incorporated by reference to Exhibit (k)(1) to the Registrant’s Registration Statement on Form N-2 (Reg. No. 811-24024) as previously filed on March 27, 2025.
	(k)(2)	Fund Accounting Servicing Agreement is incorporated by reference to Exhibit (k)(2) to the Registrant’s Registration Statement on Form N-2 (Reg. No. 811-24024) as previously filed on March 27, 2025.
	(k)(3)	Transfer Agent Servicing Agreement is incorporated by reference to Exhibit (k)(3) to the Registrant’s Registration Statement on Form N-2 (Reg. No. 811-24024) as previously filed on March 27, 2025.
	(k)(4)	Form of Amended and Restated Expense Limitation and Reimbursement Agreement is filed herewith.
	(k)(5)	Form of Amended and Restated Multiple Class Plan is filed herewith.
	(l)	Opinion and Consent of Faegre Drinker Biddle & Reath LLP to be filed by amendment.
	(m)	Not applicable.
	(n)	Consent of Independent Registered Public Accounting Firm to be filed by amendment.
	(o)	Not applicable.
	(p)	Not applicable.
	(q)	Not applicable.
	(r)(1)	Code of Ethics of Registrant is incorporated by reference to Exhibit (r)(1) to the Registrant’s Registration Statement on Form N-2 (Reg. No. 811-24024) as previously filed on March 27, 2025.
	(r)(2)	Code of Ethics of Select Equity Group, L.P. is incorporated by reference to Exhibit (r)(2) to the Registrant’s Registration Statement on Form N-2 (Reg. No. 811-24024) as previously filed on March 27, 2025.
	(s)	Calculation of Filing Fees Table is incorporated by reference to Exhibit (s) to the Registrant’s Registration Statement on Form N-2 (Reg. No. 811-24024) as previously filed on March 27, 2025.
	(t)	Powers of Attorney are incorporated by reference to Exhibit (t) to the Registrant’s Registration Statement on Form N-2 (Reg. No. 811-24024) as previously filed on February 3, 2025.

Item 26. Marketing Arrangements

Not applicable.

Item 27. Other Expenses of Issuance and Distribution of Securities Being Registered

All figures are estimates:

Registration fees	$45,930
Legal fees	$625,000
Printing fees	$20,000
Blue Sky fees	$50,000
Transfer Agent fees	$45,000
Total	$785,930

Item 28. Persons Controlled by or Under Common Control With Registrant

The Registrant is not aware of any person that is directly or indirectly under common control with the Registrant, except that the Registrant may be deemed to be controlled by Select Equity Group, L.P., the Registrant’s investment adviser. Information regarding the ownership of Select Equity Group, L.P. is set forth in its Form ADV as filed with the SEC (File No. 801-78977).

Item 29. Number of Holders of Securities

Title of Class	Number of Shareholders*
Class I Shares	[ ]
Class A Shares	[ ]
Class B Shares	[ ]

*	As of [ ], 2026

Item 30. Indemnification

Sections 8.1-8.3 of Article VIII of the Registrant’s Agreement and Declaration of Trust states:

Section 8.1 Limitation of Liability.    Neither a Trustee nor an officer of the Trust, when acting in such capacity, shall be personally liable to any person other than the Trust or a beneficial owner for any act, omission or obligation of the Trust, any Trustee or any officer of the Trust. Neither a Trustee nor an officer of the Trust shall be liable for any act or omission in his capacity as Trustee or as an officer of the Trust, or for any act or omission of any other officer or any employee of the Trust or of any other person or party, provided that nothing contained herein or in the Act shall protect any Trustee or officer against any liability to the Trust or to Shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee or the duties of such officer hereunder.

Section 8.2 Indemnification.

(a)	To the fullest extent permitted by law, the Trust shall indemnify, defend and hold harmless each Trustee, officer, or agent of the Trust and persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor, or otherwise, and may indemnify any trustee, director or officer of a predecessor organization (each, a “Covered Person”) from and against any and all losses, claims (actual or threatened), damages, liabilities, expenses (including, without limitation, attorneys’ fees and other legal fees and expenses, as well as accountants’ fees), judgments, fines, penalties and settlements (collectively, “Losses”) sustained or incurred by such Covered Person as a result of any act, decision or omission concerning the business or activities of, or that otherwise is related to, the Trust, including any Losses arising from any and all claims, demands, actions, suits, investigations or proceedings that relate to or arise in connection with the operations or business of the Trust or arise out of or are based upon in whole or in part such Covered Person’s relationship to the Trust, in which such Covered Person may be involved, or is threatened to be involved, as a party or otherwise, except to the extent such Losses are determined, by a court of competent jurisdiction in a final, non-appealable decision, to result from the willful misfeasance, bad faith, gross negligence or reckless disregard of such Covered Person. The indemnification provided by this Article VIII shall be in addition to any other rights to which a Covered Person may be entitled under any agreement, as a matter of law or otherwise. A Covered Person shall not be denied indemnification in whole or in part under this Article VIII because the Covered Person had an interest in the transaction with respect to which the indemnification applies.

(b)	A Covered Person shall be deemed to have acted with due care, reasonably and in good faith and therefore entitled to indemnification hereunder if, while discharging his or her duties or performing any function on behalf of an entity referred to this Article VIII, he or she acted in the reasonable belief that his or her actions were not contrary to the best interests of the Trust and were within the scope of authority granted to such Covered Person by this Trust Instrument or other lawful authorization, or he or she reasonably relied on advice, information, opinions, reports, statements (whether oral or written), financial statements or financial data prepared or furnished by any officer, committee, senior management, legal counsel, accountant (including public accountants) or other expert in matters involving the relevant expertise, or the written advice, direction or instruction of the Board of Trustees or a committee member thereof. A Covered Person may consult with counsel and accountants with respect to the affairs of the Trust and shall be fully protected and justified, to the extent allowed by law, in acting, or failing to act, if such action or failure to act is in accordance with the advice or opinion of such counsel or accountants.

(c)	The provisions of this Article VIII shall continue as to a Covered Person who has ceased to serve in such capacity unless otherwise provided in a written agreement pursuant to which such Covered Person is indemnified and regardless of any subsequent amendment to or restatement of this Trust Instrument and no amendment, restatement or termination of this Trust Instrument shall reduce or restrict the extent to which these indemnification provisions apply to actions taken or omissions made prior to the date of such amendment, restatement or termination.

(d)	Expenses (including reasonable attorneys’ fees) incurred by a Covered Person in connection with a proceeding described in Article VIII of this Trust Instrument shall, from time to time, be advanced by the Trust prior to the final disposition of such claim (threatened or actual), investigation, demand, action, suit or proceeding upon receipt by the Trust of (a) an undertaking by or on behalf of such Covered Person to repay such amount if it shall be determined that such Covered Person is not entitled to be indemnified as authorized in Article VIII of this Trust Instrument and (b) any of (i) such Covered Person provides security for such undertaking, (ii) the Trust is insured against losses arising by reason of such payment, or (iii) a majority of a quorum of disinterested, non-party Trustees, or independent legal counsel in a written opinion, determines, based on a review of readily available facts, that there is reason to believe that such Covered Person ultimately will be found entitled to indemnification.

Section 8.3 Shareholders. Each Shareholder of the Trust and each Class shall not be personally liable for the debts, liabilities, obligations and expenses incurred by, contracted for, or otherwise existing with respect to, the Trust or by or on behalf of any Class. The Trustees shall have no power to bind any Shareholder personally or to call upon any Shareholder for the payment of any sum of money or assessment whatsoever other than such as the Shareholder may at any time personally agree to pay pursuant to terms hereof or by way of subscription for any Shares or otherwise.

In case any Shareholder or former Shareholder of any Class shall be held to be personally liable solely by reason of his being or having been a Shareholder of such Class and not because of his acts or omissions or for some other reason, the Shareholder or former Shareholder (or his heirs, executors, administrators or other legal representatives, or, in the case of a corporation or other entity, its corporate or other general successor) shall be entitled out of the assets belonging to the applicable Class to be held harmless from and indemnified against all loss and expense arising from such liability. The Trust, on behalf of the affected Class, shall, upon request by the Shareholder, assume the defense of any claim made against the Shareholder for any act or obligation of the Class and satisfy any judgment thereon from the assets of the Class. The indemnification and reimbursement required by the preceding sentence shall be made only out of assets of the one or more Classes whose Shares were held by said Shareholder at the time the act or event occurred that gave rise to the claim against or liability of said Shareholder. The rights accruing to a Shareholder under this Section shall not impair any other right to which such Shareholder may be lawfully entitled, nor shall anything herein contained restrict the right of the Trust or any Class thereof to indemnify or reimburse a Shareholder in any appropriate situation even though not specifically provided herein.

Item 31. Business and Other Connections of Investment Adviser

Information as to the directors and officers of the Registrant’s investment adviser, Select Equity Group, L.P. (the “Investment Adviser”), together with information as to any other business, profession, vocation, or employment of a substantial nature in which the Investment Adviser, and each director, executive officer, managing member or partner of the Investment Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in its Form ADV as filed with the Securities and Exchange Commission, and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained at the offices of (1) the Registrant’s Administrator and/or (2) the Adviser. The address of each is as follows:

1.	U.S. Bancorp Fund Services 615 East Michigan Street Milwaukee, WI 53202

2.	Select Equity Group, L.P. 380 Lafayette Street New York, NY 10003

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.	Not applicable.

2.	Not applicable.

3.	The Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (“Securities Act”);

(2)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	if the Registrant is relying on Rule 430B [17 CFR 230.430B]:

(A)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)	if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(3)	the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	The Registrant undertakes:

(a)	for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	Not applicable.

6.	Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York on the 20th day of August, 2026.

SEG Partners Long/Short Equity Fund

By:	/s/ Matthew Stadtmauer
	Name:	Matthew Stadtmauer
	Title:	President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933 this Registration Statement has been signed below by the following person in the capacities and on the dates indicated on the 20th day of August, 2026.

/s/ Matthew Stadtmauer	President and Principal Executive Officer	August 20, 2026
Matthew Stadtmauer

/s/ Troy Statczar	Principal Financial Officer and	August 20, 2026
Troy Statczar	Principal Accounting Officer

/s/ Matthew Stadtmauer	Trustee	August 20, 2026
Matthew Stadtmauer

*Kristen Leopold	Trustee	August 20, 2026
Kristen Leopold

*Jon Morgan	Chairman and Trustee	August 20, 2026
Jon Morgan

*Maureen O’Toole	Trustee	August 20, 2026
Maureen O’Toole

*By:	/s/ Tracy Thomas
Tracy Thomas Attorney-In-Fact (Pursuant to Power of Attorney)

Exhibit Index

(h)(3)	Form of Distribution and Service Plan for Class B Shares
(k)(4)	Form of Amended and Restated Expense Limitation and Reimbursement Agreement
(k)(5)	Form of Amended and Restated Multiple Class Plan